U.S. Securities and Exchange Commission
Washington, D.C. 20549

05045236

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Securities Corporation.
Exact Name of Registrant as Specified in Charter

0000932858
Registrant CIK Number

Current Report on Form 8-K For 2/17/05 Deal 2005-KS2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-108865
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 17th day of February, 2005.

Residential Asset Securities Corporation
(Registrant)

By: Benita Bjorgo
Name: Benita Bjorgo
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2005, that the information set forth in this statement is true and complete.

By: ______________________
(Name)
(Title)

SUBJECT TO REVISION
COMPUTATIONAL MATERIALS DATED FEBRUARY 14, 2005

$543,400,000 (Approximate)

GMAC RFC

HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2005-KS2

RASC SERIES 2005-KS2 TRUST
Issuer

RESIDENTIAL ASSET SECURITIES CORPORATION
Depositor

RESIDENTIAL FUNDING CORPORATION
Master Servicer

FEBRUARY 14, 2005

CREDIT SUISSE | FIRST BOSTON

The information herein has been provided solely by Credit Suisse First Boston LLC ("CSFB") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. By entering into a transaction with CSFB, you acknowledge that you have read and understood the following terms: CSFB is acting solely as an arm's length contractual counterparty and not as your financial adviser or fiduciary unless it has agreed to so act in writing. Before entering into any transaction you should ensure that you fully understand its potential risks and rewards and independently determine that it is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. You should consult with such advisers, as you deem necessary to assist you in making these determinations. You should also understand that CSFB or its affiliates may provide banking, credit and other financial services to any company or issuer of securities or financial instruments referred to herein, underwrite, make a market in, have positions in, or otherwise buy and sell securities or financial instruments which may be identical or economically similar to any transaction entered into with you. If we make a market in any security or financial instrument, it should not be assumed that we will continue to do so. Any indicative terms provided to you are provided for your information and do not constitute an offer, a solicitation of an offer, or any advice or recommendation to conclude any transaction (whether on the indicative terms or otherwise). Any indicative price quotations, disclosure materials or analyses provided to you have been prepared on assumptions and parameters that reflect good faith determinations by us or that have been expressly specified by you and do not constitute advice by us. The assumptions and parameters used are not the only ones that might reasonably have been selected and therefore no guarantee is given as to the accuracy, completeness, or reasonableness of any such quotations, disclosure or analyses. No representation or warranty is made that any indicative performance or return indicated will be achieved in the future. None of the employees or agents of CSFB or its affiliates is authorized to amend or supplement the terms of this notice, other than in the form of a written instrument, duly executed by an appropriately authorized signatory and countersigned by you.

Attached is a term sheet describing the structure, collateral pool and certain aspects of the Certificates. The term sheet has been prepared by CSFB for informational purposes only and is subject to modification or change. The information and assumptions contained therein are preliminary and will be superseded by a prospectus and prospectus supplement and by any other additional information subsequently filed with the Securities and Exchange Commission or incorporated by reference in the Registration Statement.

Neither Credit Suisse First Boston LLC nor any of its respective affiliates makes any representation as to the accuracy or completeness of any of the information set forth in the attached term sheet.

A Registration Statement (including a prospectus) relating to the Certificates has been filed with the Securities and Exchange Commission and declared effective. The final Prospectus and Prospectus Supplement relating to the securities will be filed with the Securities and Exchange Commission after the securities have been priced and all of the terms and information are finalized. This communication is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Interested persons are referred to the final Prospectus and Prospectus Supplement to which the securities relate. Any investment decision should be based only upon the information in the final Prospectus and Prospectus Supplement as of their publication dates.

RASC Series 2005-KS2 Trust
Home Equity Mortgage Asset-Backed Pass-Through Certificates

$543,400,000 (Approximate)
Subject to Revision

Class	Approximate Size[1]	Interest Type	Principal Type	Expected WAL (yrs)[2] Call/Mat	Expected Principal Window (mos)[2] Call/Mat	Final Scheduled Distribution Date[3]	Expected Ratings (Moody's/S&P/Fitch)
A-I-1[4]	$100,060,000	Floating	SEQ	1.00 / 1.00	1 - 21 / 1 - 21	May 2025	Aaa/AAA/AAA
A-I-2[4]	113,210,000	Floating	SEQ	3.00 / 3.05	21 - 71 / 21 - 89	July 2034	Aaa/AAA/AAA
A-I-3[4]	9,342,500	Floating	SEQ	5.92 / 9.53	71 - 71 / 89 - 161	March 2035	Aaa/AAA/AAA
A-II-1[4]	200,352,500	Floating	PT	2.23 / 2.40	1 - 71 / 1 - 161	March 2035	Aaa/AAA/AAA
A-II-2[4]	22,260,000	Floating	PT	2.23 / 2.40	1 - 71 / 1 - 161	March 2035	Aaa/AAA/AAA
M-1[4][5]	37,125,000	Floating	MEZ	4.42 / 4.84	42 - 71 / 42 - 132	March 2035	Aa2/AA/AA+
M-2[4][5]	28,875,000	Floating	MEZ	4.27 / 4.64	39 - 71 / 39 - 119	March 2035	A2/A+/A+
M-3[4][5]	8,250,000	Floating	MEZ	4.23 / 4.53	38 - 71 / 38 - 102	March 2035	A3/A/A
M-4[4][5]	8,800,000	Floating	MEZ	4.20 / 4.44	38 - 71 / 38 - 95	March 2035	Baa1/A-/BBB+
M-5[4][5]	5,225,000	Floating	MEZ	4.20 / 4.34	37 - 71 / 37 - 85	March 2035	Baa2/BBB+/BBB
M-6[4][5]	4,400,000	Floating	MEZ	4.16 / 4.19	37 - 71 / 37 - 77	March 2035	Baa3/BBB/BBB-
B[4][5]	5,500,000	Floating	SUB	3.93 / 3.93	37 - 68 / 37 - 68	March 2035	Ba1/BBB-/BB+
Total	**$543,400,000**						

(1) The size is subject to a permitted variance in the aggregate of plus or minus 5%.
(2) The Certificates will be priced to the first possible Optional Termination Date and the applicable Prepayment Pricing Assumption for the related Mortgage Loans.
(3) For the Class A-I-1 and Class A-I-2 Certificates, the Final Scheduled Distribution Date will be calculated assuming no prepayments, losses or delinquencies on the Mortgage Loans, no termination of the Trust on the Optional Termination Date, a required overcollateralization amount of $0, and no Excess Cash Flow on any Distribution Date. For all other classes of certificates, the Final Scheduled Distribution Date is the Distribution Date in the month following the latest maturing Mortgage Loan.
(4) The applicable margin on the related Class A Certificates will increase to 2x their original margin and the applicable margin on the Class M and Class B Certificates will increase to 1.5x their original margin on the second Distribution Date after the first possible Optional Termination Date. Each class is subject to the Net Wac Cap.
(5) The Class M and Class B Certificates are not expected to receive principal payments prior to the Stepdown Date.

Transaction Overview

Certificates:	The Class A-I-1 Certificates, Class A-I-2 Certificates and Class A-I-3 Certificates (the "Class A-I Certificates"); Class A-II-1 Certificates and Class A-II-2 Certificates (the "Class A-II Certificates"). The Class A-I Certificates and the Class A-II Certificates are referred to herein as the "Class A Certificates". The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates (the "Class M Certificates"); and the Class B Certificates (together with the Class M Certificates, the "Subordinate Certificates"). The Class A Certificates and the Subordinate Certificates will be offered via the Prospectus (the "Offered Certificates").
Depositor:	Residential Asset Securities Corporation ("RASC"), an affiliate of Residential Funding Corporation
Seller and Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "RFC")
Sub-Servicer:	Primary servicing will be provided primarily by HomeComings Financial Network, Inc., a wholly owned subsidiary of Residential Funding Corporation with respect to the Mortgage Loans in Loan Group I and Loan Group II. The preliminary pool includes approximately 30.57% of Group I Mortgage Loans and 28.01% of Group II Mortgage Loans, which will be interim-serviced by Fremont Investment & Loan.
Trustee:	US Bank, National Association
Joint Lead Underwriters:	Credit Suisse First Boston LLC and Greenwich Capital Markets, Inc.
Cut-off Date:	February 1, 2005
Closing Date:	On or about February 25, 2005
Distribution Dates:	The 25th day of each month (if such day is not a business day, the first business day thereafter) commencing in March 2005. The initial Distribution Date will be March 25, 2005.
Form of Certificates:	The Offered Certificates will be available in book-entry form through DTC / Euroclear / Clearstream in same day funds.
Minimum Denominations:	The Class A Certificates and the Class M-1 Certificates will be offered in minimum denominations of $25,000 and integral multiples of $1 in excess thereof. The Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates and the Class B Certificates will be offered in minimum denominations of $250,000 and integral multiples of $1 in excess thereof.
Tax Status:	The Offered Certificates will be designated as regular interests in a REMIC and, as such, will be treated as debt instruments of a REMIC for federal income tax

purposes.

ERISA Eligibility: The Offered Certificates may be eligible for purchase by employee benefit plans or other plans or arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Offered Certificates.

SMMEA Eligibility: None of the Offered Certificates are expected to constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Optional Termination Date: If the aggregate principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date falls below 10% of the initial principal balance as of the Cut-off Date ("Optional Termination Date"), the holders of the call rights may terminate the trust.

Expense Fee Rate: With respect to any Mortgage Loan, the expense fee rate consists of the servicing fee for such Mortgage Loan. The servicing fee consists of (a) servicing compensation payable to the master servicer for its master servicing activities, and (b) subservicing and other related compensation payable to the sub-servicer, including compensation paid to the master servicer as the direct servicer of a Mortgage Loan for which there is no subservicer.

Mortgage Loans: The mortgage pool will consist of Mortgage Loans that will be divided into Loan Group I and Loan Group II. Loan Group I will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by first liens on mortgaged properties that may or may not conform to Freddie Mac loan limits, and Loan Group II will consist of fixed-rate and adjustable-rate subprime home equity Mortgage Loans secured by first liens on mortgaged properties that will conform to Freddie Mac loan limits. Approximately 8.89% and 5.92% of the Mortgage Loans in Loan Group I and Loan Group II, respectively, provide for an initial interest only period of up to five years. On the Closing Date, Loan Group I and Loan Group II will each have an aggregate principal balance of approximately $275,000,000.

Prepayment Assumption: Fixed Rate Mortgage Loans: 23% HEP (assumes that prepayments start at 2.3% CPR in month one, increase by 2.3% each month to 23% CPR in month ten, and remain constant at 23% CPR thereafter).

Adjustable Rate Mortgage Loans: 100% PPC (100% PPC prepayment assumption assumes (i) a per annum prepayment rate of 2% of the then outstanding principal balance of the adjustable-rate mortgage loans in the first month of the life of the mortgage loans, (ii) an additional 28/11% per annum in each month thereafter through the eleventh month, (iii) a constant prepayment rate of 30% per annum in the twelfth month through the twenty-second month, (iv) a constant prepayment rate of 50% per annum in the twenty-third month through the twenty-seventh month and (v) a constant prepayment rate of 35% per annum thereafter).

Net Mortgage Rate: With respect to any Mortgage Loan, the mortgage rate thereon minus the Expense Fee Rate.

Maximum Net Mortgage Rate: With respect to any adjustable rate Mortgage Loan, the maximum amount of interest that can accrue thereon less Net Mortgage Rate; with respect to any fixed

rate Mortgage Loan, the Net Mortgage Rate.

Group I Net WAC Cap Rate: The pass-through rate of the Class A-I Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group I Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period as adjusted to account for payments required to be made under the related yield maintenance agreement, if any.

Group I Basis Risk Shortfall: With respect to the Class A-I Certificates and any Distribution Date on which the Group I Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest for that class calculated at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group I weighted average Maximum Net Mortgage Rate, over (ii) accrued certificate interest for that class calculated using the Group I Net WAC Cap Rate; plus any unpaid Group I Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group I weighted average Maximum Net Mortgage Rate. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Group I Basis Risk Shortfalls payable in the amounts and priority described under Excess Cash Flow Distributions.

Group II Net WAC Cap Rate: The pass-through rate on the Class A-II Certificates with respect to each Distribution Date will be subject to a cap equal to the product of (i) the weighted average of the Net Mortgage Rates on the Group II Mortgage Loans as of the end of the calendar month immediately preceding the month in which such Distribution Date occurs and (ii) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the related interest accrual period; as adjusted to account for payments required to be made under the related yield maintenance agreement, if any.

Group II Basis Risk Shortfall: With respect to the Class A-II Certificates and any Distribution Date on which the Group II Net WAC Cap is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) accrued certificate interest for that class calculated at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group II weighted average Maximum Net Mortgage Rate, over (ii) accrued certificate interest for that class calculated using the Group II Net WAC Cap Rate; plus any unpaid Group II Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the Group II weighted average Maximum Net Mortgage Rate. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Group II Basis Risk Shortfalls payable in the amounts and priority described under Excess Cash Flow Distributions.

Subordinate Net WAC Cap: With respect to any distribution date and the Class M and Class B Certificates, a per annum rate equal to the weighted average of (i) the Group I Net WAC Cap Rate, without regard to payments required to be made under the yield maintenance

agreement for the Class A-I Certificates, if any, and (ii) Group II Net WAC Cap Rate, without regard to payments required to be made under the yield maintenance agreement for the Class A-II-2 Certificates, if any, weighted on the basis of the related Subordinate Component, as adjusted to account for payments required to be made under the yield maintenance agreement for the Class M and Class B Certificates, if any.

Subordinate Basis Risk Shortfall: With respect to any class of Class M and Class B Certificates and any Distribution Date on which the Subordinate Net WAC Cap Rate is used to determine the pass-through rate of that class of certificates, an amount equal to the excess of (i) Accrued Certificate Interest for that class calculated at a rate equal the lesser of (a) One-Month LIBOR plus the related Margin and (b) the weighted average of the Group I Weighted Average Maximum Net Mortgage Rate and the Group II Weighted Average Maximum Net Mortgage Rate, weighted on the basis of the related Subordinate Component, over (ii) Accrued Certificate Interest calculated using the Subordinate Net WAC Cap Rate; plus any unpaid Subordinate Basis Risk Shortfall from prior distribution dates, plus interest thereon to the extent not previously paid from Excess Cash Flow, at a rate equal to the lesser of (a) One-Month LIBOR plus the related Margin and (b) the weighted average of the Group I Weighted Average Maximum Net Mortgage Rate and the Group II Weighted Average Maximum Net Mortgage Rate, weighted on the basis of the related Subordinate Component. In addition, any interest rate shortfalls allocated to that class caused by the failure of the yield maintenance provider to make required payments pursuant to the related yield maintenance agreement will be Subordinate Basis Risk Shortfalls payable in the amounts and priority described under Excess Cash Flow Distributions.

Subordinate Component: With respect to each loan group and any Distribution Date, the positive excess, if any, of the aggregate stated principal balance of the Mortgage Loans in that loan group, over the certificate principal balance of the related Class A Certificates, in each case immediately prior to such Distribution Date.

Relief Act Shortfalls: With respect to any Distribution Date, the shortfall, if any, in collections of interest resulting from the Servicemembers Civil Relief Act or any similar legislation or regulation. Relief Act Shortfalls will be covered by available Excess Cash Flow in the current period only. Any Relief Act Shortfalls allocated to the Offered Certificates for the current period not covered by Excess Cash Flow in the current period will remain unpaid. Relief Act Shortfalls will be allocated on a pro rata basis among the Offered Certificates.

Interest Accrual Period: From and including the preceding Distribution Date (for the first accrual period, the closing date) to but excluding the current Distribution Date on an actual/360 basis.

Eligible Master Servicing Compensation: With respect to any Distribution Date, the lesser of (i) one twelfth of 0.125% of the stated principal balance of the Mortgage Loans immediately preceding that Distribution Date and (ii) the sum of the Master Servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable on that Distribution Date, in each case, with respect to the related Mortgage Loans.

Coupon Step Up: If the holders of the call rights does not purchase the remaining Mortgage Loans on the first possible Optional Termination Date, the applicable margin on the Class A Certificates will increase to 2x the original margin and the applicable margin for the Class M and Class B Certificates will increase to 1.5x the original margin on the

second Distribution Date following such first possible Optional Termination Date.

Credit Enhancement:

A. Overcollateralization ("OC")

B. Excess Cash Flow

C. Subordination

Expected Credit Support Percentage:

Class	Rating (M/S/F)	Initial Credit Support	After Step-Down Support
Class A	Aaa/AAA/AAA	19.05%	38.10%
Class M-1	Aa2/AA/AA+	12.30%	24.60%
Class M-2	A2/A+/A+	7.05%	14.10%
Class M-3	A3/A/A	5.55%	11.10%
Class M-4	Baa1/A-/BBB+	3.95%	7.90%
Class M-5	Baa2/BBB+/BBB	3.00%	6.00%
Class M-6	Baa3/BBB/BBB-	2.20%	4.40%
Class B	Ba1/BBB-/BB+	1.20%	2.40%

For any class of Certificates, the initial Credit Support is the aggregate certificate principal balance of all Certificates subordinate to such class as a percentage of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date. The initial Credit Support includes Overcollateralization.

Subordination Percentage:

Class	Rating (M/S/F)	Subordination %
Class A	Aaa/AAA/AAA	61.90%
Class M-1	Aa2/AA/AA+	75.40%
Class M-2	A2/A+/A+	85.90%
Class M-3	A3/A/A	88.90%
Class M-4	Baa1/A-/BBB+	92.10%
Class M-5	Baa2/BBB+/BBB	94.00%
Class M-6	Baa3/BBB/BBB-	95.60%
Class B	Ba1/BBB-/BB+	97.60%

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for realized losses) before giving effect to distributions of principal to be made on that Distribution Date, over (ii) the sum of the aggregate certificate principal balance of the Class A, Class M and Class B Certificates, before taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date (i) prior to the Stepdown Date, an amount equal to 1.20% of the aggregate initial principal balance of the Mortgage Loans, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 2.40% of the then current aggregate outstanding principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (y) the Overcollateralization Floor or (iii) on or after the related Stepdown Date if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Overcollateralization Floor: 0.50% of the aggregate initial principal balance of the Mortgage Loans.

Stepdown Date: The earlier to occur of (i) the Distribution Date immediately succeeding the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates has been reduced to zero or (ii) the later to occur of (x) the Distribution Date in March 2008 and (y) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to the Specified Enhancement Percentage.

Specified Enhancement Percentage: The Specified Enhancement Percentage is [38.10]%.

Senior Enhancement Percentage: On any Distribution Date, the Senior Enhancement Percentage will be equal to a fraction, the numerator of which is the sum of (x) the aggregate certificate principal balance of the Class M and Class B Certificates immediately prior to that Distribution Date and (y) the Overcollateralization Amount, for purposes of this definition only, after taking into account the Principal Remittance Amount, and the denominator of which is the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date.

Excess Cash Flow: For any Distribution Date, the sum of (a) the excess of the available distribution amount over the sum of (x) the interest distribution amount for the Certificates and (y) the principal remittance amount and (b) any overcollateralization reduction amount.

Excess Cash Flow may be used to protect the Certificates against realized losses by making an additional payment of principal up to the amount of the realized losses.

Trigger Event:

<Preliminary – Subject to Change>

A Trigger Event is in effect on any Distribution Date on or after the Stepdown Date if either (i) the product of (a) [2.44] and (b) the Sixty-Plus Delinquency Percentage equals or exceeds the Senior Enhancement Percentage for that Distribution Date or (ii) on or after the Distribution Date in March 2008 the cumulative realized losses on the Mortgage Loans as a percentage of the initial aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceed the following amounts:

Distribution Date	Required Loss Percentage
Month 37 to Month 48	[3.25]% with respect to month 37, plus an additional 1/12th of [2.00]% for each month thereafter
Month 49 to Month 60	[5.25]% with respect to month 49, plus an additional 1/12th of [1.25]% for each month thereafter
Month 61 to Month 72	[6.50]% with respect to Month 61, plus an additional 1/12th of [0.75]% for each month thereafter
Month 73 and thereafter	[7.25]%

Interest Distributions: On each Distribution Date, accrued and unpaid interest (less any prepayment interest shortfalls not covered by compensating interest or any Relief Act Shortfalls) will be paid to the holders of Certificates to the extent of the available distribution amount as described in the Prospectus Supplement (after payment of the Expense Fee Rate) in

the following order of priority:

(i) With respect to Loan Group I, to the Class A-I Certificates, pro rata, and with respect to Loan Group II, to the Class A-II Certificates pro rata;

(ii) To the Class M-1 Certificates;

(iii) To the Class M-2 Certificates;

(iv) To the Class M-3 Certificates;

(v) To the Class M-4 Certificates;

(vi) To the Class M-5 Certificates;

(vii) To the Class M-6 Certificates; and

(viii) To the Class B Certificates.

Principal Distributions:

On each Distribution Date, the Principal Distribution Amount will be distributed as follows:

(i) To the related Class A Certificates, the related Class A Principal Distribution Amount, allocated as described below under "Class A Principal Distributions" until the certificate principal balances of the related Class A Certificates are reduced to zero;

(ii) To the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the certificate principal balance of the Class M-1 Certificates is reduced to zero;

(iii) To the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the certificate principal balance of the Class M-2 Certificates is reduced to zero;

(iv) To the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the certificate principal balance of the Class M-3 Certificates is reduced to zero;

(v) To the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the certificate principal balance of the Class M-4 Certificates is reduced to zero;

(vi) To the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the certificate principal balance of the Class M-5 Certificates is reduced to zero;

(vii) To the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the certificate principal balance of the Class M-6 Certificates is reduced to zero; and

(viii) To the Class B Certificates, the Class B Principal Distribution Amount, until the certificate principal balance of the Class B Certificates is reduced to zero.

Class A Principal Distributions:

The Group I Principal Distribution Amount will be distributed sequentially as follows:

(i) To the Class A-I-1 Certificates, until the certificate principal balance thereof is reduced to zero;

(ii) To the Class A-I-2 Certificates, until the certificate principal balance thereof is reduced to zero;

(iii) To the Class A-I-3 Certificates, until the certificate principal balance thereof is reduced to zero; and

(iv) Any remaining amount to the Class A-II Certificates, pro rata.

The Group II Principal Distribution Amount will be distributed as follows:

(i) To the Class A-II Certificates, pro rata; and

(ii) Any remaining amount sequentially, to the Class A-I-1, Class A-I-2 and Class A-I-3 Certificates, in that order, in each case until the Certificate Principal Balance thereof has been reduced to zero.

Excess Cash Flow Distributions:

On any Distribution Date, the Excess Cash Flow will be allocated among the Certificates as set forth in the Prospectus Supplement in the following order of priority:

(i) as part of the Principal Distribution Amount, to pay to the holders of the Class A, Class M and Class B Certificates in reduction of their certificate principal balances, the principal portion of Realized Losses incurred on the mortgage loans for the preceding calendar month;

(ii) to pay the holders of the Class A, Class M and Class B Certificates as part of the Principal Distribution Amount, any overcollateralization increase amount;

(iii) to pay the holders of Class A, Class M and Class B Certificates, the amount of any Prepayment Interest Shortfalls allocated thereto for that distribution date, on a pro rata basis based on Prepayment Interest Shortfalls allocated thereto, to the extent not covered by the Eligible Master Servicing Compensation on that distribution date;

(iv) to pay to the holders of the Class A, Class M and Class B Certificates, any prepayment interest shortfalls remaining unpaid from prior distribution dates together with interest thereon, on a pro rata basis based on unpaid prepayment interest shortfalls previously allocated thereto;

(v) to pay to the holders of the Class A Certificates, pro rata, and then the Subordinate Certificates, in order of priority, the amount of any Group I Basis Risk Shortfall, Group II Basis Risk Shortfall and any Subordinate Basis Risk Shortfall, as applicable, remaining unpaid as of that distribution date; provided, that the Class A-II-1 Certificates will be entitled to payment of Group II Basis Risk Shortfall allocated thereto before the Class A-II-2 Certificates are entitled to be paid such amounts;

(vi) to pay to the holders of the Class A, Class M and Class B Certificates, the amount of any Relief Act Shortfalls allocated thereto, on a pro rata basis based on Relief Act Shortfalls allocated thereto for that distribution date;

(vii) to pay to the holders of the Class A Certificates, pro rata, and then to the

Subordinate Certificates, in order of priority, the principal portion of any Realized Losses previously allocated thereto that remain unreimbursed; and

(viii) to pay to the holders of the Class SB Certificates any balance remaining, in accordance with the terms of the pooling and servicing agreement.

Principal Remittance Amount: For any Distribution Date and each loan group, the sum of the following amounts: (i) the principal portion of all scheduled monthly payments on the Mortgage Loans received or advanced with respect to the related due period; (ii) the principal portion of all proceeds of the repurchase of Mortgage Loans or, in the case of substitution, amounts representing a principal adjustment as required in the pooling and servicing agreement during the preceding calendar month; and (iii) the principal portion of all other unscheduled collections received on the Mortgage Loans during the preceding calendar month including, without limitation, full and partial principal prepayments made by the respective mortgagors, to the extent not distributed in the preceding month but excluding subsequent recoveries.

Principal Distribution Amount: For any Distribution Date, the lesser of (a) the excess of (x) the available distribution amount over (y) the interest distribution amount and (b) the sum of (x) the Principal Remittance Amount for the Mortgage Loans and (y) the Excess Cash Flow to the extent distributable as principal to (i) cover realized losses on the Mortgage Loans and (ii) to reach the OC Target minus any overcollateralization reduction amount and certain other amounts with respect to servicing modifications as set forth in the Pooling and Servicing Agreement.

Class A Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the Principal Distribution Amount for that Distribution Date or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the Principal Distribution Amount for that Distribution Date and (b) the excess, if any, of (x) the aggregate certificate principal balance of the Class A Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the applicable Subordination Percentage of the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving affect to the distributions to be made on such Distribution Date minus the OC Floor.

Group I Principal Distribution Amount: On any Distribution Date, the Class A Principal Distribution Amount for that Distribution Date multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to Loan Group I for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the Mortgage Loans for that Distribution Date.

Group II Principal Distribution Amount: On any Distribution Date, the Class A Principal Distribution Amount for that Distribution Date multiplied by a fraction, the numerator of which is the portion of the Principal Allocation Amount related to Loan Group II for that Distribution Date and the denominator of which is the Principal Allocation Amount for all of the Mortgage Loans for that Distribution Date.

Principal Allocation Amount: With respect to any Distribution Date, the sum of (a) the Principal Remittance Amount for that Distribution Date and (b) the aggregate amount of Realized Losses on the Mortgage Loans in the calendar month preceding that Distribution Date, to the extent covered by Excess Cash Flow for that Distribution Date as described under Excess Cash Flow Distributions; provided, that on any Distribution Date on which there is insufficient Excess Cash Flow to cover all Realized Losses on the Mortgage Loans,

in determining the Group I Principal Distribution Amount and the Group II Principal Distribution Amount, the available Excess Cash Flow will be allocated to the Class A-I Certificates and Class A-II Certificates, pro rata, based on the principal portion of Realized Losses on the Group I Loans and Group II Loans, respectively.

Class M-1 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-2 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount, or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates and Class M-1 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount and Class M-1 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-3 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates and Class M-2 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, and Class M-2 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made

on that Distribution Date in and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-4 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount and Class M-3 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-4 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class M-5 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount and the Class M-4 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates and Class M-4 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount and Class M-4 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-5 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage after giving effect to distributions to be made on that Distribution Date Loans minus the OC Floor.

Class M-6 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution

Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount and the Class M-5 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount and Class M-5 Principal Distribution Amount and (ii) the certificate principal balance of the Class M-6 Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Class B Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of (a) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount, the Class M-2 Principal Distribution Amount, the Class M-3 Principal Distribution Amount, the Class M-4 Principal Distribution Amount, the Class M-5 Principal Distribution Amount and the Class M-6 Principal Distribution Amount and (b) the excess of (x) the sum of (i) the aggregate certificate principal balance of the Class A Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and Class M-6 Certificates, after taking into account the distribution of the Class A Principal Distribution Amount, Class M-1 Principal Distribution Amount, Class M-2 Principal Distribution Amount, Class M-3 Principal Distribution Amount, Class M-4 Principal Distribution Amount, Class M-5 Principal Distribution Amount and Class M-6 Principal Distribution Amount and (ii) the certificate principal balance of the Class B Certificates immediately prior to that Distribution Date over (y) the lesser of (i) the product of the applicable Subordination Percentage and the stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date and (ii) the aggregate stated principal balance of the Mortgage Loans after giving effect to distributions to be made on that Distribution Date minus the OC Floor.

Allocation of Losses:

Any realized losses will be allocated in the following order of priority:

(i) To Excess Cash Flow for the related Distribution Date;

(ii) To the overcollateralization, until reduced to zero (as further described in the prosepctus supplement);

(iii) To the Class B Certificates, until reduced to zero;

(iv) To the Class M-6 Certificates, until reduced to zero;

(v) To the Class M-5 Certificates, until reduced to zero;

(vi) To the Class M-4 Certificates, until reduced to zero;

(vii) To the Class M-3 Certificates, until reduced to zero;

(viii) To the Class M-2 Certificates, until reduced to zero;

(ix) To the Class M-1 Certificates, until reduced to zero; and

(x) With respect to losses on the Group I Mortgage Loans, to the Class A-I Certificates, on a pro-rata basis; with respect to losses on the Group II Mortgage Loans, first, to the Class A-II-2 Certificates, until reduced to zero, then to the Class A-II-1 Certificates, until reduced to zero.

Prospectus:

The Offered Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Additional information with respect to the Offered Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus.

Yield Maintenance Agreements

On the Closing Date, the Trustee will enter into three Yield Maintenance Agreements with [ ] (the "Counterparty") for the benefit of the Class A-I, Class A-II and the Subordinate Certificates. On each Distribution Date, payments under the Yield Maintenance Agreements will be made based on (i) an amount equal the lesser of (a) the notional amount set forth in the related tables below and (b) the outstanding certificate principal of the Class A-I Certificates; Class A-II Certificates; and the Class M and Class B Certificates, as applicable, immediately preceding that Distribution Date and (ii) the strike rates set forth in the related table below. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rates beginning with the Distribution Date in April 2005. Such payments will be capped at their related maximum amount when one-month LIBOR equals or exceeds the related Ceiling. The Yield Maintenance Agreements will terminate after the Distribution Date in January 2007.

	Class A-I Certificates			Class A-II Certificates			Subordinate Certificates		
Distribution Date	Notional Balance ($)	Strike Rate (%)	Ceiling (%)	Notional Balance ($)	Strike Rate (%)	Ceiling (%)	Notional Balance ($)	Strike Rate (%)	Ceiling (%)
3/25/2005	222,612,500	N/A	N/A	222,612,500	N/A	N/A	98,175,000	N/A	N/A
4/25/2005	221,422,772	6.32	7.82	221,456,715	6.30	7.79	98,175,000	5.63	7.38
5/25/2005	219,630,759	6.54	7.82	219,699,251	6.52	7.79	98,175,000	5.85	7.38
6/25/2005	217,231,872	6.32	7.82	217,335,347	6.30	7.79	98,175,000	5.63	7.38
7/25/2005	214,225,170	6.54	7.82	214,363,882	6.52	7.79	98,175,000	5.85	7.38
8/25/2005	210,613,528	6.32	7.82	210,787,543	6.30	7.79	98,175,000	5.63	7.38
9/25/2005	206,403,773	6.32	7.82	206,612,956	6.30	7.79	98,175,000	5.63	7.38
10/25/2005	201,606,780	6.54	7.82	201,850,793	6.52	7.79	98,175,000	5.85	7.38
11/25/2005	196,237,541	6.32	7.82	196,515,836	6.30	7.79	98,175,000	5.64	7.38
12/25/2005	190,315,190	6.54	7.82	190,627,003	6.52	7.79	98,175,000	5.85	7.38
1/25/2006	183,915,434	6.32	7.82	184,211,827	6.30	7.79	98,175,000	5.64	7.38
2/25/2006	177,063,264	6.32	7.82	177,344,990	6.30	7.79	98,175,000	5.64	7.38
3/25/2006	170,327,685	7.02	7.82	170,596,251	7.00	7.79	98,175,000	6.33	7.38
4/25/2006	163,789,727	6.32	7.82	164,045,622	6.30	7.79	98,175,000	5.64	7.38
5/25/2006	157,443,592	6.54	7.82	157,687,290	6.52	7.79	98,175,000	5.85	7.38
6/25/2006	151,283,651	6.32	7.82	151,515,610	6.30	7.79	98,175,000	5.64	7.38
7/25/2006	145,304,442	6.54	7.82	145,525,104	6.52	7.79	98,175,000	5.85	7.38
8/25/2006	139,500,663	6.32	7.82	139,710,453	6.30	7.79	98,175,000	5.64	7.38
9/25/2006	133,867,167	6.32	7.82	134,066,498	6.30	7.79	98,175,000	5.64	7.38
10/25/2006	128,398,957	6.54	7.82	128,588,226	6.52	7.79	98,175,000	5.86	7.38
11/25/2006	123,091,184	6.32	7.82	123,270,776	6.30	7.79	98,175,000	5.64	7.38
12/25/2006	117,939,143	6.54	7.82	118,109,428	6.52	7.79	98,175,000	5.86	7.38
1/25/2007	109,364,961	6.33	7.82	109,522,925	6.31	7.79	98,175,000	5.64	7.38

Aggregate Collateral Summary

Summary	Total	Minimum	Maximum
Aggregate Current Principal Balance	$540,138,058.90	$20,205	$600,000
Number of Mortgage Loans	3,778		
Average Current Principal Balance	$142,969.31		
(1) Weighted Average Original Loan-to-Value	80.39%	11.00%	95.00%
(1) Weighted Average Mortgage Rate	7.23%	4.99%	11.90%
(1) Weighted Average Net Mortgage Rate	6.72%	4.41%	11.32%
(1) Weighted Average Note Margin	6.78%	1.00%	10.50%
(1) Weighted Average Maximum Mortgage Rate	13.53%	9.75%	18.65%
(1) Weighted Average Minimum Mortgage Rate	7.05%	1.00%	11.65%
(1) Weighted Average Term to Next Rate Adjustment Rate (months)	25	5	42
(1) Weighted Average Remaining Term to Stated Maturity (months)	358	119	360
(1) (2) Weighted Average Credit Score	611	475	805

(1) Weighted Average reflected in Total.
(2) 99.99% of the Aggregate Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days.

	Range	Percent of Cut-off Date Principal Balance
Product Type	ARM	91.17%
	Fixed	8.83%
Lien	First	100.00%
Property Type	Single-family detached	83.71%
	Planned Unit Developments (detached)	4.55%
	Two-to four-family units	4.32%
	Condo Low-Rise (less than 5 stories)	2.92%
	Manufactured Home	1.83%
	Planned Unit Developments (attached)	1.38%
	Townhouse	1.28%
	Condo High-Rise (9 stories or more)	0.01%
Occupancy Status	Primary Residence	95.08%
	Non Owner Occupied	3.96%
	Second/Vacation	0.96%
Documentation Type	Full Documentation	75.91%
	Reduced Documentation	24.09%
Loans with Prepayment Penalties		68.68%
Loans serviced by Homecomings(3)		100.00%

RASC SERIES 2005-KS2 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS2

Aggregate Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Original LTV
499 or less	51	$6,209,401	1.15%	$121,753	68.02%
500 - 519	114	14,624,227	2.71	128,283	72.89
520 - 539	229	28,827,570	5.34	125,885	73.93
540 - 559	332	43,596,897	8.07	131,316	76.20
560 - 579	383	48,586,125	9.00	126,857	78.43
580 - 599	461	61,526,806	11.39	133,464	81.52
600 - 619	667	96,295,850	17.83	144,372	82.04
620 - 639	572	87,090,763	16.12	152,257	80.97
640 - 659	456	71,982,840	13.33	157,857	81.95
660 - 679	245	41,426,059	7.67	169,086	82.30
680 - 699	120	17,686,944	3.27	147,391	83.84
700 - 719	59	8,450,043	1.56	143,221	85.08
720 - 739	50	7,606,062	1.41	152,121	88.04
740 - 759	19	3,552,711	0.66	186,985	84.59
760 >=	19	2,623,811	0.49	138,095	83.40
Subtotal with Credit Scores	**3,777**	**$540,086,110**	**99.99%**	**$142,993**	**80.39%**
Not available*	1	51,949	0.01	51,949	80.00
Total:	**3,778**	**$540,138,059**	**100.00%**	**$142,969**	**80.39%**

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

Aggregate Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	1,293	$93,314,404	17.28%	$72,169	600	77.42%
100,001 - 200,000	1,750	249,824,867	46.25	142,757	609	80.55
200,001 - 300,000	571	138,302,407	25.61	242,211	615	81.03
300,001 - 400,000	144	49,843,248	9.23	346,134	622	83.11
400,001 - 500,000	19	8,253,132	1.53	434,375	641	83.35
500,001 - 600,000	1	600,000	0.11	600,000	603	62.00
Total:	**3,778**	**$540,138,059**	**100.00%**	**$142,969**	**611**	**80.39%**

RASC SERIES 2005-KS2 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS2

Aggregate Net Mortgage Rates

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.000 - 4.499	3	$877,651	0.16%	$292,550	620	76.35%
4.500 - 4.999	54	12,116,878	2.24	224,387	658	77.68
5.000 - 5.499	203	42,401,440	7.85	208,874	642	79.74
5.500 - 5.999	322	59,897,529	11.09	186,017	632	80.08
6.000 - 6.499	688	108,141,330	20.02	157,182	630	80.76
6.500 - 6.999	824	117,216,952	21.70	142,254	611	80.52
7.000 - 7.499	741	97,820,679	18.11	132,012	598	80.94
7.500 - 7.999	457	53,882,705	9.98	117,905	584	82.10
8.000 - 8.499	258	28,579,101	5.29	110,772	563	80.81
8.500 - 8.999	102	9,002,020	1.67	88,255	557	75.72
9.000 - 9.499	71	6,158,416	1.14	86,738	544	75.11
9.500 - 9.999	33	2,371,836	0.44	71,874	543	65.94
10.000 - 10.499	11	928,493	0.17	84,408	563	68.59
10.500 - 10.999	8	638,474	0.12	79,809	534	69.94
11.000 - 11.499	3	104,554	0.02	34,851	538	56.06
Total:	**3,778**	**$540,138,059**	**100.00%**	**$142,969**	**611**	**80.39%**

RASC SERIES 2005-KS2 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS2

Aggregate Mortgage Rates

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	5	$1,338,215	0.25%	$267,643	661	85.61%
5.000 - 5.499	50	11,438,884	2.12	228,778	662	77.09
5.500 - 5.999	223	46,954,124	8.69	210,557	641	79.77
6.000 - 6.499	288	52,740,697	9.76	183,127	637	80.86
6.500 - 6.999	744	118,380,246	21.92	159,113	630	80.87
7.000 - 7.499	706	99,150,518	18.36	140,440	612	80.45
7.500 - 7.999	803	106,665,849	19.75	132,834	596	80.70
8.000 - 8.499	424	49,778,131	9.22	117,401	583	81.78
8.500 - 8.999	293	33,457,893	6.19	114,191	563	80.74
9.000 - 9.499	99	8,603,481	1.59	86,904	550	75.66
9.500 - 9.999	78	7,004,207	1.30	89,798	543	75.18
10.000 - 10.499	34	2,165,155	0.40	63,681	544	66.11
10.500 - 10.999	19	1,687,664	0.31	88,824	548	68.21
11.000 - 11.499	7	435,942	0.08	62,277	537	72.32
11.500 - 11.999	5	337,054	0.06	67,411	531	61.67
Total:	**3,778**	**$540,138,059**	**100.00%**	**$142,969**	**611**	**80.39%**

Aggregate Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score
0.01 - 50.00	142	$13,669,307	2.53%	$96,263	582
50.01 - 55.00	72	8,807,767	1.63	122,330	583
55.01 - 60.00	119	12,333,831	2.28	103,646	579
60.01 - 65.00	110	16,239,193	3.01	147,629	575
65.01 - 70.00	206	26,420,859	4.89	128,257	585
70.01 - 75.00	303	40,405,707	7.48	133,352	592
75.01 - 80.00	1,304	192,414,721	35.62	147,557	620
80.01 - 85.00	578	88,293,633	16.35	152,757	603
85.01 - 90.00	535	82,497,225	15.27	154,200	610
90.01 - 95.00	409	59,055,816	10.93	144,391	645
Total:	**3,778**	**$540,138,059**	**100.00%**	**$142,969**	**611**

GMAC RFC

RASC SERIES 2005-KS2 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS2

Aggregate State Distributions of Mortgaged Properties

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	109	$10,911,005	2.02%	$100,101	596	81.36%
Alaska	2	199,843	0.04	99,921	621	66.80
Arizona	108	14,807,146	2.74	137,103	617	82.88
Arkansas	16	1,513,528	0.28	94,595	608	82.59
California	299	65,632,178	12.15	219,506	616	77.04
Colorado	77	13,232,427	2.45	171,850	629	82.93
Connecticut	49	8,205,442	1.52	167,458	605	78.22
Delaware	15	1,947,267	0.36	129,818	583	76.92
Florida	306	42,934,064	7.95	140,307	612	79.73
Georgia	180	23,559,000	4.36	130,883	612	82.99
Hawaii	8	1,916,045	0.35	239,506	644	75.63
Idaho	5	711,251	0.13	142,250	598	82.43
Illinois	189	28,245,111	5.23	149,445	606	80.32
Indiana	103	9,925,748	1.84	96,366	600	84.41
Iowa	23	2,013,069	0.37	87,525	606	84.13
Kansas	31	3,625,017	0.67	116,936	608	83.88
Kentucky	45	4,810,997	0.89	106,911	601	81.25
Louisiana	62	6,612,186	1.22	106,648	599	79.97
Maine	7	1,203,573	0.22	171,939	601	87.24
Maryland	147	29,212,029	5.41	198,721	619	80.53
Massachusetts	60	12,222,549	2.26	203,709	637	78.51
Michigan	256	30,729,822	5.69	120,038	607	81.18
Minnesota	126	21,166,510	3.92	167,988	610	81.03
Mississippi	48	4,638,649	0.86	96,639	597	82.33
Missouri	108	11,090,892	2.05	102,693	605	82.50
Montana	4	521,757	0.10	130,439	566	77.40
Nebraska	16	1,540,771	0.29	96,298	610	80.65
Nevada	62	12,330,224	2.28	198,875	628	78.96
New Hampshire	15	3,164,168	0.59	210,945	607	82.43
New Jersey	70	14,489,427	2.68	206,992	612	75.81
New Mexico	16	2,194,550	0.41	137,159	628	77.34
New York	102	21,429,095	3.97	210,089	612	76.83
North Carolina	89	9,969,078	1.85	112,012	598	82.53
North Dakota	2	208,650	0.04	104,325	580	87.02
Ohio	165	17,288,981	3.20	104,782	611	85.80
Oklahoma	31	2,902,733	0.54	93,637	596	83.45
Oregon	20	2,697,909	0.50	134,895	616	84.96
Pennsylvania	106	11,804,461	2.19	111,363	593	79.84
Rhode Island	20	3,482,970	0.64	174,148	604	73.50
South Carolina	63	6,892,649	1.28	109,407	604	83.42
South Dakota	4	231,200	0.04	57,800	625	73.51
Tennessee	67	6,602,967	1.22	98,552	618	83.25
Texas	138	14,490,984	2.68	105,007	613	80.53
Utah	38	6,431,486	1.19	169,250	623	84.28
Vermont	2	199,562	0.04	99,781	591	70.48
Virginia	118	18,159,581	3.36	153,895	595	79.12
Washington	62	9,634,885	1.78	155,401	614	81.56
West Virginia	5	522,716	0.10	104,543	594	76.51
Wisconsin	172	19,988,591	3.70	116,213	604	82.26
Wyoming	5	742,645	0.14	148,529	643	87.22
Washington DC	7	1,150,677	0.21	164,382	574	65.56
Total:	**3,778**	**$540,138,059**	**100.00%**	**$142,969**	**611**	**80.39%**

Aggregate Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Equity refinance	2,477	$353,372,320	65.42%	$142,661	602	79.49%
Purchase	1,042	152,907,964	28.31	146,745	630	81.94
Rate/Term refinance	259	33,857,775	6.27	130,725	620	82.82
Total:	**3,778**	**$540,138,059**	**100.00%**	**$142,969**	**611**	**80.39%**

Aggregate Documentation

Documentation Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	2,926	$410,021,126	75.91%	$140,130	606	81.54%
Reduced Documentation	852	130,116,932	24.09	152,719	627	76.79
Total:	**3,778**	**$540,138,059**	**100.00%**	**$142,969**	**611**	**80.39%**

Aggregate Occupancy

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	3,525	$513,581,679	95.08%	$145,697	609	80.65%
Non Owner Occupied	212	21,388,576	3.96	100,890	635	74.45
Second/Vacation	41	5,167,804	0.96	126,044	636	79.40
Total:	**3,778**	**$540,138,059**	**100.00%**	**$142,969**	**611**	**80.39%**

Aggregate Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	3,185	$452,146,916	83.71%	$141,961	609	80.64%
Planned Unit Developments (detached)	134	24,591,379	4.55	183,518	610	82.24
Two-to four-family units	151	23,313,174	4.32	154,392	616	74.92
Condo Low-Rise (less than 5 stories)	113	15,746,523	2.92	139,350	620	81.28
Manufactured Home	92	9,893,915	1.83	107,543	653	76.38
Planned Unit Developments (attached)	48	7,461,900	1.38	155,456	604	80.29
Townhouse	54	6,922,652	1.28	128,197	615	80.24
Condo High-Rise (9 stories or more)	1	61,600	0.01	61,600	598	80.00
Total:	**3,778**	**$540,138,059**	**100.00%**	**$142,969**	**611**	**80.39%**

RASC SERIES 2005-KS2 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS2

Aggregate Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
A4	1,997	$304,293,704	56.34%	$152,375	640	82.95%
AX	621	88,463,871	16.38	142,454	599	78.24
AM	517	68,953,593	12.77	133,373	569	79.72
B	372	47,786,448	8.85	128,458	551	76.27
C	152	17,378,843	3.22	114,334	544	73.34
CM	119	13,261,599	2.46	111,442	538	63.73
Total:	**3,778**	**$540,138,059**	**100.00%**	**$142,969**	**611**	**80.39%**

Aggregate Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
12 Months	246	$43,322,144	8.02%	$176,106	611	79.42%
24 Months	1,708	254,731,152	47.16	149,140	609	80.34
36 Months	544	70,995,263	13.14	130,506	621	81.78
60 Months	2	197,300	0.04	98,650	613	66.03
None	1,264	169,184,790	31.32	133,849	610	80.11
Other	14	1,707,410	0.32	121,958	622	85.00
Total:	**3,778**	**$540,138,059**	**100.00%**	**$142,969**	**611**	**80.39%**

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, 36 or 60 months. No loans have prepayment penalty terms greater than 60 months.

Aggregate IO Term

IO Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
0	3,624	$500,165,064	92.60%	$138,015	608	80.05%
12	3	1,007,100	0.19	335,700	647	90.00
24	87	23,326,606	4.32	268,122	639	85.39
36	14	3,702,069	0.69	264,434	642	80.49
60	50	11,937,220	2.21	238,744	656	84.25
Total:	**3,778**	**$540,138,059**	**100.00%**	**$142,969**	**611**	**80.39%**

RASC SERIES 2005-KS2 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS2

Aggregate Note Margins

Range of Note Margins(%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	432	$47,713,882	8.83%	$110,449	613	79.39%
1.000 - 1.499	1	113,838	0.02	113,838	657	88.00
4.000 - 4.499	1	125,892	0.02	125,892	632	80.00
4.500 - 4.999	28	4,523,463	0.84	161,552	688	84.89
5.000 - 5.499	86	14,015,382	2.59	162,970	647	81.10
5.500 - 5.999	212	34,123,266	6.32	160,959	636	78.10
6.000 - 6.499	576	87,805,594	16.26	152,440	626	80.47
6.500 - 6.999	1,478	235,962,770	43.69	159,650	616	79.81
7.000 - 7.499	429	54,870,019	10.16	127,902	585	83.33
7.500 - 7.999	282	34,952,728	6.47	123,946	567	83.82
8.000 - 8.499	132	14,079,225	2.61	106,661	562	80.66
8.500 - 8.999	69	7,095,800	1.31	102,838	546	77.62
9.000 - 9.499	28	2,818,990	0.52	100,678	555	71.63
9.500 - 9.999	12	901,061	0.17	75,088	548	68.93
10.000 - 10.499	11	1,006,181	0.19	91,471	550	76.01
10.500 - 10.999	1	29,968	0.01	29,968	538	60.00
Total:	**3,778**	**$540,138,059**	**100.00%**	**$142,969**	**611**	**80.39%**

Aggregate Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	432	$47,713,882	8.83%	$110,449	613	79.39%
9.000 - 9.999	1	72,000	0.01	72,000	652	90.00
10.000 - 10.999	1	499,950	0.09	499,950	660	90.00
11.000 - 11.999	151	29,460,056	5.45	195,100	651	79.03
12.000 - 12.999	714	118,387,771	21.92	165,809	633	80.08
13.000 - 13.999	1,324	198,374,839	36.73	149,830	610	81.10
14.000 - 14.999	893	117,428,607	21.74	131,499	588	81.33
15.000 - 15.999	211	23,715,542	4.39	112,396	571	76.96
16.000 - 16.999	41	3,640,774	0.67	88,799	557	71.28
17.000 - 17.999	9	793,169	0.15	88,130	558	61.42
18.000 - 18.999	1	51,468	0.01	51,468	541	52.00
Total:	**3,778**	**$540,138,059**	**100.00%**	**$142,969**	**611**	**80.39%**

Aggregate Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	432	$47,713,882	8.83%	$110,449	613	79.39%
1.000 - 1.999	1	113,838	0.02	113,838	657	88.00
4.000 - 4.999	3	636,632	0.12	212,211	661	74.80
5.000 - 5.999	182	33,531,464	6.21	184,239	645	77.09
6.000 - 6.999	1,488	244,595,533	45.28	164,379	625	80.16
7.000 - 7.999	1,150	157,731,359	29.20	137,158	594	82.23
8.000 - 8.999	415	46,178,463	8.55	111,273	575	80.41
9.000 - 9.999	80	7,285,613	1.35	91,070	558	74.43
10.000 - 10.999	26	2,299,808	0.43	88,454	547	68.55
11.000 - 11.999	1	51,468	0.01	51,468	541	52.00
Total:	**3,778**	**$540,138,059**	**100.00%**	**$142,969**	**611**	**80.39%**

RASC SERIES 2005-KS2 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS2

Aggregate Next Rate Adjustment Date

Range of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	432	$47,713,882	8.83%	$110,449	613	79.39%
June 2005	1	70,036	0.01	70,036	499	90.00
August 2005	1	90,000	0.02	90,000	693	90.00
October 2005	1	54,956	0.01	54,956	558	80.00
December 2005	2	228,011	0.04	114,006	515	83.85
January 2006	1	82,810	0.02	82,810	610	95.00
April 2006	1	72,396	0.01	72,396	609	90.00
July 2006	1	49,830	0.01	49,830	635	72.00
August 2006	2	298,592	0.06	149,296	636	74.16
September 2006	6	843,006	0.16	140,501	638	69.02
October 2006	18	1,903,934	0.35	105,774	612	78.86
November 2006	148	24,629,344	4.56	166,414	611	78.33
December 2006	1,141	178,158,040	32.98	156,142	617	80.01
January 2007	1,161	163,165,836	30.21	140,539	606	81.11
February 2007	366	51,139,142	9.47	139,724	590	81.25
September 2007	1	113,838	0.02	113,838	657	88.00
October 2007	6	571,254	0.11	95,209	612	84.34
November 2007	21	2,978,984	0.55	141,856	623	77.45
December 2007	101	16,295,581	3.02	161,342	617	79.91
January 2008	246	35,289,869	6.53	143,455	621	81.88
February 2008	120	16,311,217	3.02	135,927	614	79.04
July 2008	1	77,500	0.01	77,500	601	80.00
Total:	**3,778**	**$540,138,059**	**100.00%**	**$142,969**	**611**	**80.39%**

Group I Collateral Summary

Summary	Total	Minimum	Maximum
Aggregate Current Principal Balance	$270,072,573.85	$21,500.00	$600,000.00
Number of Mortgage Loans	1,842		
Average Current Principal Balance	$146,619.20		
(1) Weighted Average Original Loan-to-Value	80.38%	11.00%	95.00%
(1) Weighted Average Mortgage Rate	7.22%	4.99%	11.90%
(1) Weighted Average Note Margin	6.80%	4.38%	10.40%
(1) Weighted Average Maximum Mortgage Rate	13.53%	10.99%	17.88%
(1) Weighted Average Minimum Mortgage Rate	7.06%	4.38%	10.99%
(1) Weighted Average Term to Next Rate Adjustment Rate (months)	25	5	36
(1) Weighted Average Remaining Term to Stated Maturity (months)	358	120	360
(1) (2) Weighted Average Credit Score	611	475	789

(1) Weighted Average reflected in Total.
(2) 99.98% of the Group I Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days.

	Range	Percent of Cut-off Date Principal Balance
Product Type	ARM	91.29%
	Fixed	8.71%
Lien	First	100.00%
Property Type	Single-family detached	83.20%
	Planned Unit Developments (detached)	5.10%
	Two-to four-family units	4.40%
	Condo Low-Rise (less than 5 stories)	2.94%
	Townhouse	1.48%
	Planned Unit Developments (attached)	1.45%
	Manufactured Home	1.42%
	Condo High-Rise (9 stories or more)	0.02%
Occupancy Status	Primary Residence	94.89%
	Non Owner Occupied	4.02%
	Second/Vacation	1.09%
Documentation Type	Full Documentation	75.59%
	Reduced Documentation	24.41%
Loans with Prepayment Penalties		69.29%
Loans serviced by Homecomings(3)		100.00%

Group I Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Group I Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Original LTV
499 or less	24	$3,253,695	1.20%	$135.571	66.25%
500 - 519	58	7,561,451	2.80	130.370	75.64
520 - 539	115	14,152,647	5.24	123,066	74.10
540 - 559	150	20,115,324	7.45	134,102	75.75
560 - 579	187	23,856,046	8.83	127,572	78.22
580 - 599	231	31,396,714	11.63	135,917	81.97
600 - 619	324	48,653,783	18.02	150,166	82.07
620 - 639	287	44,405,547	16.44	154,723	80.51
640 - 659	217	35,696,296	13.22	164,499	82.09
660 - 679	118	21,331,342	7.90	180,774	82.12
680 - 699	64	9,396,836	3.48	146,826	83.19
700 - 719	24	3,478,756	1.29	144,948	84.41
720 - 739	23	3,704,470	1.37	161,064	87.42
740 - 759	8	1,631,912	0.60	203,989	84.51
760 >=	11	1,385,805	0.51	125,982	84.59
Subtotal with Credit Scores	**1,841**	**$270,020,625**	**99.98%**	**$146,671**	**80.38%**
Not available*	1	$51,949	0.02%	$51,949	80.00%
Total:	**1,842**	**$270,072,574**	**100.00%**	**$146,619**	**80.38%**

*Mortgage Loans indicated as having a Credit Score that is "not available" include certain Mortgage Loans where the Credit Score was not provided by the related seller and Mortgage Loans where no credit history can be obtained for the related mortgagor. Loans for which Credit Score was not available were excluded from the calculation of the weighted average credit score.

Group I Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Group I Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	623	$44,662,000	16.54%	$71,689	599	77.14%
100,001 - 200,000	842	119,490,038	44.24	141,912	610	80.38
200,001 - 300,000	266	64,837,398	24.01	243,750	613	80.42
300,001 - 400,000	92	32,655,389	12.09	354,950	622	84.32
400,001 - 500,000	18	7,827,750	2.90	434,875	641	83.53
500,001 - 600,000	1	600,000	0.22	600,000	603	62.00
Total:	**1,842**	**$270,072,574**	**100.00%**	**$146,619**	**611**	**80.38%**

RASC SERIES 2005-KS2 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS2

Group I Net Mortgage Rates

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Group I Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.000 - 4.499	1	$245,901	0.09%	$245,901	626	85.00%
4.500 - 4.999	23	5,419,257	2.01	235,620	656	79.72
5.000 - 5.499	101	22,754,233	8.43	225,289	643	80.25
5.500 - 5.999	157	30,229,518	11.19	192,545	631	80.51
6.000 - 6.499	347	56,780,573	21.02	163,633	630	80.32
6.500 - 6.999	398	55,983,653	20.73	140,662	612	80.21
7.000 - 7.499	350	47,163,140	17.46	134,752	600	80.78
7.500 - 7.999	221	26,602,221	9.85	120,372	583	82.70
8.000 - 8.499	128	15,118,771	5.60	118,115	558	80.81
8.500 - 8.999	49	3,995,982	1.48	81,551	557	74.00
9.000 - 9.499	34	3,360,111	1.24	98,827	537	76.67
9.500 - 9.999	20	1,540,950	0.57	77,047	539	65.57
10.000 - 10.499	6	458,140	0.17	76,357	568	70.23
10.500 - 10.999	5	367,037	0.14	73,407	531	62.26
11.000 - 11.499	2	53,086	0.02	26,543	535	60.00
Total:	**1,842**	**$270,072,574**	**100.00%**	**$146,619**	**611**	**80.38%**

Group I Mortgage Rates

Range of Mortgage Rates (%)	Number of Mortgage Loans	Group I Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	3	$905,351	0.34%	$301,784	648	88.29%
5.000 - 5.499	23	5,451,174	2.02	237,008	662	78.57
5.500 - 5.999	104	23,353,042	8.65	224,548	641	80.55
6.000 - 6.499	145	27,139,579	10.05	187,170	637	80.51
6.500 - 6.999	370	61,463,923	22.76	166,119	629	80.70
7.000 - 7.499	342	47,669,136	17.65	139,383	613	80.30
7.500 - 7.999	390	52,913,186	19.59	135,675	598	80.35
8.000 - 8.499	199	23,974,373	8.88	120,474	583	82.64
8.500 - 8.999	140	16,685,469	6.18	119,182	557	80.63
9.000 - 9.499	48	3,976,040	1.47	82,834	552	75.03
9.500 - 9.999	42	3,946,168	1.46	93,956	539	75.91
10.000 - 10.499	16	1,114,528	0.41	69,658	548	67.32
10.500 - 10.999	13	1,060,481	0.39	81,575	540	64.99
11.000 - 11.499	3	134,537	0.05	44,846	538	58.92
11.500 - 11.999	4	285,586	0.11	71,397	529	63.41
Total:	**1,842**	**$270,072,574**	**100.00%**	**$146,619**	**611**	**80.38%**

Group I Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Group I Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score
0.01 - 50.00	71	$6,964,988	2.58%	$98,098	586
50.01 - 55.00	34	4,315,614	1.60	126,930	585
55.01 - 60.00	58	6,073,971	2.25	104,724	581
60.01 - 65.00	58	9,029,971	3.34	155,689	579
65.01 - 70.00	95	12,422,566	4.60	130,764	577
70.01 - 75.00	138	18,877,054	6.99	136,790	594
75.01 - 80.00	648	96,107,273	35.59	148,314	620
80.01 - 85.00	289	45,243,389	16.75	156,552	604
85.01 - 90.00	265	43,571,965	16.13	164,423	611
90.01 - 95.00	186	27,465,783	10.17	147,666	643
Total:	**1,842**	**$270,072,574**	**100.00%**	**$146,619**	**611**

Group I State Distributions of Mortgaged Properties

State or Territory	Number of Mortgage Loans	Group I Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	62	$6,458,817	2.39%	$104,174	598	81.01%
Alaska	2	199,843	0.07	99,921	621	66.80
Arizona	69	9,352,933	3.46	135,550	612	81.75
Arkansas	4	423,051	0.16	105,763	632	86.81
California	156	37,157,916	13.76	238.192	617	78.05
Colorado	34	5,312,662	1.97	156,255	631	81.86
Connecticut	22	3,925,707	1.45	178,441	604	78.85
Delaware	7	953,203	0.35	136,172	593	74.18
Florida	154	22.754,766	8.43	147,758	617	80.85
Georgia	79	10,080,952	3.73	127,607	610	83.25
Hawaii	5	1.143,183	0.42	228,637	637	72.68
Idaho	4	554,501	0.21	138,625	590	78.88
Illinois	100	15,192,128	5.63	151,921	613	79.87
Indiana	55	5,350,393	1.98	97,280	597	84.16
Iowa	11	1,000,898	0.37	90,991	602	84.58
Kansas	11	1,207,320	0.45	109,756	597	84.81
Kentucky	17	2,091,562	0.77	123,033	596	81.74
Louisiana	26	2,536,185	0.94	97,546	583	78.64
Maine	4	865,039	0.32	216,260	604	88.36
Maryland	64	13,272.557	4.91	207,384	620	80.96
Massachusetts	35	6,670,512	2.47	190,586	641	77.40
Michigan	118	12.839.506	4.75	108.809	610	79.66
Minnesota	67	11,757,193	4.35	175,480	607	81.08
Mississippi	23	2,295,921	0.85	99,823	592	80.40
Missouri	47	4,849,138	1.80	103,173	610	82.84
Montana	2	278,257	0.10	139,128	546	79.01
Nebraska	9	763,256	0.28	84.806	605	81.39
Nevada	31	6,272,901	2.32	202,352	624	79.45
New Hampshire	5	1,113,675	0.41	222,735	642	86.03
New Jersey	35	7,101,401	2.63	202,897	615	75.11
New Mexico	6	1,224,705	0.45	204,118	626	80.80
New York	54	11,728,359	4.34	217,192	607	77.42
North Carolina	42	5,202,497	1.93	123,869	598	81.63
North Dakota	2	208,650	0.08	104,325	580	87.02
Ohio	82	8,875,864	3.29	108,242	610	86.83
Oklahoma	17	1,500,678	0.56	88.275	594	86.83
Oregon	8	1,158,767	0.43	144,846	606	85.45
Pennsylvania	50	5,134,411	1.90	102,688	597	80.21
Rhode Island	9	1,402,934	0.52	155,882	595	71.54
South Carolina	29	3,098,769	1.15	106.854	598	86.08
South Dakota	1	30,000	0.01	30.000	558	55.00
Tennessee	33	2,987,829	1.11	90,540	626	80.60
Texas	56	5,552,699	2.06	99.155	612	78.35
Utah	21	3,472,399	1.29	165,352	617	83.94
Vermont	1	82.000	0.03	82.000	659	64.00
Virginia	55	9,339,825	3.46	169,815	594	80.14
Washington	32	5,031,271	1.86	157,227	615	81.46
West Virginia	2	144,547	0.05	72.274	569	70.66
Wisconsin	78	9,204,118	3.41	118,002	595	81.47
Wyoming	1	106,200	0.04	106,200	546	90.00
Washington DC	5	810.677	0.30	162.135	587	69.10
Total:	**1,842**	**$270,072,574**	**100.00%**	**$146,619**	**611**	**80.38%**

RASC SERIES 2005-KS2 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS2

Group I Loan Purpose

Loan Purpose	Number of Mortgage Loans	Group I Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Equity refinance	1,181	$172,337,439	63.81%	$145,925	602	79.42%
Purchase	532	80,793,173	29.92	151,867	629	82.33
Rate/Term refinance	129	16,941,962	6.27	131,333	620	80.83
Total:	**1,842**	**$270,072,574**	**100.00%**	**$146,619**	**611**	**80.38%**

Group I Documentation

Documentation Type	Number of Mortgage Loans	Group I Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	1,415	$204,137,024	75.59%	$144,266	606	81.59%
Reduced Documentation	427	65,935,550	24.41	154,416	627	76.64
Total:	**1,842**	**$270,072,574**	**100.00%**	**$146,619**	**611**	**80.38%**

Group I Occupancy

Occupancy Type	Number of Mortgage Loans	Group I Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Non Owner Occupied	102	$10,859,384	4.02%	$106,465	628	74.79%
Primary Residence	1,718	256,269,151	94.89	149,167	610	80.66
Second/Vacation	22	2,944,039	1.09	133,820	631	76.68
Total:	**1,842**	**$270,072,574**	**100.00%**	**$146,619**	**611**	**80.38%**

Group I Property Type

Property Type	Number of Mortgage Loans	Group I Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Planned Unit Developments (attached)	23	$3,909,777	1.45%	$169,990	595	80.25%
Condo High-Rise (9 stories or more)	1	61,600	0.02	61,600	598	80.00
Condo Low-Rise (less than 5 stories)	59	7,930,280	2.94	134,412	621	81.15
Planned Unit Developments (detached)	69	13,777,909	5.10	199,680	612	82.44
Manufactured Home	39	3,831,415	1.42	98,241	647	75.56
Single-family detached	1,544	224,691,932	83.20	145,526	610	80.57
Townhouse	29	3,991,820	1.48	137,649	631	81.08
Two-to-four family units	78	11,877,841	4.40	152,280	613	75.24
Total:	**1,842**	**$270,072,574**	**100.00%**	**$146,619**	**611**	**80.38%**

RASC SERIES 2005-KS2 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS2

Group I Credit Grade

Credit Grade	Number of Mortgage Loans	Group I Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
A4	965	$151,195,093	55.98%	$156,679	640	82.79%
AM	268	36,630,823	13.56	136,682	570	80.62
AX	305	44,945,790	16.64	147,363	603	78.52
B	176	22,459,135	8.32	127,609	549	75.72
C	66	8,033,814	2.97	121,724	541	71.84
CM	62	6,807,918	2.52	109,805	535	63.30
Total:	**1,842**	**$270,072,574**	**100.00%**	**$146,619**	**611**	**80.38%**

Group I Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Group I Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	611	82,929,088	30.71	135,727	608	79.84
12 Months	130	$23,211,304	8.59%	$178,548	617	79.74%
24 Months	833	128,716,174	47.66	154,521	609	80.23
36 Months	261	34,267,078	12.69	131,291	623	82.65
60 Months	2	197,300	0.07	98,650	613	66.03
Other	5	751,630	0.28	150,326	605	86.86
Total:	**1,842**	**$270,072,574**	**100.00%**	**$146,619**	**611**	**80.38%**

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, 36 or 60 months. No loans have prepayment penalty terms greater than 60 months.

Group I IO Term

IO Term	Number of Mortgage Loans	Group I Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	1,757	$246,076,090	91.11%	$140,055	608	79.94%
12	2	774,000	0.29	387,000	660	90.00
24	53	15,307,304	5.67	288,817	636	84.80
36	7	1,857,400	0.69	265,343	652	83.86
60	23	6,057,780	2.24	263,382	658	84.85
Total:	**1,842**	**$270,072,574**	**100.00%**	**$146,619**	**611**	**80.38%**

Group I Note Margins

Range of Note Margins(%)	Number of Mortgage Loans	Group I Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	211	$23,520,061	8.71%	$111,469	614	78.53%
4.000 - 4.499	1	125,892	0.05	125,892	632	80.00
4.500 - 4.999	13	2,333,885	0.86	179,530	688	84.05
5.000 - 5.499	37	6,365,973	2.36	172,053	654	84.04
5.500 - 5.999	108	17,845,471	6.61	165,236	639	78.73
6.000 - 6.499	258	40,375,994	14.95	156,496	624	79.73
6.500 - 6.999	732	119,728,990	44.33	163,564	617	79.94
7.000 - 7.499	204	26,986,821	9.99	132,288	586	82.82
7.500 - 7.999	142	18,428,075	6.82	129,775	560	84.02
8.000 - 8.499	70	7,695,849	2.85	109,941	566	82.24
8.500 - 8.999	36	3,934,162	1.46	109,282	548	79.79
9.000 - 9.499	16	1,676,309	0.62	104,769	557	70.04
9.500 - 9.999	7	536,236	0.20	76,605	553	72.42
10.000 - 10.499	7	518,856	0.19	74,122	554	72.21
Total:	**1,842**	**$270,072,574**	**100.00%**	**$146,619**	**611**	**80.38%**

RASC SERIES 2005-KS2 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS2

Group I Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Group I Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	211	$23,520,061	8.71%	$111,469	614	78.53%
10.000 - 10.999	1	499,950	0.19	499,950	660	90.00
11.000 - 11.999	67	13,444,220	4.98	200,660	655	81.09
12.000 - 12.999	343	59,509,806	22.03	173,498	631	79.71
13.000 - 13.999	662	101,667,819	37.64	153,577	612	81.09
14.000 - 14.999	428	57,486,743	21.29	134,315	588	81.39
15.000 - 15.999	106	12,013,786	4.45	113,338	568	77.04
16.000 - 16.999	20	1,498,736	0.55	74,937	556	71.27
17.000 - 17.999	4	431,453	0.16	107,863	547	61.60
Total:	**1,842**	**$270,072,574**	**100.00%**	**$146,619**	**611**	**80.38%**

Group I Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Group I Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	211	$23,520,061	8.71%	$111,469	614	78.53%
4.000 - 4.999	2	525,609	0.19	262,805	659	77.72
5.000 - 5.999	91	17,828,774	6.60	195,921	651	78.99
6.000 - 6.999	722	122,099,127	45.21	169,112	625	80.04
7.000 - 7.999	554	77,828,409	28.82	140,484	593	81.96
8.000 - 8.999	211	23,800,089	8.81	112,797	575	81.46
9.000 - 9.999	36	3,104,309	1.15	86,231	564	73.49
10.000 - 10.999	15	1,366,195	0.51	91,080	544	68.07
Total:	**1,842**	**$270,072,574**	**100.00%**	**$146,619**	**611**	**80.38%**

RASC SERIES 2005-KS2 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS2

Group I Next Rate Adjustment Date

Range of Next Rate Adjustment Date	Number of Mortgage Loans	Group I Principal Balance Outstanding	Percent of Group I Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	211	$23,520,061	8.71%	$111,469	614	78.53%
June 2005	1	70,036	0.03	70,036	499	90.00
October 2005	1	54,956	0.02	54,956	558	80.00
December 2005	1	52,296	0.02	52,296	500	80.00
January 2006	1	82,810	0.03	82,810	610	95.00
August 2006	2	298,592	0.11	149,296	636	74.16
September 2006	3	583,807	0.22	194,602	661	67.73
October 2006	10	1,090,093	0.40	109,009	609	73.24
November 2006	75	12,969,232	4.80	172,923	614	77.99
December 2006	552	88,731,657	32.85	160,746	616	80.24
January 2007	547	79,475,847	29.43	145,294	607	80.85
February 2007	186	26,918,443	9.97	144,723	593	82.47
October 2007	4	454,902	0.17	113,725	609	84.89
November 2007	9	1,560,171	0.58	173,352	651	71.65
December 2007	51	7,974,809	2.95	156,369	616	81.09
January 2008	126	17,855,857	6.61	141,713	615	81.95
February 2008	62	8,379,005	3.10	135,145	617	78.72
Total:	**1,842**	**$270,072,574**	**100.00%**	**$146,619**	**611**	**80.38%**

Group II Collateral Summary

Summary	Total	Minimum	Maximum
Aggregate Current Principal Balance	$270,065,485.05	$20,205.44	$425,382.61
Number of Mortgage Loans	1,936		
Average Current Principal Balance	$139,496.63		
(1) Weighted Average Original Loan-to-Value	80.41%	18.00%	95.00%
(1) Weighted Average Mortgage Rate	7.23%	4.99%	11.65%
(1) Weighted Average Net Mortgage Rate	6.73%	4.41%	11.07%
(1) Weighted Average Note Margin	6.76%	1.00%	10.50%
(1) Weighted Average Maximum Mortgage Rate	13.52%	9.75%	18.65%
(1) Weighted Average Minimum Mortgage Rate	7.04%	1.00%	11.65%
(1) Weighted Average Term to Next Rate Adjustment Rate (months)	25	6	42
(1) Weighted Average Remaining Term to Stated Maturity (months)	358	119	360
(1) (2) Weighted Average Credit Score	610	475	805

(1) Weighted Average reflected in Total.
(2) 100.00% of the Group II Loans have Credit Scores.
(3) Includes loans that will be transferred to HomeComings within 90 days.

	Range	Percent of Cut-off Date Principal Balance
Product Type	ARM	91.04%
	Fixed	8.96%
Lien	First	100.00%
Property Type	Single-family detached	84.22%
	Planned Unit Developments (detached)	4.00%
	Two-to four-family units	4.23%
	Condo Low-Rise (less than 5 stories)	2.89%
	Manufactured Home	2.24%
	Planned Unit Developments (attached)	1.32%
	Townhouse	1.09%
Occupancy Status	Primary Residence	95.28%
	Non Owner Occupied	3.90%
	Second/Vacation	0.82%
Documentation Type	Full Documentation	76.23%
	Reduced Documentation	23.77%
Loans with Prepayment Penalties		68.06%
Loans serviced by Homecomings(3)		100.00%

RASC SERIES 2005-KS2 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS2

Group II Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Group II Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Original LTV
499 or less	27	$2,955,707	1.09%	$109,471	69.97%
500 - 519	56	7,062,776	2.62	126,121	69.94
520 - 539	114	14,674,923	5.43	128,727	73.76
540 - 559	182	23,481,573	8.69	129,020	76.59
560 - 579	196	24,730,078	9.16	126,174	78.64
580 - 599	230	30,130,091	11.16	131,000	81.05
600 - 619	343	47,642,067	17.64	138,898	82.02
620 - 639	285	42,685,217	15.81	149,773	81.44
640 - 659	239	36,286,544	13.44	151,827	81.81
660 - 679	127	20,094,718	7.44	158,226	82.49
680 - 699	56	8,290,108	3.07	148,038	84.57
700 - 719	35	4,971,287	1.84	142,037	85.55
720 - 739	27	3,901,592	1.44	144,503	88.63
740 - 759	11	1,920,799	0.71	174,618	84.65
760 >=	8	1,238,006	0.46	154,751	82.06
Total:	**1,936**	**$270,065,485**	**100.00%**	**$139,497**	**80.41%**

Group II Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Group II Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
100,000 or less	670	$48,652,404	18.02%	$72,616	601	77.68%
100,001 - 200,000	908	130,334,830	48.26	143,541	609	80.72
200,001 - 300,000	305	73,465,009	27.20	240,869	617	81.57
300,001 - 400,000	52	17,187,860	6.36	330,536	624	80.81
400,001 - 500,000	1	425,383	0.16	425,383	645	80.00
Total:	**1,936**	**$270,065,485**	**100.00%**	**$139,497**	**610**	**80.41%**

RASC SERIES 2005-KS2 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS2

Group II Net Mortgage Rates

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Group II Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.000 - 4.499	2	$631,750	0.23%	$315,875	618	72.98%
4.500 - 4.999	31	6,697,620	2.48	216,052	659	76.03
5.000 - 5.499	102	19,647,206	7.27	192,620	641	79.15
5.500 - 5.999	165	29,668,012	10.99	179,806	634	79.64
6.000 - 6.499	341	51,360,757	19.02	150,618	630	81.25
6.500 - 6.999	426	61,233,299	22.67	143,740	609	80.80
7.000 - 7.499	391	50,657,539	18.76	129,559	596	81.09
7.500 - 7.999	236	27,280,483	10.10	115,595	584	81.52
8.000 - 8.499	130	13,460,330	4.98	103,541	569	80.82
8.500 - 8.999	53	5,006,038	1.85	94,454	557	77.10
9.000 - 9.499	37	2,798,305	1.04	75,630	552	73.24
9.500 - 9.999	13	830,887	0.31	63,914	552	66.64
10.000 - 10.499	5	470,353	0.17	94,071	558	66.99
10.500 - 10.999	3	271,438	0.10	90,479	537	80.33
11.000 - 11.499	1	51,468	0.02	51,468	541	52.00
Total:	**1,936**	**$270,065,485**	**100.00%**	**$139,497**	**610**	**80.41%**

Group II Mortgage Rates

Range of Mortgage Rates (%)	Number of Mortgage Loans	Group II Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
4.500 - 4.999	2	$432,863	0.16%	$216,432	690	80.00%
5.000 - 5.499	27	5,987,710	2.22	221,767	661	75.75
5.500 - 5.999	119	23,601,082	8.74	198,328	641	78.99
6.000 - 6.499	143	25,601,118	9.48	179,029	637	81.22
6.500 - 6.999	374	56,916,323	21.08	152,183	630	81.05
7.000 - 7.499	364	51,481,383	19.06	141,432	611	80.58
7.500 - 7.999	413	53,752,663	19.90	130,152	594	81.03
8.000 - 8.499	225	25,803,758	9.55	114,683	583	80.99
8.500 - 8.999	153	16,772,424	6.21	109,624	569	80.85
9.000 - 9.499	51	4,627,441	1.71	90,734	549	76.20
9.500 - 9.999	36	3,058,039	1.13	84,946	549	74.24
10.000 - 10.499	18	1,050,627	0.39	58,368	540	64.83
10.500 - 10.999	6	627,182	0.23	104,530	561	73.67
11.000 - 11.499	4	301,405	0.11	75,351	537	78.31
11.500 - 11.999	1	51,468	0.02	51,468	541	52.00
Total:	**1,936**	**$270,065,485**	**100.00%**	**$139,497**	**610**	**80.41%**

Group II Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Group II Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score
0.01 - 50.00	71	$6,704,319	2.48%	$94,427	579
50.01 - 55.00	38	4,492,154	1.66	118,215	582
55.01 - 60.00	61	6,259,860	2.32	102,621	577
60.01 - 65.00	52	7,209,222	2.67	138,639	570
65.01 - 70.00	111	13,998,292	5.18	126,111	591
70.01 - 75.00	165	21,528,653	7.97	130,477	590
75.01 - 80.00	656	96,307,448	35.66	146,810	619
80.01 - 85.00	289	43,050,244	15.94	148,963	601
85.01 - 90.00	270	38,925,260	14.41	144,168	610
90.01 - 95.00	223	31,590,033	11.70	141,659	647
Total:	**1,936**	**$270,065,485**	**100.00%**	**$139,497**	**610**

RASC SERIES 2005-KS2 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS2

Group II State Distributions of Mortgaged Properties

State or Territory	Number of Mortgage Loans	Group II Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	47	$4,452,188	1.65%	$94,727	593	81.86%
Arizona	39	5,454,213	2.02	139,852	627	84.81
Arkansas	12	1,090,477	0.40	90,873	599	80.95
California	143	28.474.262	10.54	199,121	614	75.73
Colorado	43	7,919,765	2.93	184,181	628	83.65
Connecticut	27	4,279,734	1.58	158,509	606	77.65
Delaware	8	994,064	0.37	124,258	573	79.55
Florida	152	20,179,298	7.47	132,759	607	78.47
Georgia	101	13,478.047	4.99	133,446	614	82.79
Hawaii	3	772,862	0.29	257,621	654	80.00
Idaho	1	156,750	0.06	156,750	623	95.00
Illinois	89	13,052,983	4.83	146,663	597	80.85
Indiana	48	4,575,355	1.69	95,320	603	84.71
Iowa	12	1,012,171	0.37	84.348	610	83.68
Kansas	20	2,417,698	0.90	120,885	613	83.41
Kentucky	28	2,719,435	1.01	97,123	605	80.88
Louisiana	36	4,076,000	1.51	113,222	609	80.79
Maine	3	338,535	0.13	112,845	594	84.39
Maryland	83	15,939,472	5.90	192,042	617	80.18
Massachusetts	25	5,552,037	2.06	222,081	633	79.85
Michigan	138	17,890.316	6.62	129,640	605	82.27
Minnesota	59	9,409,317	3.48	159,480	613	80.96
Mississippi	25	2,342,728	0.87	93,709	602	84.22
Missouri	61	6,241,754	2.31	102,324	600	82.24
Montana	2	243,500	0.09	121,750	589	75.56
Nebraska	7	777,515	0.29	111,074	614	79.92
Nevada	31	6,057,323	2.24	195,398	631	78.46
New Hampshire	10	2,050,493	0.76	205,049	588	80.47
New Jersey	35	7,388,026	2.74	211,086	609	76.48
New Mexico	10	969,844	0.36	96.984	632	72.96
New York	48	9,700,736	3.59	202,099	619	76.12
North Carolina	47	4,766,581	1.76	101,417	598	83.50
Ohio	83	8,413,117	3.12	101,363	611	84.72
Oklahoma	14	1,402,054	0.52	100,147	599	79.84
Oregon	12	1,539,143	0.57	128,262	623	84.59
Pennsylvania	56	6,670,050	2.47	119,108	589	79.56
Rhode Island	11	2,080,036	0.77	189,094	610	74.82
South Carolina	34	3,793,879	1.40	111.585	608	81.25
South Dakota	3	201,200	0.07	67.067	635	76.27
Tennessee	34	3,615,138	1.34	106.328	611	85.43
Texas	82	8,938,285	3.31	109.003	614	81.88
Utah	17	2,959,087	1.10	174,064	630	84.67
Vermont	1	117,562	0.04	117,562	544	75.00
Virginia	63	8,819,756	3.27	139,996	596	78.05
Washington	30	4,603,614	1.70	153,454	614	81.68
West Virginia	3	378.168	0.14	126,056	604	78.74
Wisconsin	94	10,784,472	3.99	114,728	612	82.93
Wyoming	4	636,445	0.24	159,111	659	86.75
Washington DC	2	340.000	0.13	170.000	545	57.12
Total:	**1,936**	**$270,065,485**	**100.00%**	**$139,497**	**610**	**80.41%**

Group II Loan Purpose

Loan Purpose	Number of Mortgage Loans	Group II Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Equity refinance	1,296	$181,034,881	67.03%	$139,687	602	79.56%
Purchase	510	72,114,791	26.70	141,402	630	81.50
Rate/Term refinance	130	16,915,812	6.26	130,122	620	84.81
Total:	**1,936**	**$270,065,485**	**100.00%**	**$139,497**	**610**	**80.41%**

Group II Documentation

Documentation Type	Number of Mortgage Loans	Group II Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	1,511	$205,884,103	76.23%	$136,257	605	81.49%
Reduced Documentation	425	64,181,382	23.77	151,015	627	76.94
Total:	**1,936**	**$270,065,485**	**100.00%**	**$139,497**	**610**	**80.41%**

Group II Occupancy

Occupancy Type	Number of Mortgage Loans	Group II Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Non Owner Occupied	110	$10,529,191	3.90%	$95,720	642	74.11%
Primary Residence	1,807	257,312,529	95.28	142,398	609	80.64
Second/Vacation	19	2,223,765	0.82	117,040	643	82.98
Total:	**1,936**	**$270,065,485**	**100.00%**	**$139,497**	**610**	**80.41%**

Group II Property Type

Property Type	Number of Mortgage Loans	Group II Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Planned Unit Developments (attached)	25	$3,552,122	1.32%	$142,085	615	80.33%
Condo Low-Rise (less than 5 stories)	54	7,816,243	2.89	144,745	618	81.42
Planned Unit Developments (detached)	65	10,813,470	4.00	166,361	606	81.98
Manufactured Home	53	6,062,500	2.24	114,387	656	76.89
Single-family detached	1,641	227,454,984	84.22	138,608	609	80.70
Townhouse	25	2,930,833	1.09	117,233	594	79.11
Two-to-four family units	73	11,435,332	4.23	156,648	619	74.58
Total:	**1,936**	**$270,065,485**	**100.00%**	**$139,497**	**610**	**80.41%**

Group II Credit Grade

Credit Grade	Number of Mortgage Loans	Group II Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
A4	1,032	$153,098,611	56.69%	$148,351	640	83.11%
AM	249	32,322,770	11.97	129,810	568	78.69
AX	316	43,518,081	16.11	137,715	596	77.95
B	196	25,327,313	9.38	129,221	553	76.76
C	86	9,345,029	3.46	108,663	546	74.63
CM	57	6,453,681	2.39	113,222	541	64.19
Total:	**1,936**	**$270,065,485**	**100.00%**	**$139,497**	**610**	**80.41%**

Group II Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Group II Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	653	$86,255,702	31.94%	$132,091	611	80.38%
12 Months	116	20,110,840	7.45	173,369	603	79.04
24 Months	875	126,014,978	46.66	144,017	608	80.45
36 Months	283	36,728,185	13.60	129,782	618	80.97
Other	9	955,780	0.35	106,198	635	83.55
Total:	**1,936**	**$270,065,485**	**100.00%**	**$139,497**	**610**	**80.41%**

*Other includes all loans with prepayment penalty terms not equal to 0,12, 24, or 36 months. No loans have prepayment penalty terms greater than 36 months.

Group II IO Term

IO Term	Number of Mortgage Loans	Group II Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
None	1,867	$254,088,974	94.08%	$136,095	608	80.16%
12	1	233,100	0.09	233,100	605	90.00
24	34	8,019,302	2.97	235,862	645	86.52
36	7	1,844,669	0.68	263,524	633	77.10
60	27	5,879,440	2.18	217,757	655	83.64
Total:	**1,936**	**$270,065,485**	**100.00%**	**$139,497**	**610**	**80.41%**

Group II Note Margins

Range of Note Margins(%)	Number of Mortgage Loans	Group II Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	221	$24,193,821	8.96%	$109,474	612	80.24%
1.000 - 1.499	1	113,838	0.04	113,838	657	88.00
4.500 - 4.999	15	2,189,578	0.81	145,972	687	85.78
5.000 - 5.499	49	7,649,409	2.83	156,110	641	78.65
5.500 - 5.999	104	16,277,795	6.03	156,517	633	77.42
6.000 - 6.499	318	47,429,600	17.56	149,150	627	81.10
6.500 - 6.999	746	116,233,781	43.04	155,809	614	79.68
7.000 - 7.499	225	27,883,198	10.32	123,925	584	83.82
7.500 - 7.999	140	16,524,653	6.12	118,033	574	83.59
8.000 - 8.499	62	6,383,376	2.36	102,958	557	78.75
8.500 - 8.999	33	3,161,638	1.17	95,807	543	74.91
9.000 - 9.499	12	1,142,681	0.42	95,223	552	73.96
9.500 - 9.999	5	364,825	0.14	72,965	541	63.81
10.000 - 10.499	4	487,324	0.18	121,831	546	80.05
10.500 - 10.999	1	29,968	0.01	29,968	538	60.00
Total:	**1,936**	**$270,065,485**	**100.00%**	**$139,497**	**610**	**80.41%**

RASC SERIES 2005-KS2 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS2

Group II Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Group II Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	221	$24,193,821	8.96%	$109,474	612	80.24%
9.000 - 9.999	1	72,000	0.03	72,000	652	90.00
11.000 - 11.999	84	16,015,836	5.93	190,665	648	77.30
12.000 - 12.999	371	58,877,965	21.80	158,701	635	80.45
13.000 - 13.999	662	96,707,020	35.81	146,083	608	81.11
14.000 - 14.999	465	59,941,864	22.20	128,907	588	81.27
15.000 - 15.999	105	11,701,756	4.33	111,445	575	76.88
16.000 - 16.999	21	2,142,038	0.79	102,002	559	71.29
17.000 - 17.999	5	361,717	0.13	72,343	571	61.20
18.000 - 18.999	1	51,468	0.02	51,468	541	52.00
Total:	**1,936**	**$270,065,485**	**100.00%**	**$139,497**	**610**	**80.41%**

Group II Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Group II Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	221	$24,193,821	8.96%	$109,474	612	80.24%
1.000 - 1.999	1	113,838	0.04	113,838	657	88.00
4.000 - 4.999	1	111,023	0.04	111,023	674	61.00
5.000 - 5.999	91	15,702,690	5.81	172,557	639	74.93
6.000 - 6.999	766	122,496,406	45.36	159,917	625	80.28
7.000 - 7.999	596	79,902,950	29.59	134,065	595	82.48
8.000 - 8.999	204	22,378,373	8.29	109,698	575	79.30
9.000 - 9.999	44	4,181,303	1.55	95,030	553	75.13
10.000 - 10.999	11	933,613	0.35	84,874	551	69.24
11.000 - 11.999	1	51,468	0.02	51,468	541	52.00
Total:	**1,936**	**$270,065,485**	**100.00%**	**$139,497**	**610**	**80.41%**

RASC SERIES 2005-KS2 TRUST

Home Equity Mortgage Asset-Backed Pass-Through Certificates, Series 2005-KS2

Group II Next Rate Adjustment Date

Range of Next Rate Adjustment Date	Number of Mortgage Loans	Group II Principal Balance Outstanding	Percent of Group II Loans	Average Principal Balance Outstanding	Weighted Average Credit Score	Weighted Average Original LTV
Fixed	221	$24,193,821	8.96%	$109,474	612	80.24%
August 2005	1	90,000	0.03	90,000	693	90.00
December 2005	1	175,716	0.07	175,716	520	85.00
April 2006	1	72,396	0.03	72,396	609	90.00
July 2006	1	49,830	0.02	49,830	635	72.00
September 2006	3	259,199	0.10	86,400	586	71.92
October 2006	8	813,841	0.30	101,730	617	86.38
November 2006	73	11,660,112	4.32	159,728	609	78.72
December 2006	589	89,426,383	33.11	151,827	617	79.77
January 2007	614	83,689,989	30.99	136,303	606	81.36
February 2007	180	24,220,699	8.97	134,559	587	79.89
September 2007	1	113,838	0.04	113,838	657	88.00
October 2007	2	116,352	0.04	58,176	621	82.19
November 2007	12	1,418,812	0.53	118,234	592	83.83
December 2007	50	8,320,772	3.08	166,415	618	78.79
January 2008	120	17,434,012	6.46	145,283	628	81.81
February 2008	58	7,932,212	2.94	136,762	612	79.38
July 2008	1	77,500	0.03	77,500	601	80.00
Total:	**1,936**	**$270,065,485**	**100.00%**	**$139,497**	**610**	**80.41%**

Net WAC Cap Schedule

Class A-I Certificates

Month	(%)[1]	(%)[2]	Month	(%)[1]	(%)[2]
Mar25,2005	N/A	N/A	Mar25,2008	9.36	11.51
Apr25,2005	6.50	8.00	Apr25,2008	8.75	10.76
May25,2005	6.72	8.00	May25,2008	9.04	11.12
Jun25,2005	6.50	8.00	Jun25,2008	8.75	10.75
Jul25,2005	6.72	8.00	Jul25,2008	9.04	11.10
Aug25,2005	6.50	8.00	Aug25,2008	8.75	11.49
Sep25,2005	6.50	8.00	Sep25,2008	8.74	11.60
Oct25,2005	6.72	8.00	Oct25,2008	9.03	11.98
Nov25,2005	6.50	8.00	Nov25,2008	8.74	11.59
Dec25,2005	6.72	8.00	Dec25,2008	9.03	11.96
Jan25,2006	6.50	8.00	Jan25,2009	8.73	11.57
Feb25,2006	6.50	8.00	Feb25,2009	8.73	11.58
Mar25,2006	7.20	8.00	Mar25,2009	9.66	12.94
Apr25,2006	6.50	8.00	Apr25,2009	8.72	11.68
May25,2006	6.72	8.00	May25,2009	9.01	12.06
Jun25,2006	6.50	8.00	Jun25,2009	8.72	11.66
Jul25,2006	6.72	8.00	Jul25,2009	9.00	12.04
Aug25,2006	6.50	8.00	Aug25,2009	8.71	11.66
Sep25,2006	6.50	8.00	Sep25,2009	8.71	11.76
Oct25,2006	6.72	8.00	Oct25,2009	8.99	12.15
Nov25,2006	6.50	8.00	Nov25,2009	8.70	11.75
Dec25,2006	6.72	8.00	Dec25,2009	8.99	12.13
Jan25,2007	6.51	8.00	Jan25,2010	8.69	11.73
Feb25,2007	8.43	8.73	Feb25,2010	8.69	11.72
Mar25,2007	9.33	9.66	Mar25,2010	9.62	12.96
Apr25,2007	8.42	8.72	Apr25,2010	8.68	11.70
May25,2007	8.70	9.00	May25,2010	8.97	12.08
Jun25,2007	8.42	8.72	Jun25,2010	8.68	11.68
Jul25,2007	8.70	9.00	Jul25,2010	8.96	12.06
Aug25,2007	8.45	9.57	Aug25,2010	8.67	11.66
Sep25,2007	8.44	9.57	Sep25,2010	8.67	11.65
Oct25,2007	8.72	9.88	Oct25,2010	8.95	12.03
Nov25,2007	8.44	9.56	Nov25,2010	8.66	11.63
Dec25,2007	8.72	9.87	Dec25,2010	8.95	12.00
Jan25,2008	8.44	9.55	Jan25,2011	8.65	11.61
Feb25,2008	8.47	10.44	Feb25,2011	8.65	11.59

(1) Assumes 1-month LIBOR remains constant at 2.590% and 6-month LIBOR remains constant at 2.993% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

Net WAC Cap Schedule

Class A-II Certificates

Month	(%)[1]	(%)[2]	Month	(%)[1]	(%)[2]
Mar25,2005	N/A	N/A	Mar25,2008	9.32	11.45
Apr25,2005	6.51	8.00	Apr25,2008	8.72	10.71
May25,2005	6.73	8.00	May25,2008	9.00	11.06
Jun25,2005	6.51	8.00	Jun25,2008	8.71	10.70
Jul25,2005	6.73	8.00	Jul25,2008	9.00	11.05
Aug25,2005	6.51	8.00	Aug25,2008	8.71	11.48
Sep25,2005	6.51	8.00	Sep25,2008	8.71	11.59
Oct25,2005	6.73	8.00	Oct25,2008	8.99	11.97
Nov25,2005	6.51	8.00	Nov25,2008	8.70	11.58
Dec25,2005	6.73	8.00	Dec25,2008	8.99	11.95
Jan25,2006	6.51	8.00	Jan25,2009	8.70	11.56
Feb25,2006	6.51	8.00	Feb25,2009	8.69	11.57
Mar25,2006	7.21	8.00	Mar25,2009	9.62	12.92
Apr25,2006	6.51	8.00	Apr25,2009	8.69	11.66
May25,2006	6.73	8.00	May25,2009	8.97	12.04
Jun25,2006	6.51	8.00	Jun25,2009	8.68	11.65
Jul25,2006	6.73	8.00	Jul25,2009	8.97	12.03
Aug25,2006	6.51	8.00	Aug25,2009	8.67	11.64
Sep25,2006	6.51	8.00	Sep25,2009	8.67	11.74
Oct25,2006	6.73	8.00	Oct25,2009	8.96	12.13
Nov25,2006	6.51	8.00	Nov25,2009	8.67	11.73
Dec25,2006	6.73	8.00	Dec25,2009	8.95	12.11
Jan25,2007	6.52	8.00	Jan25,2010	8.66	11.71
Feb25,2007	8.42	8.70	Feb25,2010	8.66	11.70
Mar25,2007	9.32	9.62	Mar25,2010	9.58	12.95
Apr25,2007	8.41	8.69	Apr25,2010	8.65	11.68
May25,2007	8.69	8.97	May25,2010	8.93	12.06
Jun25,2007	8.41	8.68	Jun25,2010	8.64	11.67
Jul25,2007	8.69	8.97	Jul25,2010	8.93	12.04
Aug25,2007	8.42	9.53	Aug25,2010	8.64	11.64
Sep25,2007	8.42	9.53	Sep25,2010	8.63	11.63
Oct25,2007	8.70	9.84	Oct25,2010	8.92	12.01
Nov25,2007	8.42	9.52	Nov25,2010	8.63	11.61
Dec25,2007	8.70	9.83	Dec25,2010	8.91	11.99
Jan25,2008	8.41	9.51	Jan25,2011	8.62	11.59
Feb25,2008	8.45	10.39	Feb25,2011	8.62	11.58

(1) Assumes 1-month LIBOR remains constant at 2.590% and 6-month LIBOR remains constant at 2.993% and run at the Pricing Speed to call.

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

Net WAC Cap Schedule

Subordinate Certificates

Month	(%)[1]	(%)[2]	Month	(%)[1]	(%)[2]
Mar25,2005	N/A	N/A	Mar25,2008	9.34	11.48
Apr25,2005	6.50	8.25	Apr25,2008	8.73	10.74
May25,2005	6.72	8.25	May25,2008	9.02	11.09
Jun25,2005	6.50	8.25	Jun25,2008	8.73	10.72
Jul25,2005	6.72	8.25	Jul25,2008	9.02	11.08
Aug25,2005	6.50	8.25	Aug25,2008	8.73	11.49
Sep25,2005	6.50	8.25	Sep25,2008	8.73	11.60
Oct25,2005	6.72	8.25	Oct25,2008	9.01	11.98
Nov25,2005	6.51	8.25	Nov25,2008	8.72	11.58
Dec25,2005	6.72	8.25	Dec25,2008	9.01	11.96
Jan25,2006	6.51	8.25	Jan25,2009	8.71	11.57
Feb25,2006	6.51	8.25	Feb25,2009	8.71	11.57
Mar25,2006	7.20	8.25	Mar25,2009	9.64	12.93
Apr25,2006	6.51	8.25	Apr25,2009	8.71	11.67
May25,2006	6.72	8.25	May25,2009	8.99	12.05
Jun25,2006	6.51	8.25	Jun25,2009	8.70	11.65
Jul25,2006	6.72	8.25	Jul25,2009	8.99	12.03
Aug25,2006	6.51	8.25	Aug25,2009	8.69	11.65
Sep25,2006	6.51	8.25	Sep25,2009	8.69	11.75
Oct25,2006	6.73	8.25	Oct25,2009	8.98	12.14
Nov25,2006	6.51	8.25	Nov25,2009	8.68	11.74
Dec25,2006	6.73	8.25	Dec25,2009	8.97	12.12
Jan25,2007	6.51	8.25	Jan25,2010	8.68	11.72
Feb25,2007	8.43	8.71	Feb25,2010	8.67	11.71
Mar25,2007	9.33	9.64	Mar25,2010	9.60	12.95
Apr25,2007	8.42	8.70	Apr25,2010	8.67	11.69
May25,2007	8.69	8.99	May25,2010	8.95	12.07
Jun25,2007	8.42	8.70	Jun25,2010	8.66	11.67
Jul25,2007	8.70	8.99	Jul25,2010	8.95	12.05
Aug25,2007	8.43	9.55	Aug25,2010	8.65	11.65
Sep25,2007	8.43	9.55	Sep25,2010	8.65	11.64
Oct25,2007	8.71	9.86	Oct25,2010	8.93	12.02
Nov25,2007	8.43	9.54	Nov25,2010	8.64	11.62
Dec25,2007	8.71	9.85	Dec25,2010	8.93	12.00
Jan25,2008	8.42	9.53	Jan25,2011	8.64	11.60
Feb25,2008	8.46	10.41	Feb25,2011	8.63	11.59

(1) *Assumes 1-month LIBOR remains constant at 2.590% and 6-month LIBOR remains constant at 2.993% and run at the Pricing Speed to call.*

(2) Assumes 1-month LIBOR and 6-month LIBOR instantaneously increase to a level beyond the highest maximum obtainable rate on the Mortgage Loans and run at the Pricing Speed to call. Assumes payments are received from the related Yield Maintenance Agreement.

Bond Summary (To Call)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class A-I-1						
Average Life (Years)	12.94	1.56	1.21	1.00	0.86	0.77
Modified Duration (at par)	10.62	1.52	1.18	0.98	0.85	0.76
First Principal Payment Date	3/25/2005	3/25/2005	3/25/2005	3/25/2005	3/25/2005	3/25/2005
Last Principal Payment Date	5/25/2025	11/25/2007	2/25/2007	11/25/2006	7/25/2006	5/25/2006
Principal Payment Window (Months)	243	33	24	21	17	15
Class A-I-2						
Average Life (Years)	24.99	6.17	4.15	3.00	2.14	1.82
Modified Duration (at par)	17.86	5.57	3.87	2.85	2.07	1.77
First Principal Payment Date	5/25/2025	11/25/2007	2/25/2007	11/25/2006	7/25/2006	5/25/2006
Last Principal Payment Date	1/25/2034	4/25/2017	3/25/2013	1/25/2011	9/25/2009	8/25/2007
Principal Payment Window (Months)	105	114	74	51	39	16
Class A-I-3						
Average Life (Years)	28.92	12.17	8.08	5.92	4.58	2.58
Modified Duration (at par)	19.40	10.21	7.19	5.43	4.29	2.48
First Principal Payment Date	1/25/2034	4/25/2017	3/25/2013	1/25/2011	9/25/2009	8/25/2007
Last Principal Payment Date	1/25/2034	4/25/2017	3/25/2013	1/25/2011	9/25/2009	10/25/2007
Principal Payment Window (Months)	1	1	1	1	1	3
Class A-II-1						
Average Life (Years)	19.67	4.35	2.99	2.23	1.67	1.38
Modified Duration (at par)	14.62	3.95	2.81	2.12	1.62	1.35
First Principal Payment Date	3/25/2005	3/25/2005	3/25/2005	3/25/2005	3/25/2005	3/25/2005
Last Principal Payment Date	1/25/2034	4/25/2017	3/25/2013	1/25/2011	9/25/2009	10/25/2007
Principal Payment Window (Months)	347	146	97	71	55	32
Class A-II-2						
Average Life (Years)	19.67	4.35	2.99	2.23	1.67	1.38
Modified Duration (at par)	14.54	3.94	2.80	2.12	1.62	1.35
First Principal Payment Date	3/25/2005	3/25/2005	3/25/2005	3/25/2005	3/25/2005	3/25/2005
Last Principal Payment Date	1/25/2034	4/25/2017	3/25/2013	1/25/2011	9/25/2009	10/25/2007
Principal Payment Window (Months)	347	146	97	71	55	32

Bond Summary (To Call)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class M-1						
Average Life (Years)	26.82	8.07	5.43	4.42	4.41	3.67
Modified Duration (at par)	18.24	7.05	4.95	4.12	4.12	3.46
First Principal Payment Date	4/25/2028	2/25/2009	4/25/2008	8/25/2008	1/25/2009	10/25/2007
Last Principal Payment Date	1/25/2034	4/25/2017	3/25/2013	1/25/2011	9/25/2009	10/25/2008
Principal Payment Window (Months)	70	99	60	30	9	13
Class M-2						
Average Life (Years)	26.82	8.07	5.42	4.27	3.89	3.48
Modified Duration (at par)	17.70	6.97	4.90	3.96	3.64	3.28
First Principal Payment Date	4/25/2028	2/25/2009	3/25/2008	5/25/2008	7/25/2008	4/25/2008
Last Principal Payment Date	1/25/2034	4/25/2017	3/25/2013	1/25/2011	9/25/2009	10/25/2008
Principal Payment Window (Months)	70	99	61	33	15	7
Class M-3						
Average Life (Years)	26.82	8.07	5.41	4.23	3.72	3.23
Modified Duration (at par)	17.59	6.95	4.89	3.91	3.48	3.06
First Principal Payment Date	4/25/2028	2/25/2009	3/25/2008	4/25/2008	6/25/2008	2/25/2008
Last Principal Payment Date	1/25/2034	4/25/2017	3/25/2013	1/25/2011	9/25/2009	10/25/2008
Principal Payment Window (Months)	70	99	61	34	16	9
Class M-4						
Average Life (Years)	26.82	8.07	5.41	4.20	3.66	3.15
Modified Duration (at par)	16.67	6.80	4.82	3.85	3.40	2.95
First Principal Payment Date	4/25/2028	2/25/2009	3/25/2008	4/25/2008	5/25/2008	1/25/2008
Last Principal Payment Date	1/25/2034	4/25/2017	3/25/2013	1/25/2011	9/25/2009	10/25/2008
Principal Payment Window (Months)	70	99	61	34	17	10
Class M-5						
Average Life (Years)	26.82	8.07	5.41	4.20	3.62	3.10
Modified Duration (at par)	16.48	6.77	4.80	3.83	3.35	2.90
First Principal Payment Date	4/25/2028	2/25/2009	3/25/2008	3/25/2008	4/25/2008	12/25/2007
Last Principal Payment Date	1/25/2034	4/25/2017	3/25/2013	1/25/2011	9/25/2009	10/25/2008
Principal Payment Window (Months)	70	99	61	35	18	11
Class M-6						
Average Life (Years)	26.81	8.04	5.40	4.16	3.59	3.04
Modified Duration (at par)	15.21	6.54	4.68	3.73	3.27	2.81
First Principal Payment Date	4/25/2028	2/25/2009	3/25/2008	3/25/2008	4/25/2008	12/25/2007
Last Principal Payment Date	1/25/2034	4/25/2017	3/25/2013	1/25/2011	9/25/2009	10/25/2008
Principal Payment Window (Months)	70	99	61	35	18	11
Class B						
Average Life (Years)	26.66	7.55	5.07	3.93	3.37	2.88
Modified Duration (at par)	13.59	5.98	4.32	3.46	3.03	2.62
First Principal Payment Date	4/25/2028	2/25/2009	3/25/2008	3/25/2008	3/25/2008	11/25/2007
Last Principal Payment Date	11/25/2033	8/25/2016	10/25/2012	10/25/2010	6/25/2009	7/25/2008
Principal Payment Window (Months)	68	91	56	32	16	9

Bond Summary (To Maturity)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class A-I-1						
Average Life (Years)	12.94	1.56	1.21	1.00	0.86	0.77
Modified Duration (at par)	10.62	1.52	1.18	0.98	0.85	0.76
First Principal Payment Date	3/25/2005	3/25/2005	3/25/2005	3/25/2005	3/25/2005	3/25/2005
Last Principal Payment Date	5/25/2025	11/25/2007	2/25/2007	11/25/2006	7/25/2006	5/25/2006
Principal Payment Window (Months)	243	33	24	21	17	15
Class A-I-2						
Average Life (Years)	25.01	6.26	4.21	3.05	2.16	1.82
Modified Duration (at par)	17.86	5.63	3.92	2.89	2.09	1.77
First Principal Payment Date	5/25/2025	11/25/2007	2/25/2007	11/25/2006	7/25/2006	5/25/2006
Last Principal Payment Date	7/25/2034	2/25/2020	3/25/2015	7/25/2012	10/25/2010	8/25/2007
Principal Payment Window (Months)	111	148	98	69	52	16
Class A-I-3						
Average Life (Years)	29.68	18.82	12.96	9.53	7.33	2.58
Modified Duration (at par)	19.72	14.33	10.69	8.25	6.56	2.48
First Principal Payment Date	7/25/2034	2/25/2020	3/25/2015	7/25/2012	10/25/2010	8/25/2007
Last Principal Payment Date	1/25/2035	11/25/2029	2/25/2023	7/25/2018	6/25/2015	10/25/2007
Principal Payment Window (Months)	7	118	96	73	57	3
Class A-II-1						
Average Life (Years)	19.71	4.67	3.23	2.40	1.80	1.38
Modified Duration (at par)	14.64	4.16	2.98	2.27	1.73	1.35
First Principal Payment Date	3/25/2005	3/25/2005	3/25/2005	3/25/2005	3/25/2005	3/25/2005
Last Principal Payment Date	1/25/2035	11/25/2029	2/25/2023	7/25/2018	7/25/2015	10/25/2007
Principal Payment Window (Months)	359	297	216	161	125	32
Class A-II-2						
Average Life (Years)	19.71	4.67	3.23	2.40	1.80	1.38
Modified Duration (at par)	14.56	4.15	2.98	2.27	1.73	1.35
First Principal Payment Date	3/25/2005	3/25/2005	3/25/2005	3/25/2005	3/25/2005	3/25/2005
Last Principal Payment Date	1/25/2035	11/25/2029	2/25/2023	7/25/2018	7/25/2015	10/25/2007
Principal Payment Window (Months)	359	297	216	161	125	32

Bond Summary (To Maturity)

PREPAYMENT ASSUMPTION	0% HEP 0%PPC	11.50% HEP 50% PPC	17.25% HEP 75% PPC	23% HEP 100% PPC	28.75% HEP 125% PPC	34.50% HEP 150% PPC
Class M-1						
Average Life (Years)	26.92	8.85	5.99	4.84	4.83	5.15
Modified Duration (at par)	18.28	7.55	5.37	4.46	4.48	4.74
First Principal Payment Date	4/25/2028	2/25/2009	4/25/2008	8/25/2008	1/25/2009	10/25/2007
Last Principal Payment Date	12/25/2034	6/25/2026	12/25/2019	2/25/2016	8/25/2013	6/25/2013
Principal Payment Window (Months)	81	209	141	91	56	69
Class M-2						
Average Life (Years)	26.92	8.76	5.91	4.64	4.17	3.70
Modified Duration (at par)	17.73	7.40	5.26	4.25	3.87	3.47
First Principal Payment Date	4/25/2028	2/25/2009	3/25/2008	5/25/2008	7/25/2008	4/25/2008
Last Principal Payment Date	11/25/2034	8/25/2024	7/25/2018	1/25/2015	9/25/2012	2/25/2011
Principal Payment Window (Months)	80	187	125	81	51	35
Class M-3						
Average Life (Years)	26.91	8.64	5.82	4.53	3.94	3.41
Modified Duration (at par)	17.62	7.31	5.19	4.15	3.67	3.20
First Principal Payment Date	4/25/2028	2/25/2009	3/25/2008	4/25/2008	6/25/2008	2/25/2008
Last Principal Payment Date	9/25/2034	3/25/2022	9/25/2016	8/25/2013	8/25/2011	4/25/2010
Principal Payment Window (Months)	78	158	103	65	39	27
Class M-4						
Average Life (Years)	26.89	8.52	5.73	4.44	3.84	3.28
Modified Duration (at par)	16.70	7.07	5.05	4.03	3.54	3.07
First Principal Payment Date	4/25/2028	2/25/2009	3/25/2008	4/25/2008	5/25/2008	1/25/2008
Last Principal Payment Date	8/25/2034	1/25/2021	11/25/2015	1/25/2013	3/25/2011	12/25/2009
Principal Payment Window (Months)	77	144	93	58	35	24
Class M-5						
Average Life (Years)	26.87	8.33	5.60	4.34	3.72	3.17
Modified Duration (at par)	16.49	6.93	4.94	3.94	3.44	2.97
First Principal Payment Date	4/25/2028	2/25/2009	3/25/2008	3/25/2008	4/25/2008	12/25/2007
Last Principal Payment Date	6/25/2034	6/25/2019	10/25/2014	3/25/2012	7/25/2010	6/25/2009
Principal Payment Window (Months)	75	125	80	49	28	19
Class M-6						
Average Life (Years)	26.82	8.09	5.44	4.19	3.61	3.06
Modified Duration (at par)	15.21	6.57	4.71	3.75	3.29	2.83
First Principal Payment Date	4/25/2028	2/25/2009	3/25/2008	3/25/2008	4/25/2008	12/25/2007
Last Principal Payment Date	3/25/2034	2/25/2018	11/25/2013	7/25/2011	1/25/2010	1/25/2009
Principal Payment Window (Months)	72	109	69	41	22	14
Class B						
Average Life (Years)	26.66	7.55	5.07	3.93	3.37	2.88
Modified Duration (at par)	13.59	5.98	4.32	3.46	3.03	2.62
First Principal Payment Date	4/25/2028	2/25/2009	3/25/2008	3/25/2008	3/25/2008	11/25/2007
Last Principal Payment Date	11/25/2033	8/25/2016	10/25/2012	10/25/2010	6/25/2009	7/25/2008
Principal Payment Window (Months)	68	91	56	32	16	9

Additional Information Regarding the Mortgage Loans

The Seller will make the following representations and warranties with respect to the Group II-A Mortgage Loans:

1. With respect to any Group II mortgage loan originated on or after August 1, 2004 and underlying the Security, neither the related mortgage nor the related mortgage note requires the borrower to submit to arbitration to resolve any dispute arising out of or relating in any way to the mortgage loan transaction.
2. None of the Mortgage Loans are subject to Section 32 under the Home Ownership and Equity Protection Act of 1994 ("HOEPA").
3. To the best of Seller's knowledge, the Subservicer for each Mortgage Loan has accurately and fully reported its borrower credit files to each of the Credit Repositories in a timely manner.
4. None of the proceeds of any Mortgage Loan were used to finance the purchase of single premium credit insurance policies.
5. No Group II-A Loan has a prepayment penalty term that extends beyond three years after the date of origination.
6. With the exception of loans secured by property in the state of New Jersey, none of the Mortgage Loans are loans that are referred to as "high cost" or "covered" loans or any other similar designation under applicable state or local law in effect at the time of origination of such loan that expressly provides for assignee liability.
7. None of the Mortgage Loans secured by property in the state of New Jersey are considered "high-cost home loans" under the New Jersey Home Ownership Security Act of 2002. None of the non purchase money loans secured by property in the state of New Jersey are considered "covered home loans" under the New Jersey Home Ownership Act of 2002.
8. No Group II-A Mortgage Loan which is secured by a property located in the State of Georgia was originated on or after October 1, 2002 and before March 7, 2003.
9. The stated principal balance at origination for each Group II-A Mortgage Loan that is secured by a single family property located in any state other than the States of Alaska or Hawaii did not exceed $333,700. The stated principal balance at origination for each Group II-A Mortgage Loan that is secured by a single family property located in the States of Hawaii or Alaska did not exceed $500,550. The stated principal balance at origination for each Group II-A Mortgage Loan that is secured by a two-, three- or four- family property located in any state other than the States of Alaska or Hawaii did not exceed $427,150, $516,300 or $641,650, respectively. The stated principal balance at origination for each Group II-A Mortgage Loan that is secured by a two-, three- or four- family property located in the States of Hawaii or Alaska did not exceed $640,725, $774,450 and $962,475, respectively.

A breach of any of the representations and warranties set forth above will be deemed to materially and adversely affect the interests of the holders of the Group II-A Certificates with respect to any Group II-A Mortgage Loan. With respect to a breach of any such representation and warranty with respect to a Group II-A Mortgage Loan, the seller will either (i) purchase such Mortgage Loan from the at a price equal to the purchase price for such Mortgage Loan set forth in the pooling and servicing agreement or (ii) substitute a qualified substitute Mortgage Loan or loans for such Mortgage Loan in the manner and subject to the limitations set forth in the pooling and servicing agreement. In addition, the servicing guide of the Master Servicer requires that the subservicer for each Mortgage Loan accurately and fully report its borrower credit files to each of the credit repositories in a timely manner.

CSFB Contacts

	NAME	PHONE EXTENSION
Asset Finance:	Brendan J. Keane	(212) 325-6459
	John Herbert	(212) 325-2412
	Kenny Rosenberg	(212) 325-3587
	Ryan T. Stroker	(212) 325-0391
	Kashif Gilani – Collateral	(212) 325-8697
	David Steinberg – Collateral	(212) 325-2774
	David O'Brien – Structuring	(212) 538-3549
Asset Backed Syndication:	Tricia Hazelwood	(212) 325-8549
	Melissa Simmons	(212) 325-8549
	Jim Drvostep	(212) 325-8549

Rating Agency Contacts

	NAME	PHONE EXTENSION
Moody's:	Earl Bandy	(212) 553-7985
S&P:	Lacey Bigos	(212) 438-3126
Fitch:	Roeluf Slump	(212) 908-0705

RASC 2005 KS-2 - Stack Price/Yield

Settle	02/25/2005
First Payment	03/25/2005

	1	2	3	4
M2				
Default	**3545.3 SDA**	**2811.42 SDA**	**2894.37 SDA**	**2313.42 SDA**
First Loss (Month)	11/01/2014	09/01/2014	01/01/2015	11/01/2014
WAL	7.15	7.62	7.61	8.02
Total Collat Loss (Call Sensitive)	12.56%	12.84%	10.76%	10.98%
M4				
Default	**2515.32 SDA**	**2027.21 SDA**	**1977.83 SDA**	**1603.37 SDA**
First Loss (Month)	09/01/2014	09/01/2014	11/01/2014	11/01/2014
WAL	10.30	10.74	10.89	11.24
Total Collat Loss (Call Sensitive)	9.61%	9.83%	7.88%	8.05%
M5				
Default	**2225.01 SDA**	**1801.46 SDA**	**1717 SDA**	**1397.02 SDA**
First Loss (Month)	06/01/2014	06/01/2014	06/01/2014	09/01/2014
WAL	11.65	12.03	12.29	12.59
Total Collat Loss (Call Sensitive)	8.70%	8.89%	6.99%	7.13%
M6				
Default	**1968.62 SDA**	**1597.93 SDA**	**1495.06 SDA**	**1220.95 SDA**
First Loss (Month)	11/01/2014	09/01/2014	02/01/2015	01/01/2015
WAL	12.42	12.75	13.22	13.48
Total Collat Loss (Call Sensitive)	7.85%	8.02%	6.19%	6.32%
Shock(bps)			200bp	200bp
LIBOR_1MO	2.5900 . . .	2.5900 . . .	2.5900 . . .	2.5900 . . .
LIBOR_6MO	2.9930 . . .	2.9930 . . .	2.9930 . . .	2.9930 . . .
Prepay	**100 PricingSpeed**	**100 PricingSpeed**	**100 PricingSpeed**	**100 PricingSpeed**
Loss Severity	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

RASC 2005 KS-2 - Stack Price/Yield

Settle	02/25/2005
First Payment	03/25/2005

	1	2	3	4
M2				
Default	**3140.6 SDA**	**2514 SDA**	**2592 SDA**	**2090 SDA**
First Loss (Month)	02/01/2014	10/01/2013	11/01/2013	12/01/2013
WAL	10.36	11.09	11.11	11.72
Total Collat Loss (Call Sensitive)	16.15%	16.82%	14.09%	14.62%
M4				
Default	**2452.34 SDA**	**1990 SDA**	**1977.5 SDA**	**1614.23 SDA**
First Loss (Month)	09/01/2013	09/01/2013	09/01/2013	09/01/2013
WAL	14.02	14.36	14.68	14.93
Total Collat Loss (Call Sensitive)	13.50%	14.05%	11.45%	11.87%
M5				
Default	**2233.72 SDA**	**1819 SDA**	**1800.06 SDA**	**1474 SDA**
First Loss (Month)	06/01/2013	06/01/2013	06/01/2013	02/01/2013
WAL	15.06	15.24	15.66	15.79
Total Collat Loss (Call Sensitive)	12.58%	13.07%	10.62%	11.00%
M6				
Default	**2041 SDA**	**1669.08 SDA**	**1651.71 SDA**	**1355.69 SDA**
First Loss (Month)	06/01/2013	06/01/2013	02/01/2013	09/01/2012
WAL	15.58	15.70	16.21	16.24
Total Collat Loss (Call Sensitive)	11.72%	12.18%	9.90%	10.25%
Shock(bps)			200bp	200bp
LIBOR_1MO	2.5900 . . .	2.5900 . . .	2.5900 . . .	2.5900 . . .
LIBOR_6MO	2.9930 . . .	2.9930 . . .	2.9930 . . .	2.9930 . . .
Prepay	**65 PricingSpeed**	**65 PricingSpeed**	**65 PricingSpeed**	**65 PricingSpeed**
Loss Severity	45%	55%	45%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Credit Suisse First Boston, Asset Finance Group
2005-KS2

ARM Loans

Mortgage Rates	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
4.501% - 5.000%	5	$1,338,215	0.27%	$267,643	661	85.61%
5.001% - 5.500%	68	16,149,291	3.28	237,490	659	78.3
5.501% - 6.000%	225	46,608,744	9.47	207,150	641	79.68
6.001% - 6.500%	353	62,757,050	12.74	177,782	631	80.02
6.501% - 7.000%	688	106,290,203	21.59	154,492	627	80.32
7.001% - 7.500%	708	100,105,793	20.33	141,392	604	80.88
7.501% - 8.000%	613	81,643,809	16.58	133,187	594	81.64
8.001% - 8.500%	358	43,211,408	8.78	120,702	578	81.96
8.501% - 9.000%	193	21,944,896	4.46	113,704	558	81.31
9.001% - 9.500%	66	6,070,892	1.23	91,983	546	74.04
9.501% - 10.000%	42	3,880,139	0.79	92,384	540	72.56
10.001% - 10.500%	16	1,423,944	0.29	88,996	544	67.81
10.501% - 11.000%	9	908,217	0.18	100,913	558	70.22
11.001% - 11.500%	1	40,107	0.01	40,107	527	59
11.501% - 12.000%	1	51,468	0.01	51,468	541	52
Total:	**3,346**	**$492,424,176**	**100.00%**	**$147,168**	**610**	**80.49%**

(1) Note: Weighted Average FICO Score only includes scores >= 350 and <= 850.

Fixed Rate Mortgages

Mortgage Rates	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
6.001% - 6.500%	16	$3,309,395	6.94%	$206,837	678	90.49%
6.501% - 7.000%	59	9,145,141	19.17	155,002	656	84.47
7.001% - 7.500%	66	7,541,723	15.81	114,269	645	77.64
7.501% - 8.000%	97	10,251,073	21.48	105,681	607	77.07
8.001% - 8.500%	58	6,157,686	12.91	106,167	586	77.83
8.501% - 9.000%	52	5,235,610	10.97	100,685	576	78.43
9.001% - 9.500%	25	2,030,397	4.26	81,216	547	76.86
9.501% - 10.000%	30	2,372,982	4.97	79,099	548	78.19
10.001% - 10.500%	18	947,623	1.99	52,646	548	63.91
10.501% - 11.000%	2	70,799	0.15	35,400	535	45.34
11.001% - 11.500%	7	598,368	1.25	85,481	534	70.67
11.501% - 12.000%	2	53,086	0.11	26,543	535	60
Total:	**432**	**$47,713,882**	**100.00%**	**$110,449**	**613**	**79.39%**

(1) Note: Weighted Average FICO Score only includes scores >= 350 and <= 850.

Credit Suisse First Boston, Asset Finance Group
GMAC - RFC Home Equity Portfolio- KS2
Manufactured Housing

Selection Criteria: Manufactured Housing
Table of Contents

1. Description of the Mortgage Pool

Cutoff Date (YYYYMMDD): 20050131
Aggregate Principal Balance: 9,893,915.49
Minimum Balance: 24,941.98
Maximum Balance: 271,748.07
Number of Loans: 92
Average Principal Balance: 107,542.56
Weighted Average Original Loan-to-Value: 76.38
Minimum Loan-to-Value: 28.00
Maximum Loan-to-Value: 85.00
Weighted Average Mortgage Rate: 6.854
Minimum Mortgage Rate: 5.375
Maximum Mortgage Rate: 10.350
Weighted Average Net Mortgage Rate: 6.382
Minimum Net Mortgage Rate: 4.920
Maximum Net Mortgage Rate: 10.020
Weighted Average Note Margin: 6.489
Minimum Note Margin: 5.010

Maximum Note Margin: 9.500
Weighted Average Maximum Mortgage Rate: 12.868
Minimum Maximum Mortgage Rate: 11.375
Maximum Maximum Mortgage Rate: 15.930
Weighted Average Minimum Mortgage Rate: 6.620
Minimum Minimum Mortgage Rate: 5.125
Maximum Minimum Mortgage Rate: 9.930
Weighted Average Months to Next RA Date: 25
Minimum Months to Next RA Date: 20
Maximum Months to Next RA Date: 36
Weighted Average Remaining Term to Maturity: 356
Minimum Remaining Term: 177
Maximum Remaining Term: 360
Weighted Average Credit Score: 653
Minimum Available Credit Score: 525
Maximum Credit Score: 790
Percent ARM: 91.61
Percent Fixed: 8.39
First Lien: 100
Loans with Prepayment Penalty: 64.65
Percent HomeCommings: 100.00
Percent Fremont: 0.00

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2. Credit Score Range

Credit Score Range	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average LTV
520 - 539	1	$51,969	0.53%	$51,969	65.00%
540 - 559	2	109,860	1.11	54,930	70.92
560 - 579	3	359,565	3.63	119,855	66.73
580 - 599	9	926,409	9.36	102,934	74.77
600 - 619	15	1,788,385	18.08	119,226	70.36
620 - 639	13	1,201,024	12.14	92,386	80.09
640 - 659	15	1,540,656	15.57	102,710	78.54
660 - 679	10	1,034,047	10.45	103,405	77.4
680 - 699	12	1,228,103	12.41	102,342	77.36
700 - 719	3	523,040	5.29	174,347	82.98
720 - 739	4	455,027	4.6	113,757	79.8
740 - 759	2	329,572	3.33	164,786	79.27
760 >=	3	346,258	3.5	115,419	78.9
Total:	**92**	**$9,893,915**	**100.00%**	**$107,543**	**76.38%**

Weighted Average Credit Score: 653
Credit Score not available (number of Loans): 0
Credit Score not available (balance): $0.00

Note: Loans for which Credit Score was not available were excluded from the calculation of the weighted

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3. FICO

FICO	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
520 - 539	1	$51,969	0.53%	$51,969	525	65.00%
540 - 559	2	109,860	1.11	54,930	551	70.92
560 - 579	3	359,565	3.63	119,855	570	66.73
580 - 599	9	926,409	9.36	102,934	590	74.77
600 - 619	15	1,788,385	18.08	119,226	609	70.36
620 - 639	13	1,201,024	12.14	92,386	630	80.09
640 - 659	15	1,540,656	15.57	102,710	650	78.54
660 - 679	10	1,034,047	10.45	103,405	672	77.4
680 - 699	12	1,228,103	12.41	102,342	690	77.36
700 - 719	3	523,040	5.29	174,347	716	82.98
720 - 739	4	455,027	4.6	113,757	735	79.8
740 - 759	2	329,572	3.33	164,786	755	79.27
760 >=	3	346,258	3.5	115,419	780	78.9
Total:	**92**	**$9,893,915**	**100.00%**	**$107,543**	**653**	**76.38%**

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4. Original Mortgage Loan Balance ($)

Original Mortgage Loan Balance ($)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
1 - 100,000	49	$3,564,115	36.02%	$72,737	638	73.92%
100,001 - 2	38	5,153,473	52.09	135,618	658	78.24
200,001 - 3	5	1,176,328	11.89	235,266	676	75.62
Total:	**92**	**$9,893,915**	**100.00%**	**$107,543**	**653**	**76.38%**

Average Unpaid Principal Balance: 107,543

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5. Net Mortgage Rates (%)

Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
4.500 - 4.9	1	$124,660	1.26%	$124,660	790	80.00%
5.000 - 5.4	1	98,000	0.99	98,000	698	76
5.500 - 5.9	12	1,817,991	18.37	151,499	666	76.55
6.000 - 6.4	37	4,013,799	40.57	108,481	644	77.5
6.500 - 6.9	32	3,120,083	31.54	97,503	656	74.75
7.000 - 7.4	5	494,171	4.99	98,834	643	77.91
8.000 - 8.4	1	51,969	0.53	51,969	525	65
9.000 - 9.4	2	99,815	1.01	49,907	554	66.51
10.000 - 1(	1	73,427	0.74	73,427	633	85
Total:	**92**	**$9,893,915**	**100.00%**	**$107,543**	**653**	**76.38%**

Weighted Average Net Mortgage Rate: 6.382

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6. Mortgage Rates (%)

Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
5.000 - 5.4	1	$124,660	1.26%	$124,660	790	80.00%
5.500 - 5.9	2	364,508	3.68	182,254	667	78.92
6.000 - 6.4	10	1,436,387	14.52	143,639	670	75.64
6.500 - 6.9	36	3,850,007	38.91	106,945	655	77.85
7.000 - 7.4	36	3,600,365	36.39	100,010	645	74.35
7.500 - 7.9	3	292,777	2.96	97,592	616	84.11
8.500 - 8.9	1	51,969	0.53	51,969	525	65
9.500 - 9.9	2	99,815	1.01	49,907	554	66.51
10.000 - 1(	1	73,427	0.74	73,427	633	85
Total:	**92**	**$9,893,915**	**100.00%**	**$107,543**	**653**	**76.38%**

Weighted Average Mortgage Rate: 6.854

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7. Original Loan-to-Value Ratio (%)

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO
0.01 - 50.0	5	$416,126	4.21%	$83,225	650
50.01 - 55.	1	271,748	2.75	271,748	608
55.01 - 60.	3	309,269	3.13	103,090	577

60.01 - 65.	8	668,296	6.75	83,537	625
65.01 - 70.	4	349,681	3.53	87,420	677
70.01 - 75.	8	787,949	7.96	98,494	620
75.01 - 80.	40	4,267,844	43.14	106,696	653
80.01 - 85.	23	2,823,002	28.53	122,739	678
Total:	**92**	**$9,893,915**	**100.00%**	**$107,543**	**653**

Weighted Average Loan-to-Value: 76.38

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8. State

State	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Alabama	2	$110,807	1.12%	$55,404	592	68.80%
Arizona	4	551,624	5.58	137,906	700	82.22
California	9	1,681,595	17	186,844	631	69.46
Colorado	6	877,980	8.87	146,330	709	80.47
Delaware	2	250,489	2.53	125,245	607	74.24
Florida	6	507,230	5.13	84,538	629	75.42
Georgia	1	73,427	0.74	73,427	633	85
Idaho	1	79,931	0.81	79,931	649	80
Indiana	3	285,771	2.89	95,257	652	75.26
Louisiana	1	49,955	0.5	49,955	560	73
Michigan	12	1,025,387	10.36	85,449	648	75.36
Minnesota	3	284,860	2.88	94,953	663	70.63
Missouri	1	65,280	0.66	65,280	686	85
New Mexic	3	231,942	2.34	77,314	704	74.74
New York	1	65,436	0.66	65,436	679	80
Ohio	4	358,563	3.62	89,641	625	78.95
Oklahoma	1	69,543	0.7	69,543	613	80
Oregon	3	228,811	2.31	76,270	654	62.98
Pennsylvar	3	260,780	2.64	86,927	644	85
South Carc	1	125,892	1.27	125,892	754	70
Tennessee	2	143,617	1.45	71,809	625	82.78
Texas	7	571,524	5.78	81,646	632	81.77
Virginia	1	127,500	1.29	127,500	687	85
Washingto	13	1,696,711	17.15	130,516	650	79.04
Wisconsin	2	169,261	1.71	84,631	674	72.34
Total:	**92**	**$9,893,915**	**100.00%**	**$107,543**	**653**	**76.38%**

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9. Loan Purpose

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Equity refir	65	$7,097,458	71.74%	$109,192	650	76.21%
Purchase	18	1,818,635	18.38	101,035	660	79.27
Rate/Term	9	977,822	9.88	108,647	660	72.17
Total:	**92**	**$9,893,915**	**100.00%**	**$107,543**	**653**	**76.38%**

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10. Documentation

Documentation	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Full Docum	92	$9,893,915	100.00%	$107,543	653	76.38%
Total:	**92**	**$9,893,915**	**100.00%**	**$107,543**	**653**	**76.38%**

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11. Occupancy

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Primary Re	91	$9,768,024	98.73%	$107,341	651	76.46%
Second/Va	1	125,892	1.27	125,892	754	70
Total:	**92**	**$9,893,915**	**100.00%**	**$107,543**	**653**	**76.38%**

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12. Property Type

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Manufactu	92	$9,893,915	100.00%	$107,543	653	76.38%
Total:	**92**	**$9,893,915**	**100.00%**	**$107,543**	**653**	**76.38%**

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13. Credit Grade

Credit Grade	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
A4	69	$7,659,969	77.42%	$111,014	668	77.98%
AM	3	303,362	3.07	101,121	572	65.19
AX	18	1,828,755	18.48	101,598	610	72.29
B	1	51,969	0.53	51,969	525	65
C	1	49,860	0.5	49,860	547	60
Total:	**92**	**$9,893,915**	**100.00%**	**$107,543**	**653**	**76.38%**

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14. Prepayment Penalty Term

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
12 Months	1	$59,000	0.60%	$59,000	670	79.00%
24 Months	47	5,228,528	52.85	111,245	642	76.47
36 Months	9	1,108,756	11.21	123,195	653	69.21
None	35	3,497,631	35.35	99,932	669	78.46
Total:	**92**	**$9,893,915**	**100.00%**	**$107,543**	**653**	**76.38%**

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15. IO Term

IO Term	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
0	92	$9,893,915	100.00%	$107,543	653	76.38%
Total:	**92**	**$9,893,915**	**100.00%**	**$107,543**	**653**	**76.38%**

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16. Note Margin (%)

Note Margin (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
0.000 - 0.4	7	$829,975	8.39%	$118,568	720	75.77%
5.000 - 5.4	2	279,434	2.82	139,717	620	59.12
5.500 - 5.9	8	996,844	10.08	124,605	645	76.23
6.000 - 6.4	26	3,145,116	31.79	120,966	682	78.08
6.500 - 6.9	37	3,672,360	37.12	99,253	628	76.36
7.000 - 7.4	7	598,579	6.05	85,511	628	79.77
7.500 - 7.9	1	59,951	0.61	59,951	586	62
8.000 - 8.4	2	211,841	2.14	105,921	602	76.32
8.500 - 8.9	1	49,955	0.5	49,955	560	73
9.500 - 9.9	1	49,860	0.5	49,860	547	60
Total:	**92**	**$9,893,915**	**100.00%**	**$107,543**	**653**	**76.38%**

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17. Maximum Mortgage Rate (%)

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
0.000 - 0.9	7	$829,975	8.39%	$118,568	720	75.77%
11.000 - 11	3	489,168	4.94	163,056	699	79.2
12.000 - 12	40	4,662,313	47.12	116,558	660	77.68
13.000 - 13	38	3,566,159	36.04	93,846	629	76.3
14.000 - 14	2	246,486	2.49	123,243	594	53.16
15.000 - 15	2	99,815	1.01	49,907	554	66.51
Total:	**92**	**$9,893,915**	**100.00%**	**$107,543**	**653**	**76.38%**

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18. Minimum Mortgage Rate (%)

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
0.000 - 0.9	7	$829,975	8.39%	$118,568	720	75.77%
5.000 - 5.9	7	838,610	8.48	119,801	653	76.08
6.000 - 6.9	56	6,306,694	63.74	112,620	653	77.31
7.000 - 7.9	18	1,606,981	16.24	89,277	628	73.79
8.000 - 8.9	2	211,841	2.14	105,921	602	76.32

9.000 - 9.9	2	99,815	1.01	49,907	554	66.51
Total:	**92**	**$9,893,915**	**100.00%**	**$107,543**	**653**	**76.38%**

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19. Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
2000-01<=	7	$829,975	8.39%	$118,568	720	75.77%
2006-09	4	376,562	3.81	94,141	671	71.34
2006-10	2	286,300	2.89	143,150	623	59.62
2006-11	4	552,068	5.58	138,017	618	72.71
2006-12	39	4,038,138	40.81	103,542	640	77.74
2007-01	21	2,324,494	23.49	110,690	657	79.58
2007-10	2	120,302	1.22	60,151	663	78.63
2007-11	2	203,778	2.06	101,889	633	75.32
2007-12	7	800,019	8.09	114,288	654	69.79
2008-01	4	362,280	3.66	90,570	678	80.5
Total:	**92**	**$9,893,915**	**100.00%**	**$107,543**	**653**	**76.38%**

Weighted Average Months to NRA Date: 23

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########

11 Madison Avenue - Fifth floor
NY, NY 10010

Credit Suisse First Boston, Asset Finance Group
GMAC - RFC Home Equity Portfolio- KS2
Manufactured Housing

Selection Criteria: Manufactured Housing

1. Description of the Mortgage Pool

Cutoff Date (YYYYMMDD): 20050131
Aggregate Principal Balance: 9,893,915.49
Minimum Balance: 24,941.98
Maximum Balance: 271,748.07
Number of Loans: 92
Average Principal Balance: 107,542.56
Weighted Average Original Loan-to-Value: 76.38
Minimum Loan-to-Value: 28.00
Maximum Loan-to-Value: 85.00
Weighted Average Mortgage Rate: 6.854
Minimum Mortgage Rate: 5.375
Maximum Mortgage Rate: 10.350
Weighted Average Net Mortgage Rate: 6.382
Minimum Net Mortgage Rate: 4.920
Maximum Net Mortgage Rate: 10.020
Weighted Average Remaining Term to Maturity: 356
Minimum Remaining Term: 177
Maximum Remaining Term: 360
Weighted Average Credit Score: 653
Minimum Available Credit Score: 525
Maximum Credit Score: 790
Percent ARM: 91.61
Percent Fixed: 8.39
First Lien: 100
Loans with Prepayment Penalty: 64.65
Percent HomeCommings: 100.00
Percent Fremont: 0.00

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Credit Score Range

Credit Score Range	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average LTV
520 - 539	1	$51,969	0.53%	$51,969	65.00%

540 - 559	2	109,860	1.11	54,930	70.92
560 - 579	3	359,565	3.63	119,855	66.73
580 - 599	9	926,409	9.36	102,934	74.77
600 - 619	15	1,788,385	18.08	119,226	70.36
620 - 639	13	1,201,024	12.14	92,386	80.09
640 - 659	15	1,540,656	15.57	102,710	78.54
660 - 679	10	1,034,047	10.45	103,405	77.4
680 - 699	12	1,228,103	12.41	102,342	77.36
700 - 719	3	523,040	5.29	174,347	82.98
720 - 739	4	455,027	4.6	113,757	79.8
740 - 759	2	329,572	3.33	164,786	79.27
760 >=	3	346,258	3.5	115,419	78.9
Total:	**92**	**########**	**100.00%**	**$107,543**	**76.38%**

Weighted Average Credit Score: 653

Credit Score not available (number of Loans): 0

Credit Score not available (balance): $0.00

Note: Loans for which Credit Score was not available were excluded from the calculation of the weighte

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Remaining Mortgage Loan Balance ($)

Remaining Mortgage Loan Balance ($)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
1 - 100,00(	49	########	36.02%	$72,737	638	73.92%
100,001 - 2	38	5,153,473	52.09	135,618	658	78.24
200,001 - 3	5	1,176,328	11.89	235,266	676	75.62
Total:	**92**	**########**	**100.00%**	**$107,543**	**653**	**76.38%**

Average Unpaid Principal Balance: 107,543

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Original Loan-to-Value Ratio (%)

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO
0.01 - 50.0	5	$416,126	4.21%	$83,225	650
50.01 - 55.	1	271,748	2.75	271,748	608
55.01 - 60.	3	309,269	3.13	103,090	577
60.01 - 65.	8	668,296	6.75	83,537	625
65.01 - 70.	4	349,681	3.53	87,420	677

70.01 - 75.	8	787,949	7.96	98,494	620
75.01 - 80.	40	4,267,844	43.14	106,696	653
80.01 - 85.	23	2,823,002	28.53	122,739	678
Total:	**92**	**########**	**100.00%**	**$107,543**	**653**

Weighted Average Loan-to-Value: 76.38

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Documentation

Documentation	Number of Mortgage Loans	Principal Balance	Percentage of Group Loans	Average Principal Balance	Weighted Average FICO	Weighted Average LTV
Full Docum	92	########	100.00%	$107,543	653	76.38%
Total:	**92**	**########**	**100.00%**	**$107,543**	**653**	**76.38%**

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########

11 Madison Avenue - Fifth floor
NY, NY 10010

Selection Criteria: All records

Table of Contents

1. Summary

WA FICO: 611
FICO < 560 %: 17.28
CLTV avg: 83.86
CLTV >80%: 59.99
WA CLTV %: 83.86
Full Doc %: 75.91
Loan Bal avg: 142,969.31
DTI %: 40.18
Purch %: 28.31
Cash Out %: 65.42
Fxd %: 8.83
3 yr ARM >= %: 13.25
WAC avg: 7.226
1st Lien %: 100.00
MI %: 0.00
CA %: 12.15
Sng Fam %: 83.71
IO%: 7.40
IO non-Full Doc %: 0.05
Prim Occ %: 95.08
Silent Second: 17.98

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2. Documentation Type

Documentation Type	WALTV	WACLTV	WA CLTV	WAFICO	WA Margin	Bal.	% Bal.	Purch %	Sng Fam %	CA%	1st Lien %	Full Doc %
Full Docum	81.54	83.94	83.94	606	6.777	########	75.91	23.24	82.56	12.32	100	100
Reduced D	76.79	83.6	83.6	627	6.795	########	24.09	44.29	87.34	11.62	100	0
Total:	**80.39**	**83.86**	**83.86**	**611**	**6.781**	**########**	**100**	**28.31**	**83.71**	**12.15**	**100**	**75.91**

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3. INTEREST ONLY

INTEREST ONLY	WALTV	WACLTV	WA CLTV	WAFICO	WA Margin	Bal.	% Bal.	Purch %	Sng Fam %	CA%	1st Lien %	Full Doc %
IO	84.71	86.22	86.22	645	6.526	########	7.4	17.83	89.31	36.72	100	99.28
Non-IO	80.05	83.67	83.67	608	6.804	########	92.6	29.15	83.26	10.19	100	74.04
Total:	**80.39**	**83.86**	**83.86**	**611**	**6.781**	**########**	**100**	**28.31**	**83.71**	**12.15**	**100**	**75.91**

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4. FICO

FICO	WALTV	WACLTV	WA CLTV	WAFICO	WA Margin	Bal.	% Bal.	Purch %	Sng Fam %	CA%	1st Lien %	Full Doc %
<= 0	80	90	90	0	8.31	51,948.65	0.01	100	100	0	100	100
1 - 559	74.43	74.73	74.73	533	7.304	########	17.27	7.61	85.95	10.02	100	91.15
560 - 599	80.16	80.96	80.96	580	6.97	########	20.39	19.65	83.98	8.1	100	84.21
600 - 639	81.53	86.42	86.42	619	6.692	########	33.95	35.32	84.46	14.59	100	70.26

640 - 679	82.08	88.51	88.51	656	6.544	########	21	40.87	84.13	14.29	100	61.7
680 >=	84.94	88.19	88.19	711	6.114	########	7.39	32.52	73.08	11.02	100	83.72
Total:	**80.39**	**83.86**	**83.86**	**611**	**6.781**	**########**	**100**	**28.31**	**83.71**	**12.15**	**100**	**75.91**

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5. Outstanding Principal Balance

Outstanding Principal Balance	WALTV	WACLTV	WA CLTV	WAFICO	WA Margin	Bal.	% Bal.	Purch %	Sng Fam %	CA%	1st Lien %	Full Doc %
<= 80,000.	75.73	77.71	77.71	597	7.109	########	9.03	25.11	86.36	1.08	100	83.69
80,000.01	79.28	82.41	82.41	604	6.836	########	8.24	24.81	84.3	1.83	100	79.18
100,000.01	80.56	84.48	84.48	611	6.772	########	61.07	29.04	83.99	10.14	100	73.65
250,000.01	82.28	85.23	85.23	619	6.673	########	21.66	28.91	81.59	26.36	100	77.81
Total:	**80.39**	**83.86**	**83.86**	**611**	**6.781**	**########**	**100**	**28.31**	**83.71**	**12.15**	**100**	**75.91**

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########

IO %
9.68
0.22
7.4

IO %
100
0
7.4

IO %
0
0
0
10.87

13.25
12.56
7.4

IO %
0.16
0.62
4.29
21.77
7.4

RASC05KS2 - Stack Price/Yield

Settle	02/25/2005
First Payment	03/25/2005

	m2	*m3*	*m4*	*m5*	*m6*	*b*
WAL	10.18	13.68	13.93	15.59	13.14	11.72
Default	9.99 CDR	8.90 CDR	7.74 CDR	7.10 CDR	6.38 CDR	5.57 CDR
Total Collat Loss (Call Sensitive)	14.71%	13.44%	12.01%	11.19%	10.23%	9.11%
Shock(bps)	**100bp**	**100bp**	**100bp**	**100bp**	**100bp**	**100bp**
LIBOR_1MO I9	5.0327 5.1337	5.0327 5.1337	5.0327 5.1337 I9	5.0327 5.1337	5.0327 5.1337	5.0327 5.1337
LIBOR_6MO 34	5.2978 5.3276	5.2978 5.3276	5.2978 5.3276 34	5.2978 5.3276	5.2978 5.3276	5.2978 5.3276
Prepay	75 PricingSpeed	75 PricingSpeed	75 PricingSpeed	75 PricingSpeed	75 PricingSpeed	75 PricingSpeed
Loss Severity	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Optional Redemption	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL

Disclaimer:

This material is provided to you solely for informational purposes, is intended for your use only and does not constitute an offer or commitm
solicitation of an offer or commitment, or any advice or recommendation, to enter into or conclude any transaction (whether on the indicativ
shown or otherwise). This material has been prepared by CSFB based on assumptions and parameters determined by it in good faith. It is i
that you (recipient) understand that those assumptions and parameters are not the only ones that might reasonably have been selected or that
apply in connection with the preparation of these materials or an assessment of the transaction described above. A variety of other or additic
assumptions or parameters, or other market factors and other considerations, could result in different contemporaneous good faith analyses c
assessment of the transaction described above. Past performance should not be taken as an indication or guarantee of future performance, an
representation or warranty, express or implied is made regarding future performance. Opinions and estimates may be changed without notic
information set forth above has been obtained from or based upon sources believed by CSFB to be reliable, but CSFB does not represent or
accuracy or completeness. This material does not purport to contain all of the information that an interested party may desire. In all cases, i
parties should conduct their own investigation and analysis of the transaction(s) described in these materials and of the data set forth in them
person receiving these materials should make an independent assessment of the merits of pursuing a transaction described in these materials
consult their own professional advisors. CSFB may, from time to time, participate or invest in other financing transactions with the issuers
securities referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the sec
derivatives thereof. Structured securities are complex instruments, typically involve a high degree of risk and are intended for sale only to
sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security may
by changes in economic, financial and political factors (including, but not limited to, spot and forward interest and exchange rates), time to r
market conditions and volatility and the credit quality of any issuer or reference issuer. Any investor interested in purchasing a structured pr
should conduct its own investigation and analysis of the product and consult with its own professional advisers as to the risks involved in m
a purchase.

RASC 2005 KS-2 - Price/Yield - M6

Balance	$4,400,000.00	Delay	0	Index	LIBOR_1MO | 0	WAC	7.22479 WAM
Coupon	4.59	Dated	02/25/2005	Mult / Margin	1 / 2.00	NET	6.72173 WALA
Settle	02/25/2005	First Payment	03/25/2005	Cap / Floor	999 / 0		

Price	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed
CDR Break	**7.91 CDR**	**7.40 CDR**	**6.80 CDR**	**4.38 CDR**	**4.34 CDR**	**4.23 CDR**
WAL	15.19	12.31	8.21	17.51	9.53	8.59
Principal Writedown	0.00%	1.06%	0.80%	0.00%	0.00%	0.45%
Gross Principal Writedown	1.00%	1.06%	0.80%	0.40%	0.30%	0.45%
Total Collat Loss (Call Sensitive)	16.10%	9.26%	6.08%	10.16%	5.74%	3.88%
Shock(bps)				200bp	200bp	200bp
LIBOR_1MO	2.5900 . . .	2.5900 . . .	2.5900 . . .	2.5900 . . .	2.5900 . . .	2.5900 . . .
LIBOR_6MO	2.9930 . . .	2.9930 . . .	2.9930 . . .	2.9930 . . .	2.9930 . . .	2.9930 . . .
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Default	7.91 CDR	7.40 CDR	6.80 CDR	4.38 CDR	4.34 CDR	4.23 CDR
Loss Severity	50%	50%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6	6
Delinq	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

358
1

RASC 2005 KS-2 - Price/Yield - M6

Balance	$4,400,000.00	Delay	0	Index	LIBOR_1MO | '	WAC	7.22479	WAM	358
Coupon	4.59	Dated	02/25/2005	Mult / Margin	1 / 2.00	NET	6.72173	WALA	1
Settle	02/25/2005	First Payment	03/25/2005	Cap / Floor	999 / 0				

Price	35 CPR	35 CPR
CDR Break	**7.62 CDR**	**4.78 CDR**
WAL	11.21	8.97
Principal Writedown	0.58%	0.00%
Gross Principal Writedown	0.58%	0.04%
Total Collat Loss (Call Sensitive)	7.74%	5.09%
Shock(bps)		200bp
LIBOR_1MO	2.5900 . . .	2.5900 . . .
LIBOR_6MO	2.9930 . . .	2.9930 . . .
Prepay	35 CPR	35 CPR
Default	7.62 CDR	4.78 CDR
Loss Severity	50%	50%
Servicer Advances	100%	100%
Liquidation Lag	6	6
Delinq	100%	100%
Optional Redemption	Call (N)	Call (N)

RASC 2005 KS-2 - XSSPREAD Report

Period	Date	#XSSPREAD	COLLAT Balance	Fwd LIBOR 100 PricingSpeed 5 CDR 50% Severity 6 mo Lag Triggers Fail	#XSSPREAD	COLLAT Balance	Fwd LIBOR + 200bps 100 PricingSpeed 5 CDR 50% Severity 6 mo Lag Triggers Fail
Total							
0	Feb25,2005	0.00	550,000,000.00		0	550,000,000.00	
1	Mar25,2005	1,852,606.56	547,654,487.18	4.04	1,852,606.56	547,654,487.18	4.04
2	Apr25,2005	1,613,012.36	544,118,468.40	3.53	688,495.29	544,118,468.40	1.51
3	May25,2005	1,587,581.17	539,392,929.60	3.50	698,120.51	539,392,929.60	1.54
4	Jun25,2005	1,447,430.14	533,486,148.41	3.22	539,750.13	533,486,148.41	1.20
5	Jul25,2005	1,487,326.49	526,413,893.28	3.35	616,867.50	526,413,893.28	1.39
6	Aug25,2005	1,325,007.93	518,199,561.20	3.02	441,771.26	518,199,561.20	1.01
7	Sep25,2005	1,034,634.10	506,540,625.71	2.40	180,248.54	506,540,625.71	0.42
8	Oct25,2005	1,313,082.15	493,831,265.74	3.11	485,296.32	493,831,265.74	1.15
9	Nov25,2005	1,110,395.37	480,122,825.40	2.70	280,822.74	480,122,825.40	0.68
10	Dec25,2005	1,167,395.94	465,528,819.10	2.92	377,863.49	465,528,819.10	0.94
11	Jan25,2006	1,022,572.29	450,157,965.58	2.64	234,386.45	450,157,965.58	0.60
12	Feb25,2006	1,000,297.14	435,108,215.08	2.67	234,020.54	435,108,215.08	0.62
13	Mar25,2006	985,554.79	420,534,931.31	2.72	306,249.43	420,534,931.31	0.84
14	Apr25,2006	893,097.25	406,428,125.01	2.55	171,478.48	406,428,125.01	0.49
15	May25,2006	880,941.25	392,778,105.71	2.60	200,262.83	392,778,105.71	0.59
16	Jun25,2006	795,339.65	379,575,434.04	2.43	121,661.21	379,575,434.04	0.37
17	Jul25,2006	811,647.13	366,810,643.63	2.57	178,116.99	366,810,643.63	0.56
18	Aug25,2006	745,011.61	354,474,247.81	2.44	117,085.20	354,474,247.81	0.38
19	Sep25,2006	607,030.45	342,552,530.47	2.05	21,226.82	342,552,530.47	0.07
20	Oct25,2006	706,515.70	331,031,554.16	2.48	138,554.52	331,031,554.16	0.49
21	Nov25,2006	625,798.93	319,897,849.84	2.27	68,027.47	319,897,849.84	0.25
22	Dec25,2006	635,602.09	302,615,742.74	2.38	107,913.96	302,615,742.74	0.40
23	Jan25,2007	568,291.30	285,308,433.47	2.25	61,170.40	285,308,433.47	0.24

24	Feb25,2007	1,076,546.40	269,067,281.76	4.53	585,283.22	269,067,281.76	2.46
25	Mar25,2007	1,031,476.31	253,750,466.13	4.60	610,839.99	253,750,466.13	2.72
26	Apr25,2007	936,008.69	239,303,803.25	4.43	497,021.17	239,303,803.25	2.35
27	May25,2007	897,782.09	229,379,579.43	4.50	496,288.02	229,379,579.43	2.49
28	Jun25,2007	829,068.97	220,425,443.53	4.34	430,722.64	220,425,443.53	2.25
29	Jul25,2007	827,232.06	211,840,324.50	4.50	456,517.11	211,840,324.50	2.49
30	Aug25,2007	885,187.91	203,623,912.69	5.01	559,684.11	203,628,337.26	3.17
31	Sep25,2007	784,308.76	195,748,629.24	4.62	468,169.42	195,757,148.41	2.76
32	Oct25,2007	829,539.47	188,196,028.51	5.09	537,336.55	188,208,332.12	3.29
33	Nov25,2007	764,116.86	180,956,070.73	4.87	470,995.14	180,971,867.39	3.00
34	Dec25,2007	754,483.99	173,999,581.12	5.00	482,495.48	174,018,594.86	3.20
35	Jan25,2008	705,415.26	167,312,968.00	4.86	433,862.62	167,334,938.47	2.99
36	Feb25,2008	696,953.07	160,884,857.37	5.00	546,893.72	160,919,895.64	3.92
37	Mar25,2008	706,987.80	154,713,643.22	5.27	579,087.38	154,760,756.06	4.32
38	Apr25,2008	677,132.81	148,781,373.14	5.25	538,608.65	148,839,622.69	4.18
39	May25,2008	661,897.60	143,078,729.80	5.34	537,175.11	143,147,230.76	4.33
40	Jun25,2008	614,856.37	137,596,760.97	5.16	487,185.80	137,674,678.08	4.08
41	Jul25,2008	610,845.36	132,326,865.22	5.33	496,290.87	132,413,410.74	4.33
42	Aug25,2008	579,698.43	127,261,462.20	5.26	510,704.32	127,359,765.77	4.63
43	Sep25,2008	512,212.89	122,393,267.32	4.83	445,453.96	122,502,530.93	4.20
44	Oct25,2008	565,847.85	117,713,158.40	5.55	511,589.13	117,832,443.38	5.01
45	Nov25,2008	509,623.71	113,213,813.09	5.20	450,504.62	113,342,234.82	4.59
46	Dec25,2008	491,591.53	108,887,754.38	5.21	440,754.49	109,024,479.58	4.67
47	Jan25,2009	481,698.42	104,728,290.85	5.31	428,375.86	104,872,535.04	4.72
48	Feb25,2009	459,371.61	100,730,022.90	5.26	408,598.27	100,880,926.88	4.68
49	Mar25,2009	452,666.26	96,886,083.27	5.39	428,355.83	97,043,943.81	5.10
50	Apr25,2009	418,780.51	93,190,374.41	5.19	380,703.47	93,354,475.61	4.71
51	May25,2009	410,426.38	89,637,133.61	5.29	378,778.74	89,806,802.65	4.87
52	Jun25,2009	380,859.20	86,220,823.48	5.10	345,828.69	86,395,428.46	4.62
53	Jul25,2009	379,420.20	82,936,123.16	5.28	351,121.59	83,115,070.99	4.88
54	Aug25,2009	360,487.45	79,778,574.65	5.22	329,817.39	79,961,168.26	4.76
55	Sep25,2009	320,734.79	76,742,642.70	4.82	297,245.07	76,928,997.95	4.46
56	Oct25,2009	331,375.76	73,823,521.54	5.18	314,160.32	74,013,115.11	4.90
57	Nov25,2009	319,378.15	71,016,677.52	5.19	300,155.09	71,209,019.34	4.87
58	Dec25,2009	308,493.47	68,317,754.08	5.21	293,984.67	68,512,385.61	4.95

59	Jan25,2010	280,791.95	65,722,564.79	4.93	263,507.55	65,919,057.36	4.62
60	Feb25,2010	287,195.18	63,227,337.81	5.24	271,478.71	63,425,204.48	4.94
61	Mar25,2010	278,240.46	60,828,010.26	5.28	271,594.50	61,026,853.20	5.14
62	Apr25,2010	256,311.02	58,520,789.81	5.06	241,355.75	58,720,269.61	4.75
63	May25,2010	252,026.96	56,302,107.70	5.17	240,635.38	56,501,908.46	4.92
64	Jun25,2010	233,770.37	54,168,534.37	4.98	219,928.01	54,368,362.47	4.67
65	Jul25,2010	233,670.07	52,116,774.06	5.18	223,718.50	52,316,356.91	4.94
66	Aug25,2010	198,223.89	50,144,236.89	4.56	192,341.79	50,343,126.18	4.41
67	Sep25,2010	174,870.75	48,247,321.17	4.18	168,334.56	48,445,238.47	4.01
68	Oct25,2010	183,359.77	46,423,037.01	4.56	180,525.55	46,619,785.11	4.47
69	Nov25,2010	175,653.97	44,668,575.84	4.54	172,001.75	44,863,973.21	4.43
70	Dec25,2010	170,879.24	42,981,238.48	4.59	169,792.49	43,175,118.43	4.54
71	Jan25,2011	153,691.15	41,358,430.88	4.29	151,147.25	41,550,640.71	4.20
72	Feb25,2011	158,260.05	39,797,854.12	4.59	156,534.52	39,988,137.48	4.52
73	Mar25,2011	156,336.12	38,296,954.52	4.71	159,056.79	38,485,142.27	4.77
74	Apr25,2011	140,326.00	36,853,375.45	4.40	139,382.41	37,039,364.37	4.35
75	May25,2011	139,145.69	35,464,904.77	4.53	140,321.34	35,648,601.94	4.55
76	Jun25,2011	127,594.11	34,129,416.37	4.32	127,847.92	34,310,738.63	4.30
77	Jul25,2011	128,865.93	32,844,866.85	4.53	131,243.02	33,023,740.16	4.59
78	Aug25,2011	121,930.76	31,609,632.55	4.45	120,936.48	31,785,651.15	4.39
79	Sep25,2011	108,102.16	30,421,493.03	4.10	106,609.75	30,594,592.04	4.02
80	Oct25,2011	113,628.07	29,278,600.14	4.48	114,417.78	29,448,756.12	4.49
81	Nov25,2011	109,288.93	28,179,211.58	4.48	109,356.53	28,346,406.71	4.46
82	Dec25,2011	107,541.52	27,121,652.73	4.58	108,434.62	27,285,874.41	4.59
83	Jan25,2012	97,750.50	26,104,313.98	4.32	97,396.40	26,265,554.48	4.28
84	Feb25,2012	100,701.02	25,125,732.04	4.63	100,433.32	25,283,904.32	4.59
85	Mar25,2012	96,867.22	24,184,348.97	4.63	97,441.56	24,339,441.06	4.62
86	Apr25,2012	89,220.60	23,278,715.05	4.43	88,388.87	23,430,739.20	4.36
87	May25,2012	93,334.47	22,407,456.72	4.81	93,952.37	22,556,428.43	4.81
88	Jun25,2012	84,867.33	21,569,253.71	4.54	84,458.89	21,715,191.40	4.49
89	Jul25,2012	84,361.01	20,762,836.89	4.69	84,684.71	20,905,761.73	4.68
90	Aug25,2012	83,130.85	19,987,061.73	4.80	82,705.46	20,126,922.01	4.75
91	Sep25,2012	74,095.44	19,240,692.76	4.45	72,508.88	19,377,501.84	4.32
92	Oct25,2012	79,099.34	18,522,583.46	4.93	79,340.23	18,656,376.08	4.91
93	Nov25,2012	73,378.65	17,831,650.58	4.75	73,306.69	17,962,463.03	4.72

94	Dec25,2012	73,967.37	17,166,852.84	4.98	75,002.98	17,294,722.77	5.01
95	Jan25,2013	69,640.18	16,527,189.21	4.87	70,593.81	16,652,155.50	4.90
96	Feb25,2013	69,140.12	15,911,843.13	5.02	69,563.89	16,033,800.03	5.01
97	Mar25,2013	70,530.73	15,319,750.59	5.32	71,486.30	15,438,732.24	5.35
98	Apr25,2013	67,224.16	14,750,003.87	5.27	67,609.84	14,866,063.65	5.26
99	May25,2013	66,600.92	14,201,748.67	5.42	67,124.71	14,314,940.04	5.42
100	Jun25,2013	62,444.96	13,674,163.71	5.28	62,222.00	13,784,540.11	5.22
101	Jul25,2013	65,258.23	13,166,459.40	5.73	66,008.48	13,274,074.20	5.75
102	Aug25,2013	62,327.08	12,677,949.17	5.68	61,974.30	12,782,783.09	5.60
103	Sep25,2013	59,061.64	12,207,835.31	5.59	57,985.59	12,309,936.76	5.44
104	Oct25,2013	61,636.76	11,755,405.69	6.06	61,603.67	11,854,833.32	6.01
105	Nov25,2013	59,439.30	11,319,986.03	6.07	58,545.91	11,416,797.86	5.93
106	Dec25,2013	60,432.13	10,900,928.07	6.41	59,480.89	10,995,181.45	6.25
107	Jan25,2014	59,068.06	10,497,608.54	6.50	57,385.44	10,589,360.12	6.26
108	Feb25,2014	59,162.90	10,109,455.37	6.76	56,988.82	10,198,733.87	6.46
109	Mar25,2014	60,118.07	9,735,866.77	7.14	58,025.94	9,822,725.76	6.83
110	Apr25,2014	58,935.73	9,376,284.91	7.26	56,236.08	9,460,781.01	6.87
111	May25,2014	58,936.31	9,030,177.22	7.54	56,077.49	9,112,366.16	7.11
112	Jun25,2014	57,685.15	8,697,031.62	7.67	53,983.32	8,776,968.20	7.11
113	Jul25,2014	58,716.05	8,376,355.72	8.10	55,597.05	8,454,093.82	7.60
114	Aug25,2014	57,894.06	8,067,692.60	8.29	53,947.58	8,143,268.64	7.66
115	Sep25,2014	57,181.17	7,770,571.83	8.51	52,444.47	7,844,036.45	7.73
116	Oct25,2014	57,797.83	7,484,552.87	8.93	53,778.51	7,555,958.54	8.23
117	Nov25,2014	57,281.20	7,209,214.83	9.18	52,676.83	7,278,613.01	8.37
118	Dec25,2014	57,308.65	6,944,152.96	9.54	52,945.02	7,011,594.11	8.73
119	Jan25,2015	57,027.78	6,688,978.06	9.85	52,238.07	6,754,511.63	8.94
120	Feb25,2015	56,997.14	6,443,330.79	10.23	52,153.30	6,506,990.28	9.27
121	Mar25,2015	55,569.36	6,206,837.25	10.35	52,596.57	6,268,669.14	9.70
122	Apr25,2015	53,470.53	5,979,149.09	10.34	52,332.98	6,039,201.09	10.02
123	May25,2015	51,451.75	5,759,933.50	10.33	52,451.65	5,818,252.29	10.42
124	Jun25,2015	49,509.93	5,548,870.40	10.31	52,398.22	5,605,501.62	10.81
125	Jul25,2015	47,642.10	5,345,651.98	10.30	52,576.86	5,400,640.26	11.26
126	Aug25,2015	45,845.17	5,149,982.15	10.29	50,652.55	5,203,371.16	11.25
127	Sep25,2015	44,113.98	4,961,575.75	10.28	48,736.25	5,013,408.61	11.24
128	Oct25,2015	42,451.63	4,780,159.47	10.27	46,893.06	4,830,477.80	11.22

129	Nov25,2015	40,852.53	4,605,469.92	10.26	45,120.18	4,654,314.40	11.21
130	Dec25,2015	39,314.24	4,437,253.79	10.24	43,414.90	4,484,664.16	11.19
131	Jan25,2016	37,834.44	4,275,267.44	10.23	41,774.61	4,321,282.49	11.18
132	Feb25,2016	36,343.71	4,119,265.39	10.20	40,196.82	4,163,934.14	11.16
133	Mar25,2016	34,967.57	3,969,032.63	10.19	38,679.12	4,012,392.80	11.15
134	Apr25,2016	33,652.96	3,824,354.00	10.17	37,219.21	3,866,440.78	11.13
135	May25,2016	32,388.23	3,685,020.88	10.16	35,814.85	3,725,868.65	11.12
136	Jun25,2016	31,171.48	3,550,832.62	10.15	34,463.93	3,590,474.97	11.10
137	Jul25,2016	30,000.88	3,421,596.20	10.14	33,164.38	3,460,065.93	11.08
138	Aug25,2016	28,930.03	3,297,135.46	10.15	31,914.23	3,334,455.08	11.07
139	Sep25,2016	27,857.19	3,177,263.82	10.14	30,711.59	3,213,463.05	11.05
140	Oct25,2016	26,812.08	3,061,807.09	10.13	29,554.64	3,096,917.28	11.04
141	Nov25,2016	25,806.54	2,950,600.05	10.11	28,441.62	2,984,651.76	11.02
142	Dec25,2016	24,839.05	2,843,483.72	10.10	27,370.84	2,876,506.76	11.00
143	Jan25,2017	23,908.16	2,740,305.20	10.09	26,340.70	2,772,328.59	10.99
144	Feb25,2017	23,181.00	2,640,947.00	10.15	25,349.62	2,671,969.41	10.97
145	Mar25,2017	22,338.61	2,545,240.36	10.15	24,396.13	2,575,286.95	10.96
146	Apr25,2017	21,501.98	2,453,044.21	10.14	23,478.77	2,482,144.33	10.94
147	May25,2017	20,696.96	2,364,227.68	10.12	22,596.16	2,392,409.85	10.92
148	Jun25,2017	19,922.32	2,278,664.87	10.11	21,746.98	2,305,956.78	10.91
149	Jul25,2017	19,176.92	2,196,234.62	10.10	20,929.95	2,222,663.19	10.89
150	Aug25,2017	18,541.02	2,116,835.02	10.13	20,143.83	2,142,411.72	10.88
151	Sep25,2017	17,856.77	2,040,339.81	10.12	19,387.45	2,065,089.47	10.86
152	Oct25,2017	17,189.13	1,966,639.34	10.11	18,659.66	1,990,587.79	10.84
153	Nov25,2017	16,546.65	1,895,629.82	10.10	17,959.39	1,918,802.13	10.83
154	Dec25,2017	15,928.37	1,827,211.38	10.08	17,285.57	1,849,631.85	10.81
155	Jan25,2018	15,333.36	1,761,287.94	10.07	16,637.20	1,782,980.14	10.79
156	Feb25,2018	14,738.12	1,697,762.81	10.04	16,013.30	1,718,753.80	10.78
157	Mar25,2018	14,183.39	1,636,550.66	10.02	15,412.95	1,656,863.15	10.76
158	Apr25,2018	13,654.06	1,577,566.78	10.01	14,835.25	1,597,221.88	10.74
159	May25,2018	13,144.62	1,520,728.71	10.00	14,279.33	1,539,746.93	10.73
160	Jun25,2018	12,654.31	1,465,957.12	9.99	13,744.36	1,484,358.34	10.71
161	Jul25,2018	12,182.42	1,413,175.67	9.97	13,229.55	1,430,979.16	10.70
162	Aug25,2018	11,709.04	1,362,307.16	9.94	12,734.13	1,379,535.33	10.68
163	Sep25,2018	11,270.49	1,313,284.43	9.93	12,257.36	1,329,955.56	10.66

164	Oct25,2018	10,850.54	1,266,039.84	9.91	11,798.53	1,282,171.24	10.65
165	Nov25,2018	10,446.33	1,220,507.88	9.90	11,356.96	1,236,116.31	10.63
166	Dec25,2018	10,057.25	1,176,625.44	9.89	10,932.00	1,191,727.21	10.61
167	Jan25,2019	9,682.75	1,134,331.84	9.88	10,523.01	1,148,942.72	10.60
168	Feb25,2019	9,327.79	1,093,569.71	9.87	10,129.39	1,107,703.95	10.58
169	Mar25,2019	8,981.65	1,054,281.85	9.86	9,750.55	1,067,954.16	10.56
170	Apr25,2019	8,647.38	1,016,413.87	9.84	9,385.93	1,029,638.79	10.55
171	May25,2019	8,325.60	979,913.65	9.83	9,035.00	992,705.25	10.53
172	Jun25,2019	8,015.85	944,730.85	9.82	8,697.23	957,102.79	10.51
173	Jul25,2019	7,717.66	910,817.31	9.80	8,372.13	922,782.83	10.50
174	Aug25,2019	7,433.55	878,127.25	9.79	8,059.22	889,698.58	10.48
175	Sep25,2019	7,157.31	846,615.41	9.78	7,758.03	857,805.02	10.46
176	Oct25,2019	6,891.16	816,238.79	9.77	7,468.13	827,058.78	10.45
177	Nov25,2019	6,634.93	787,354.56	9.75	7,189.08	797,816.69	10.43
178	Dec25,2019	6,390.78	759,505.77	9.74	6,923.00	769,621.44	10.41
179	Jan25,2020	6,155.70	732,654.58	9.73	6,666.85	742,434.82	10.40
180	Feb25,2020	5,924.87	706,763.59	9.70	6,420.26	716,220.07	10.38
181	Mar25,2020	5,706.32	681,798.59	9.69	6,182.88	690,941.78	10.36
182	Apr25,2020	5,496.67	657,725.99	9.67	5,954.34	666,565.85	10.34
183	May25,2020	5,294.80	634,513.26	9.66	5,734.32	643,059.46	10.32
184	Jun25,2020	5,100.41	612,129.09	9.65	5,522.50	620,391.01	10.31
185	Jul25,2020	4,913.22	590,543.34	9.63	5,318.57	598,530.05	10.29
186	Aug25,2020	4,727.99	569,725.87	9.61	5,122.22	577,447.28	10.27
187	Sep25,2020	4,553.86	549,649.76	9.59	4,933.18	557,114.48	10.25
188	Oct25,2020	4,386.91	530,288.26	9.58	4,751.17	537,504.47	10.23
189	Nov25,2020	4,226.14	511,615.44	9.56	4,575.92	518,591.07	10.22
190	Dec25,2020	4,071.31	493,606.35	9.55	4,407.18	500,349.09	10.20
191	Jan25,2021	3,922.19	476,236.94	9.54	4,244.70	482,754.23	10.18
192	Feb25,2021	3,774.90	459,483.22	9.51	4,088.26	465,783.13	10.16
193	Mar25,2021	3,636.19	443,323.68	9.50	3,937.61	449,413.27	10.14
194	Apr25,2021	3,503.14	427,736.98	9.48	3,792.55	433,622.95	10.13
195	May25,2021	3,374.98	412,702.42	9.47	3,652.87	418,391.29	10.11
196	Jun25,2021	3,251.55	398,200.10	9.45	3,518.35	403,698.17	10.09
197	Jul25,2021	3,132.66	384,210.81	9.44	3,388.82	389,524.21	10.07
198	Aug25,2021	3,015.58	370,715.48	9.42	3,264.08	375,850.73	10.06

199	Sep25,2021	2,905.00	357,696.87	9.40	3,143.95	362,659.75	10.04
200	Oct25,2021	2,798.86	345,137.91	9.39	3,028.26	349,933.96	10.02
201	Nov25,2021	2,696.62	333,022.10	9.38	2,916.85	337,656.65	10.00
202	Dec25,2021	2,598.13	321,333.51	9.36	2,809.55	325,811.76	9.98
203	Jan25,2022	2,503.25	310,056.83	9.35	2,706.22	314,383.79	9.97
204	Feb25,2022	2,410.16	299,176.85	9.33	2,606.69	303,357.83	9.95
205	Mar25,2022	2,321.94	288,679.76	9.31	2,510.83	292,719.49	9.93
206	Apr25,2022	2,237.19	278,551.89	9.30	2,418.51	282,454.92	9.91
207	May25,2022	2,155.54	268,780.05	9.29	2,329.59	272,550.77	9.90
208	Jun25,2022	2,076.88	259,351.50	9.27	2,243.95	262,994.19	9.88
209	Jul25,2022	2,001.10	250,253.99	9.26	2,161.45	253,772.78	9.86
210	Aug25,2022	1,927.09	241,475.46	9.24	2,081.99	244,874.61	9.84
211	Sep25,2022	1,856.65	233,004.76	9.23	2,005.46	236,288.17	9.83
212	Oct25,2022	1,788.92	224,830.95	9.21	1,931.74	228,002.36	9.81
213	Nov25,2022	1,723.65	216,943.46	9.20	1,860.72	220,006.51	9.79
214	Dec25,2022	1,660.77	209,332.12	9.19	1,792.32	212,290.31	9.78
215	Jan25,2023	1,600.19	201,987.10	9.17	1,726.43	204,843.85	9.76
216	Feb25,2023	1,541.32	194,898.82	9.16	1,662.95	197,657.56	9.74
217	Mar25,2023	1,485.02	188,058.29	9.14	1,601.80	190,722.22	9.72
218	Apr25,2023	1,430.84	181,456.74	9.13	1,542.90	184,028.94	9.71
219	May25,2023	1,378.63	175,085.69	9.12	1,486.15	177,569.17	9.69
220	Jun25,2023	1,328.32	168,936.99	9.10	1,431.49	171,334.64	9.67
221	Jul25,2023	1,279.83	163,002.78	9.09	1,378.82	165,317.41	9.66
222	Aug25,2023	1,233.01	157,275.43	9.08	1,328.09	159,509.80	9.64
223	Sep25,2023	1,187.98	151,747.68	9.06	1,279.21	153,904.42	9.62
224	Oct25,2023	1,144.60	146,412.48	9.05	1,232.12	148,494.15	9.61
225	Nov25,2023	1,102.79	141,263.04	9.04	1,186.75	143,272.10	9.59
226	Dec25,2023	1,062.50	136,292.81	9.03	1,143.04	138,231.67	9.57
227	Jan25,2024	1,023.66	131,495.48	9.01	1,100.93	133,366.46	9.56
228	Feb25,2024	986.37	126,865.01	9.00	1,060.35	128,670.31	9.54
229	Mar25,2024	950.32	122,395.50	8.99	1,021.26	124,137.30	9.52
230	Apr25,2024	915.56	118,081.28	8.98	983.59	119,761.69	9.51
231	May25,2024	882.05	113,916.91	8.96	947.3	115,537.97	9.49
232	Jun25,2024	849.76	109,897.13	8.95	912.34	111,460.82	9.48
233	Jul25,2024	818.63	106,016.86	8.94	878.64	107,525.11	9.46

234	Aug25,2024	789.01	102,271.34	8.93	846.18	103,725.88	9.44
235	Sep25,2024	760.13	98,655.74	8.92	814.9	100,058.38	9.43
236	Oct25,2024	732.24	95,165.51	8.91	784.76	96,517.98	9.41
237	Nov25,2024	705.37	91,796.27	8.89	755.72	93,100.27	9.40
238	Dec25,2024	679.46	88,543.79	8.88	727.74	89,800.96	9.38
239	Jan25,2025	654.49	85,403.99	8.87	700.78	86,615.92	9.36
240	Feb25,2025	630.27	82,372.91	8.86	674.79	83,541.16	9.35
241	Mar25,2025	607.04	79,446.79	8.84	649.76	80,572.87	9.33
242	Apr25,2025	584.69	76,621.99	8.83	625.63	77,707.31	9.32
243	May25,2025	563.14	73,894.97	8.82	602.39	74,940.94	9.30
244	Jun25,2025	542.37	71,262.35	8.81	579.98	72,270.30	9.29
245	Jul25,2025	522.35	68,720.83	8.80	558.4	69,692.06	9.27
246	Aug25,2025	502.75	66,267.17	8.78	537.6	67,203.02	9.26
247	Sep25,2025	484.11	63,898.40	8.77	517.55	64,800.09	9.24
248	Oct25,2025	466.19	61,611.58	8.75	498.24	62,480.29	9.23
249	Nov25,2025	448.92	59,403.88	8.74	479.62	60,240.72	9.21
250	Dec25,2025	432.27	57,272.55	8.73	461.69	58,078.63	9.20
251	Jan25,2026	416.22	55,214.95	8.72	444.4	55,991.32	9.18
252	Feb25,2026	400.51	53,228.46	8.70	427.74	53,976.22	9.17
253	Mar25,2026	385.57	51,310.69	8.69	411.69	52,030.82	9.15
254	Apr25,2026	371.20	49,459.27	8.68	396.23	50,152.73	9.14
255	May25,2026	357.36	47,671.90	8.67	381.32	48,339.61	9.12
256	Jun25,2026	344.01	45,946.38	8.66	366.96	46,589.23	9.11
257	Jul25,2026	331.14	44,280.58	8.65	353.12	44,899.42	9.10
258	Aug25,2026	318.55	42,672.38	8.63	339.78	43,268.11	9.08
259	Sep25,2026	306.57	41,119.84	8.62	326.93	41,693.26	9.07
260	Oct25,2026	295.05	39,621.05	8.61	314.54	40,172.95	9.05
261	Nov25,2026	283.95	38,174.17	8.60	302.6	38,705.28	9.04
262	Dec25,2026	273.24	36,777.42	8.59	291.1	37,288.47	9.03
263	Jan25,2027	262.93	35,429.06	8.58	280.02	35,920.75	9.01
264	Feb25,2027	252.84	34,127.38	8.56	269.34	34,600.43	9.00
265	Mar25,2027	243.24	32,870.84	8.55	259.05	33,325.90	8.98
266	Apr25,2027	234.00	31,657.87	8.54	249.13	32,095.58	8.97
267	May25,2027	225.10	30,486.99	8.53	239.58	30,907.96	8.96
268	Jun25,2027	216.52	29,356.75	8.52	230.37	29,761.56	8.94

269	Jul25,2027	208.25	28,265.76	8.51	221.5	28,654.98	8.93
270	Aug25,2027	200.17	27,212.64	8.50	212.95	27,586.86	8.92
271	Sep25,2027	192.47	26,196.12	8.49	204.71	26,555.87	8.90
272	Oct25,2027	185.07	25,214.96	8.48	196.78	25,560.74	8.89
273	Nov25,2027	177.94	24,267.93	8.47	189.13	24,600.25	8.88
274	Dec25,2027	171.06	23,353.88	8.46	181.76	23,673.21	8.87
275	Jan25,2028	164.43	22,471.68	8.45	174.66	22,778.48	8.85
276	Feb25,2028	157.96	21,620.21	8.44	167.82	21,914.95	8.84
277	Mar25,2028	151.80	20,798.43	8.43	161.23	21,081.55	8.83
278	Apr25,2028	145.87	20,005.35	8.42	154.89	20,277.27	8.82
279	May25,2028	140.16	19,239.99	8.41	148.77	19,501.09	8.80
280	Jun25,2028	134.65	18,501.38	8.40	142.88	18,752.07	8.79
281	Jul25,2028	129.34	17,788.63	8.39	137.2	18,029.26	8.78
282	Aug25,2028	124.16	17,100.82	8.38	131.73	17,331.79	8.77
283	Sep25,2028	119.23	16,437.12	8.37	126.46	16,658.78	8.76
284	Oct25,2028	114.48	15,796.72	8.36	121.39	16,009.40	8.74
285	Nov25,2028	109.91	15,178.82	8.35	116.5	15,382.85	8.73
286	Dec25,2028	105.50	14,582.64	8.34	111.79	14,778.33	8.72
287	Jan25,2029	101.25	14,007.46	8.33	107.26	14,195.11	8.71
288	Feb25,2029	97.12	13,452.53	8.32	102.89	13,632.46	8.70
289	Mar25,2029	93.17	12,917.18	8.31	98.68	13,089.66	8.69
290	Apr25,2029	89.37	12,400.75	8.30	94.63	12,566.06	8.68
291	May25,2029	85.71	11,902.58	8.29	90.73	12,060.98	8.66
292	Jun25,2029	82.19	11,422.06	8.29	86.97	11,573.81	8.65
293	Jul25,2029	78.80	10,958.58	8.28	83.36	11,103.92	8.64
294	Aug25,2029	75.50	10,511.56	8.27	79.87	10,650.73	8.63
295	Sep25,2029	72.34	10,080.43	8.26	76.52	10,213.67	8.62
296	Oct25,2029	69.31	9,664.66	8.25	73.29	9,792.19	8.61
297	Nov25,2029	66.39	9,263.73	8.24	70.18	9,385.76	8.60
298	Dec25,2029	63.58	8,877.13	8.24	67.18	8,993.86	8.59
299	Jan25,2030	60.87	8,504.36	8.23	64.3	8,616.00	8.58
300	Feb25,2030	58.24	8,144.96	8.22	61.53	8,251.70	8.57
301	Mar25,2030	55.72	7,798.46	8.21	58.86	7,900.50	8.56
302	Apr25,2030	53.30	7,464.44	8.20	56.29	7,561.94	8.55
303	May25,2030	50.98	7,142.46	8.20	53.81	7,235.60	8.54

304	Jun25,2030	48.74	6,832.11	8.19	51.43	6,921.06	8.53
305	Jul25,2030	46.58	6,533.00	8.18	49.14	6,617.91	8.52
306	Aug25,2030	44.49	6,244.74	8.17	46.93	6,325.77	8.51
307	Sep25,2030	42.49	5,966.95	8.16	44.81	6,044.26	8.50
308	Oct25,2030	40.56	5,699.29	8.16	42.77	5,773.01	8.49
309	Nov25,2030	38.71	5,441.41	8.15	40.81	5,511.68	8.48
310	Dec25,2030	36.93	5,192.96	8.14	38.92	5,259.92	8.47
311	Jan25,2031	35.22	4,953.63	8.14	37.1	5,017.41	8.46
312	Feb25,2031	33.56	4,723.11	8.13	35.36	4,783.83	8.46
313	Mar25,2031	31.97	4,501.09	8.12	33.67	4,558.88	8.45
314	Apr25,2031	30.44	4,287.28	8.12	32.06	4,342.24	8.44
315	May25,2031	28.97	4,081.40	8.11	30.5	4,133.66	8.43
316	Jun25,2031	27.56	3,883.17	8.10	29.01	3,932.83	8.42
317	Jul25,2031	26.20	3,692.35	8.10	27.57	3,739.51	8.41
318	Aug25,2031	24.89	3,508.66	8.09	26.19	3,553.42	8.40
319	Sep25,2031	23.64	3,331.86	8.09	24.87	3,374.33	8.40
320	Oct25,2031	22.43	3,161.72	8.08	23.59	3,201.98	8.39
321	Nov25,2031	21.27	2,998.01	8.07	22.37	3,036.15	8.38
322	Dec25,2031	20.16	2,840.51	8.07	21.19	2,876.61	8.38
323	Jan25,2032	19.08	2,688.99	8.06	20.06	2,723.15	8.37
324	Feb25,2032	18.05	2,543.26	8.06	18.97	2,575.55	8.36
325	Mar25,2032	17.06	2,403.11	8.05	17.93	2,433.62	8.35
326	Apr25,2032	16.11	2,268.36	8.04	16.93	2,297.14	8.35
327	May25,2032	15.20	2,138.81	8.04	15.97	2,165.95	8.34
328	Jun25,2032	14.32	2,014.28	8.03	15.04	2,039.84	8.33
329	Jul25,2032	13.48	1,894.60	8.03	14.16	1,918.66	8.33
330	Aug25,2032	12.67	1,779.60	8.02	13.31	1,802.21	8.32
331	Sep25,2032	11.90	1,669.12	8.02	12.49	1,690.35	8.32
332	Oct25,2032	11.15	1,563.00	8.02	11.71	1,582.90	8.31
333	Nov25,2032	10.44	1,461.08	8.02	10.96	1,479.72	8.31
334	Dec25,2032	9.75	1,363.23	8.01	10.24	1,380.65	8.30
335	Jan25,2033	9.10	1,269.29	8.01	9.55	1,285.56	8.30
336	Feb25,2033	8.47	1,179.14	8.01	8.89	1,194.30	8.30
337	Mar25,2033	7.86	1,092.63	8.00	8.25	1,106.73	8.29
338	Apr25,2033	7.28	1,009.65	8.00	7.64	1,022.73	8.28

339	May25,2033	6.73	930.06	8.00	7.06	942.18	8.28
340	Jun25,2033	6.20	853.75	8.00	6.51	864.94	8.29
341	Jul25,2033	5.69	780.59	8.00	5.97	790.91	8.28
342	Aug25,2033	5.20	710.49	7.99	5.46	719.96	8.28
343	Sep25,2033	4.73	643.33	7.99	4.97	652	8.28
344	Oct25,2033	4.29	579.00	8.00	4.51	586.91	8.30
345	Nov25,2033	3.86	517.41	8.00	4.06	524.59	8.30
346	Dec25,2033	3.45	458.45	8.00	3.63	464.94	8.30
347	Jan25,2034	3.06	402.04	8.01	3.22	407.87	8.31
348	Feb25,2034	2.69	348.09	8.03	2.83	353.28	8.33
349	Mar25,2034	2.33	296.49	8.03	2.46	301.09	8.36
350	Apr25,2034	1.99	247.18	8.05	2.1	251.2	8.37
351	May25,2034	1.66	200.05	8.06	1.76	203.54	8.41
352	Jun25,2034	1.35	155.04	8.10	1.44	158.01	8.49
353	Jul25,2034	1.06	112.07	8.20	1.13	114.55	8.58
354	Aug25,2034	0.77	71.08	8.24	0.83	73.09	8.69
355	Sep25,2034	0.51	32.00	8.61	0.55	33.58	9.03
356	Oct25,2034	0.25	11.20	9.38	0.29	12.36	10.36
357	Nov25,2034	0.11	7.35	11.79	0.13	8.12	12.62
358	Dec25,2034	0.07	3.77	11.43	0.09	4.16	13.30
359	Jan25,2035	0.04	0.43	12.73	0.05	0.47	14.42
360	Feb25,2035	0.00	0.00	0.00	0	0	0.00

RASC 2005 KS-2 - EFFECTIVE CAPS

Prepay: Group 1 = 11.5 HEP, Group 2 = 150 *RFCPREPAY

LIBOR 20%

Period Total	*Date*	*#SUBWAC_ADJ*	*#SUB_EFFECTIVE_CAP*
0	Feb25,2005		
1	Mar25,2005	N/A	N/A
2	Apr25,2005	6.51	8.26
3	May25,2005	6.72	8.25
4	Jun25,2005	6.51	8.26
5	Jul25,2005	6.72	8.25
6	Aug25,2005	6.51	8.26
7	Sep25,2005	6.51	8.26
8	Oct25,2005	6.73	8.26
9	Nov25,2005	6.51	8.25
10	Dec25,2005	6.73	8.26
11	Jan25,2006	6.52	8.26
12	Feb25,2006	6.52	8.26
13	Mar25,2006	7.22	8.27
14	Apr25,2006	6.52	8.26
15	May25,2006	6.74	8.27
16	Jun25,2006	6.53	8.27
17	Jul25,2006	6.75	8.28
18	Aug25,2006	6.54	8.28
19	Sep25,2006	6.54	8.28
20	Oct25,2006	6.76	8.28
21	Nov25,2006	6.55	8.29
22	Dec25,2006	6.77	8.29
23	Jan25,2007	6.56	8.30
24	Feb25,2007	8.57	8.57
25	Mar25,2007	9.46	9.46
26	Apr25,2007	8.52	8.52
27	May25,2007	8.77	8.77
28	Jun25,2007	8.49	8.49
29	Jul25,2007	8.75	8.75
30	Aug25,2007	9.17	9.17
31	Sep25,2007	9.14	9.14
32	Oct25,2007	9.42	9.42
33	Nov25,2007	9.09	9.09
34	Dec25,2007	9.37	9.37
35	Jan25,2008	9.03	9.03
36	Feb25,2008	9.69	9.69
37	Mar25,2008	10.60	10.60

38	Apr25,2008	9.87	9.87
39	May25,2008	10.15	10.15
40	Jun25,2008	9.77	9.77
41	Jul25,2008	10.05	10.05
42	Aug25,2008	10.22	10.22
43	Sep25,2008	10.25	10.25
44	Oct25,2008	10.52	10.52
45	Nov25,2008	10.12	10.12
46	Dec25,2008	10.39	10.39
47	Jan25,2009	9.99	9.99
48	Feb25,2009	9.94	9.94
49	Mar25,2009	11.01	11.01
50	Apr25,2009	9.88	9.88
51	May25,2009	10.14	10.14
52	Jun25,2009	9.75	9.75
53	Jul25,2009	10.00	10.00
54	Aug25,2009	9.62	9.62
55	Sep25,2009	9.62	9.62
56	Oct25,2009	9.87	9.87
57	Nov25,2009	9.48	9.48
58	Dec25,2009	9.73	9.73
59	Jan25,2010	9.35	9.35
60	Feb25,2010	9.28	9.28
61	Mar25,2010	10.21	10.21
62	Apr25,2010	9.16	9.16
63	May25,2010	9.40	9.40
64	Jun25,2010	9.03	9.03
65	Jul25,2010	9.27	9.27
66	Aug25,2010	8.91	8.91
67	Sep25,2010	8.85	8.85
68	Oct25,2010	9.09	9.09
69	Nov25,2010	8.74	8.74
70	Dec25,2010	8.97	8.97
71	Jan25,2011	8.63	8.63
72	Feb25,2011	8.58	8.58
73	Mar25,2011	9.44	9.44
74	Apr25,2011	8.48	8.48
75	May25,2011	8.71	8.71
76	Jun25,2011	8.38	8.38
77	Jul25,2011	8.61	8.61
78	Aug25,2011	8.29	8.29
79	Sep25,2011	8.25	8.25
80	Oct25,2011	8.48	8.48
81	Nov25,2011	8.16	8.16
82	Dec25,2011	8.39	8.39
83	Jan25,2012	8.09	8.09
84	Feb25,2012	8.05	8.05
85	Mar25,2012	8.57	8.57
86	Apr25,2012	7.98	7.98

87	May25,2012	8.21	8.21
88	Jun25,2012	7.91	7.91
89	Jul25,2012	8.15	8.15
90	Aug25,2012	7.85	7.85
91	Sep25,2012	7.82	7.82
92	Oct25,2012	8.06	8.06
93	Nov25,2012	7.77	7.77
94	Dec25,2012	8.00	8.00
95	Jan25,2013	7.72	7.72
96	Feb25,2013	7.70	7.70
97	Mar25,2013	8.50	8.50
98	Apr25,2013	7.65	7.65
99	May25,2013	7.89	7.89
100	Jun25,2013	7.61	7.61
101	Jul25,2013	7.85	7.85
102	Aug25,2013	7.58	7.58
103	Sep25,2013	7.56	7.56
104	Oct25,2013	7.79	7.79
105	Nov25,2013	7.53	7.53
106	Dec25,2013	7.76	7.76
107	Jan25,2014	7.50	7.50
108	Feb25,2014	7.48	7.48
109	Mar25,2014	8.27	8.27
110	Apr25,2014	7.46	7.46
111	May25,2014	7.69	7.69
112	Jun25,2014	7.43	7.43
113	Jul25,2014	7.67	7.67
114	Aug25,2014	7.41	7.41
115	Sep25,2014	7.40	7.40
116	Oct25,2014	7.64	7.64
117	Nov25,2014	7.38	7.38
118	Dec25,2014	7.62	7.62
119	Jan25,2015	7.37	7.37
120	Feb25,2015	7.36	7.36
121	Mar25,2015	8.14	8.14
122	Apr25,2015	7.34	7.34
123	May25,2015	7.58	7.58
124	Jun25,2015	7.33	7.33
125	Jul25,2015	7.57	7.57
126	Aug25,2015	7.32	7.32
127	Sep25,2015	7.31	7.31
128	Oct25,2015	7.55	7.55
129	Nov25,2015	7.30	7.30
130	Dec25,2015	7.54	7.54
131	Jan25,2016	7.29	7.29
132	Feb25,2016	7.29	7.29
133	Mar25,2016	7.79	7.79
134	Apr25,2016	7.28	7.28
135	May25,2016	7.52	7.52

136	Jun25,2016	7.27	7.27
137	Jul25,2016	7.51	7.51
138	Aug25,2016	7.26	7.26
139	Sep25,2016	7.26	7.26
140	Oct25,2016	7.50	7.50
141	Nov25,2016	7.26	7.26
142	Dec25,2016	7.49	7.49
143	Jan25,2017	7.25	7.25
144	Feb25,2017	7.25	7.25
145	Mar25,2017	8.02	8.02
146	Apr25,2017	7.24	7.24
147	May25,2017	7.48	7.48
148	Jun25,2017	7.24	7.24
149	Jul25,2017	7.48	7.48
150	Aug25,2017	7.23	7.23
151	Sep25,2017	7.23	7.23
152	Oct25,2017	7.47	7.47
153	Nov25,2017	7.23	7.23
154	Dec25,2017	7.47	7.47
155	Jan25,2018	7.23	7.23
156	Feb25,2018	7.22	7.22
157	Mar25,2018	8.00	8.00
158	Apr25,2018	7.22	7.22
159	May25,2018	7.46	7.46
160	Jun25,2018	7.22	7.22
161	Jul25,2018	7.46	7.46
162	Aug25,2018	7.22	7.22
163	Sep25,2018	7.22	7.22
164	Oct25,2018	7.46	7.46
165	Nov25,2018	7.21	7.21
166	Dec25,2018	7.45	7.45
167	Jan25,2019	7.21	7.21
168	Feb25,2019	7.21	7.21
169	Mar25,2019	7.98	7.98
170	Apr25,2019	7.21	7.21
171	May25,2019	7.45	7.45
172	Jun25,2019	7.21	7.21
173	Jul25,2019	7.45	7.45
174	Aug25,2019	7.21	7.21
175	Sep25,2019	7.21	7.21
176	Oct25,2019	7.45	7.45
177	Nov25,2019	7.20	7.20
178	Dec25,2019	7.44	7.44
179	Jan25,2020	7.20	7.20
180	Feb25,2020	7.20	7.20
181	Mar25,2020	7.70	7.70
182	Apr25,2020	7.20	7.20
183	May25,2020	7.44	7.44
184	Jun25,2020	7.20	7.20

185	Jul25,2020	7.44	7.44
186	Aug25,2020	7.20	7.20
187	Sep25,2020	7.20	7.20
188	Oct25,2020	7.44	7.44
189	Nov25,2020	7.20	7.20
190	Dec25,2020	7.44	7.44
191	Jan25,2021	7.20	7.20
192	Feb25,2021	7.20	7.20
193	Mar25,2021	7.97	7.97
194	Apr25,2021	7.20	7.20
195	May25,2021	7.44	7.44
196	Jun25,2021	7.20	7.20
197	Jul25,2021	7.44	7.44
198	Aug25,2021	7.20	7.20
199	Sep25,2021	7.20	7.20
200	Oct25,2021	7.44	7.44
201	Nov25,2021	7.20	7.20
202	Dec25,2021	7.44	7.44
203	Jan25,2022	7.20	7.20
204	Feb25,2022	7.20	7.20
205	Mar25,2022	7.97	7.97
206	Apr25,2022	7.20	7.20
207	May25,2022	7.44	7.44
208	Jun25,2022	7.20	7.20
209	Jul25,2022	7.44	7.44
210	Aug25,2022	7.20	7.20
211	Sep25,2022	7.20	7.20
212	Oct25,2022	7.44	7.44
213	Nov25,2022	7.20	7.20
214	Dec25,2022	7.44	7.44
215	Jan25,2023	7.20	7.20
216	Feb25,2023	7.20	7.20
217	Mar25,2023	7.97	7.97
218	Apr25,2023	7.20	7.20
219	May25,2023	7.44	7.44
220	Jun25,2023	7.20	7.20
221	Jul25,2023	7.44	7.44
222	Aug25,2023	7.20	7.20
223	Sep25,2023	7.20	7.20
224	Oct25,2023	7.44	7.44
225	Nov25,2023	7.20	7.20
226	Dec25,2023	7.44	7.44
227	Jan25,2024	7.20	7.20
228	Feb25,2024	7.20	7.20
229	Mar25,2024	7.69	7.69
230	Apr25,2024	7.20	7.20
231	May25,2024	7.44	7.44
232	Jun25,2024	7.20	7.20
233	Jul25,2024	7.44	7.44

234	Aug25,2024	7.20	7.20
235	Sep25,2024	7.20	7.20
236	Oct25,2024	7.44	7.44
237	Nov25,2024	7.20	7.20
238	Dec25,2024	7.44	7.44
239	Jan25,2025	7.20	7.20
240	Feb25,2025	7.20	7.20
241	Mar25,2025	7.97	7.97
242	Apr25,2025	7.20	7.20
243	May25,2025	7.44	7.44
244	Jun25,2025	7.20	7.20
245	Jul25,2025	7.44	7.44
246	Aug25,2025	7.20	7.20
247	Sep25,2025	7.20	7.20
248	Oct25,2025	7.44	7.44
249	Nov25,2025	7.20	7.20
250	Dec25,2025	7.44	7.44
251	Jan25,2026	7.20	7.20
252	Feb25,2026	7.20	7.20
253	Mar25,2026	7.97	7.97
254	Apr25,2026	7.20	7.20
255	May25,2026	7.44	7.44
256	Jun25,2026	7.20	7.20
257	Jul25,2026	7.44	7.44
258	Aug25,2026	7.20	7.20
259	Sep25,2026	7.20	7.20
260	Oct25,2026	7.44	7.44
261	Nov25,2026	7.20	7.20
262	Dec25,2026	7.44	7.44
263	Jan25,2027	7.20	7.20
264	Feb25,2027	7.20	7.20
265	Mar25,2027	7.97	7.97
266	Apr25,2027	7.20	7.20
267	May25,2027	7.43	7.43
268	Jun25,2027	7.20	7.20
269	Jul25,2027	7.43	7.43
270	Aug25,2027	7.20	7.20
271	Sep25,2027	7.20	7.20
272	Oct25,2027	7.43	7.43
273	Nov25,2027	7.20	7.20
274	Dec25,2027	7.43	7.43
275	Jan25,2028	7.20	7.20
276	Feb25,2028	7.20	7.20
277	Mar25,2028	7.69	7.69
278	Apr25,2028	7.20	7.20
279	May25,2028	7.43	7.43
280	Jun25,2028	7.20	7.20
281	Jul25,2028	7.43	7.43
282	Aug25,2028	7.20	7.20

283	Sep25,2028	7.20	7.20
284	Oct25,2028	7.43	7.43
285	Nov25,2028	7.20	7.20
286	Dec25,2028	7.43	7.43
287	Jan25,2029	7.20	7.20
288	Feb25,2029	7.20	7.20
289	Mar25,2029	7.97	7.97
290	Apr25,2029	7.20	7.20
291	May25,2029	7.43	7.43
292	Jun25,2029	7.20	7.20
293	Jul25,2029	7.43	7.43
294	Aug25,2029	7.20	7.20
295	Sep25,2029	7.20	7.20
296	Oct25,2029	7.43	7.43
297	Nov25,2029	7.20	7.20
298	Dec25,2029	7.43	7.43
299	Jan25,2030	7.20	7.20
300	Feb25,2030	7.20	7.20
301	Mar25,2030	7.97	7.97
302	Apr25,2030	7.20	7.20
303	May25,2030	7.43	7.43
304	Jun25,2030	7.19	7.19
305	Jul25,2030	7.43	7.43
306	Aug25,2030	7.19	7.19
307	Sep25,2030	7.19	7.19
308	Oct25,2030	7.43	7.43
309	Nov25,2030	7.19	7.19
310	Dec25,2030	7.43	7.43
311	Jan25,2031	7.19	7.19
312	Feb25,2031	7.19	7.19
313	Mar25,2031	7.97	7.97
314	Apr25,2031	7.19	7.19
315	May25,2031	7.43	7.43
316	Jun25,2031	7.19	7.19
317	Jul25,2031	7.43	7.43
318	Aug25,2031	7.19	7.19
319	Sep25,2031	7.19	7.19
320	Oct25,2031	7.43	7.43
321	Nov25,2031	7.19	7.19
322	Dec25,2031	7.43	7.43
323	Jan25,2032	7.19	7.19
324	Feb25,2032	7.19	7.19
325	Mar25,2032	7.69	7.69
326	Apr25,2032	7.19	7.19
327	May25,2032	7.43	7.43
328	Jun25,2032	7.19	7.19
329	Jul25,2032	7.43	7.43
330	Aug25,2032	7.19	7.19
331	Sep25,2032	7.19	7.19

332	Oct25,2032	7.43	7.43
333	Nov25,2032	7.19	7.19
334	Dec25,2032	7.43	7.43
335	Jan25,2033	7.19	7.19
336	Feb25,2033	7.19	7.19
337	Mar25,2033	7.97	7.97
338	Apr25,2033	7.19	7.19
339	May25,2033	7.43	7.43
340	Jun25,2033	7.19	7.19
341	Jul25,2033	7.43	7.43
342	Aug25,2033	7.19	7.19
343	Sep25,2033	7.19	7.19
344	Oct25,2033	7.43	7.43
345	Nov25,2033	7.19	7.19
346	Dec25,2033	7.43	7.43
347	Jan25,2034	7.19	7.19
348	Feb25,2034	7.19	7.19
349	Mar25,2034	7.96	7.96
350	Apr25,2034	7.19	7.19
351	May25,2034	7.43	7.43
352	Jun25,2034	7.19	7.19
353	Jul25,2034	7.43	7.43
354	Aug25,2034	7.19	7.19
355	Sep25,2034	7.19	7.19
356	Oct25,2034	7.42	7.42
357	Nov25,2034	12.59	12.59
358	Dec25,2034	13.00	13.00
359	Jan25,2035	12.57	12.57
360	Feb25,2035	12.35	12.35

SUBJECT TO REVISION
COMPUTATIONAL MATERIALS DATED JANUARY 12, 2005

$543,400,000 (Approximate)

GMAC RFC

HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2005-KS2

RASC SERIES 2005-KS2 TRUST
Issuer

RESIDENTIAL ASSET SECURITIES CORPORATION
Depositor

RESIDENTIAL FUNDING CORPORATION
Master Servicer

FEBRUARY 14, 2005

CREDIT SUISSE | FIRST BOSTON

The information herein has been provided solely by Credit Suisse First Boston LLC ("CSFB") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. By entering into a transaction with CSFB, you acknowledge that you have read and understood the following terms: CSFB is acting solely as an arm's length contractual counterparty and not as your financial adviser or fiduciary unless it has agreed to so act in writing. Before entering into any transaction you should ensure that you fully understand its potential risks and rewards and independently determine that it is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. You should consult with such advisers, as you deem necessary to assist you in making these determinations. You should also understand that CSFB or its affiliates may provide banking, credit and other financial services to any company or issuer of securities or financial instruments referred to herein, underwrite, make a market in, have positions in, or otherwise buy and sell securities or financial instruments which may be identical or economically similar to any transaction entered into with you. If we make a market in any security or financial instrument, it should not be assumed that we will continue to do so. Any indicative terms provided to you are provided for your information and do not constitute an offer, a solicitation of an offer, or any advice or recommendation to conclude any transaction (whether on the indicative terms or otherwise). Any indicative price quotations, disclosure materials or analyses provided to you have been prepared on assumptions and parameters that reflect good faith determinations by us or that have been expressly specified by you and do not constitute advice by us. The assumptions and parameters used are not the only ones that might reasonably have been selected and therefore no guarantee is given as to the accuracy, completeness, or reasonableness of any such quotations, disclosure or analyses. No representation or warranty is made that any indicative performance or return indicated will be achieved in the future. None of the employees or agents of CSFB or its affiliates is authorized to amend or supplement the terms of this notice, other than in the form of a written instrument, duly executed by an appropriately authorized signatory and countersigned by you.

Attached is a term sheet describing the structure, collateral pool and certain aspects of the Certificates. The term sheet has been prepared by CSFB for informational purposes only and is subject to modification or change. The information and assumptions contained therein are preliminary and will be superseded by a prospectus and prospectus supplement and by any other additional information subsequently filed with the Securities and Exchange Commission or incorporated by reference in the Registration Statement.

Neither Credit Suisse First Boston LLC nor any of its respective affiliates makes any representation as to the accuracy or completeness of any of the information set forth in the attached Series Term Sheet.

A Registration Statement (including a prospectus) relating to the Certificates has been filed with the Securities and Exchange Commission and declared effective. The final Prospectus and Prospectus Supplement relating to the securities will be filed with the Securities and Exchange Commission after the securities have been priced and all of the terms and information are finalized. This communication is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Interested persons are referred to the final Prospectus and Prospectus Supplement to which the securities relate. Any investment decision should be based only upon the information in the final Prospectus and Prospectus Supplement as of their publication dates.

Breakeven CDR Table

The table below displays the Constant Default Rate ("CDR"), and the related cumulative collateral loss, when a writedown will occur for the first time for the referenced Class. Calculations are run to maturity at both static and forward LIBOR. Other assumptions incorporated include: (1) prepayment speed is 23% HEP for the Fixed Rate Loans and 100% PPC for the Adjustable Rate Loans 100% PPC (100% PPC assumes that prepayments start at 2% CPR in month one, increase by approximately 2.545% each month to 30% CPR in month twelve, and remain at 30% CPR through month 22, from month 23 to month 27, 50% CPR, and from month 28 and thereafter, 35% CPR), (2) 40% loss severity, (3) 12 month lag from default to loss, (4) triggers fail (i.e., no stepdown) and (5) no delinquencies:

		STATIC LIBOR		FORWARD LIBOR	
CLASS	RATING (M/S&P/F)	CDR BREAK	CUM LOSS(1)	CDR BREAK	CUM LOSS(1)
M-1	Aa2/AA/AA+	23.38%	18.32%	21.31%	17.19%
M-2	A2/A+/A+	15.95%	13.89%	14.11%	12.65%
M-3	A3/A/A	14.08%	12.62%	12.28%	11.33%
M-4	Baa1/A-/BBB+	12.13%	11.21%	10.39%	9.89%
M-5	Baa2/BBB+/BBB	11.01%	10.36%	9.31%	9.02%
M-6	Baa3/BBB/BBB-	10.01%	9.58%	8.34%	8.22%
B	Ba1/BBB-/BB+	8.91%	8.68%	7.28%	7.30%

(1) Expressed as a percentage of the aggregate stated principal balance of the Loans as of the Cut-Off Date

CSFB Contacts

	NAME	PHONE EXTENSION
Asset Finance:	Brendan J. Keane	(212) 325-6459
	John Herbert	(212) 325-2412
	Kenny Rosenberg	(212) 325-3587
	Ryan T. Stroker	(212) 325-0391
	Kashif Gilani – Collateral	(212) 325-8697
	David Steinberg – Collateral	(212) 325-2774
	David O'Brien – Structuring	(212) 538-3549
Asset Backed Syndication:	Tricia Hazelwood	(212) 325-8549
	Melissa Simmons	(212) 325-8549
	Jim Drvostep	(212) 325-8549

Rating Agency Contacts

	NAME	PHONE EXTENSION
Moody's:	Earl Bandy	(212) 553-7985
S&P:	Lacey Bigos	(212) 438-3126
Fitch:	Roeluf Slump	(212) 908-0705

SUBJECT TO REVISION
COMPUTATIONAL MATERIALS DATED FEBRUARY 14, 2005

$543,400,000 (Approximate)

GMAC RFC

HOME EQUITY MORTGAGE ASSET-BACKED PASS-THROUGH CERTIFICATES, SERIES 2005-KS2

RASC SERIES 2005-KS2 TRUST
Issuer

RESIDENTIAL ASSET SECURITIES CORPORATION
Depositor

RESIDENTIAL FUNDING CORPORATION
Master Servicer

FEBRUARY 14, 2005

CREDIT SUISSE | FIRST BOSTON

The information herein has been provided solely by Credit Suisse First Boston LLC ("CSFB") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. By entering into a transaction with CSFB, you acknowledge that you have read and understood the following terms: CSFB is acting solely as an arm's length contractual counterparty and not as your financial adviser or fiduciary unless it has agreed to so act in writing. Before entering into any transaction you should ensure that you fully understand its potential risks and rewards and independently determine that it is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. You should consult with such advisers, as you deem necessary to assist you in making these determinations. You should also understand that CSFB or its affiliates may provide banking, credit and other financial services to any company or issuer of securities or financial instruments referred to herein, underwrite, make a market in, have positions in, or otherwise buy and sell securities or financial instruments which may be identical or economically similar to any transaction entered into with you. If we make a market in any security or financial instrument, it should not be assumed that we will continue to do so. Any indicative terms provided to you are provided for your information and do not constitute an offer, a solicitation of an offer, or any advice or recommendation to conclude any transaction (whether on the indicative terms or otherwise). Any indicative price quotations, disclosure materials or analyses provided to you have been prepared on assumptions and parameters that reflect good faith determinations by us or that have been expressly specified by you and do not constitute advice by us. The assumptions and parameters used are not the only ones that might reasonably have been selected and therefore no guarantee is given as to the accuracy, completeness, or reasonableness of any such quotations, disclosure or analyses. No representation or warranty is made that any indicative performance or return indicated will be achieved in the future. None of the employees or agents of CSFB or its affiliates is authorized to amend or supplement the terms of this notice, other than in the form of a written instrument, duly executed by an appropriately authorized signatory and countersigned by you.

Attached is a term sheet describing the structure, collateral pool and certain aspects of the Certificates. The term sheet has been prepared by CSFB for informational purposes only and is subject to modification or change. The information and assumptions contained therein are preliminary and will be superseded by a prospectus and prospectus supplement and by any other additional information subsequently filed with the Securities and Exchange Commission or incorporated by reference in the Registration Statement.

Neither Credit Suisse First Boston LLC nor any of its respective affiliates makes any representation as to the accuracy or completeness of any of the information set forth in the attached Series Term Sheet.

A Registration Statement (including a prospectus) relating to the Certificates has been filed with the Securities and Exchange Commission and declared effective. The final Prospectus and Prospectus Supplement relating to the securities will be filed with the Securities and Exchange Commission after the securities have been priced and all of the terms and information are finalized. This communication is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Interested persons are referred to the final Prospectus and Prospectus Supplement to which the securities relate. Any investment decision should be based only upon the information in the final Prospectus and Prospectus Supplement as of their publication dates.

Excess Spread

PERIOD	FORWARD 1M LIBOR CURVE	FORWARD 6M LIBOR CURVE	STATIC LIBOR(1)	FORWARD LIBOR(1)	PERIOD	FORWARD 1M LIBOR CURVE	FORWARD 6M LIBOR CURVE	STATIC LIBOR(1)	FORWARD LIBOR(1)
1	2.5900	2.9930	4.0421	4.0421	37	4.5239	4.3188	6.0668	5.2987
2	2.8055	3.2180	3.7544	3.5344	38	4.1980	4.3541	5.8623	5.2729
3	2.9423	3.3064	3.8493	3.5013	39	4.2550	4.3444	5.9850	5.3903
4	3.1115	3.4199	3.7524	3.2201	40	4.2651	4.3568	5.8915	5.2307
5	3.0976	3.4886	3.8468	3.3455	41	4.2363	4.3912	5.9995	5.4195
6	3.3043	3.5852	3.7493	3.0204	42	4.2044	4.3817	5.9112	5.3746
7	3.9191	3.6408	3.7472	2.3958	43	4.7321	4.3942	5.9135	4.9488
8	3.3283	3.6541	3.8408	3.1121	44	4.1410	4.3860	6.0147	5.6945
9	3.6139	3.7238	3.7419	2.6992	45	4.3280	4.4210	5.9162	5.3547
10	3.5180	3.7580	3.8349	2.9195	46	4.4677	4.4344	6.0174	5.3739
11	3.6686	3.8136	3.7350	2.6380	47	4.1801	4.4262	5.9194	5.5027
12	3.6333	3.8423	3.7311	2.6701	48	4.2780	4.4619	5.9195	5.4677
13	3.9974	3.8747	4.0170	2.7228	49	4.6838	4.4758	6.2143	5.5647
14	3.7404	3.9088	3.7228	2.5552	50	4.3474	4.4908	5.9126	5.3955
15	3.8158	3.9374	3.8154	2.6100	51	4.4072	4.5276	6.0110	5.4905
16	3.8462	3.9638	3.7139	2.4416	52	4.4189	4.5198	5.9130	5.3208
17	3.8384	3.9880	3.8065	2.5805	53	4.3907	4.5347	6.0136	5.5075
18	3.8248	4.0105	3.7044	2.4551	54	4.3597	4.5727	5.9163	5.4631
19	4.1989	4.0316	3.6995	2.0769	55	4.7721	4.5653	5.9181	5.0599
20	3.9091	4.0540	3.7922	2.4999	56	4.5645	4.5819	6.0187	5.4321
21	3.9713	4.0740	3.6891	2.2960	57	4.3612	4.5756	5.9222	5.4748
22	3.9894	4.0938	3.7833	2.4152	58	4.5069	4.6147	6.0228	5.4905
23	3.9708	4.1130	3.6797	2.2900	59	4.6140	4.6316	5.9270	5.2250
24	3.9492	4.1313	5.6499	4.5705	60	4.3162	4.6258	5.9296	5.5630
25	4.3313	4.1487	5.9332	4.6387	61	4.8701	4.6657	6.2254	5.5366
26	4.0273	4.1668	5.6222	4.4654	62	4.5272	4.6839	5.9354	5.3680
27	4.0878	4.1826	5.7070	4.5388	63	4.5915	4.7246	6.0358	5.4681
28	4.1025	4.1979	5.6037	4.3740	64	4.6062	4.7193	5.9420	5.2949
29	4.0791	4.2125	5.6949	4.5380	65	4.5802	4.7373	6.0423	5.4845
30	4.0519	4.2265	5.6074	5.0481	66	4.5510	4.7788	5.9494	5.4655
31	4.4381	4.2400	5.5980	4.6515	67	4.9771	4.7737	5.9534	5.0592
32	4.1205	4.2545	5.6891	5.1109	68	4.7665	4.7930	6.0537	5.4372
33	4.1777	4.2677	5.5784	4.8938	69	4.5604	4.7885	5.9607	5.4783
34	4.1888	4.2808	5.6694	5.0258	70	4.7123	4.8303	6.0594	5.4945
35	4.1616	4.2937	5.5575	4.8901	71	4.8243	4.8487	5.9671	5.2246
36	4.1313	4.3064	5.5851	5.0259					

(1) Assumes the Pricing Prepayment Speed.

CSFB Contacts

	NAME	PHONE EXTENSION
Asset Finance:	Brendan J. Keane	(212) 325-6459
	John Herbert	(212) 325-2412
	Kenny Rosenberg	(212) 325-3587
	Ryan T. Stroker	(212) 325-0391
	Kashif Gilani – Collateral	(212) 325-8697
	David Steinberg – Collateral	(212) 325-2774
	David O'Brien – Structuring	(212) 538-3549
Asset Backed Syndication:	Tricia Hazelwood	(212) 325-8549
	Melissa Simmons	(212) 325-8549
	Jim Drvostep	(212) 325-8549

Rating Agency Contacts

	NAME	PHONE EXTENSION
Moody's:	Earl Bandy	(212) 553-7985
S&P:	Lacey Bigos	(212) 438-3126
Fitch:	Roeluf Slump	(212) 908-0705

All average are wtg averages.

	Originator/ Source 1	Originator/ Source 2	Originator/ Source 3	Aggregate
FICO avg				611
FICO < 560 %				17.28
CLTV avg				83.86
CLTV >80%				59.99
SS CLTV %				
Full Doc %				75.91
Loan Bal avg				142,969.31
DTI %				N/A
DTI >45%				N/A
Purch %				28.31
Cash Out %				65.42
Fxd %				8.83
3 yr ARM >= %				13.25
WAC avg				7.226
1st Lien %				100
MI %				0
CA %				12.15
Invt Prop %				3.96
IO %				[illegible]
2yr IO%				4.32%
IO non-Full Doc %				0.05
Multi-Fam %				4.32%
Prim Occ %				95.08

Originator/Source	WA LTV	WA CLTV	WA SS CLTV	FICO	WAC	% Bal.	Purch %	Invt Prop %	1st Lien %	% with S.2nds	CA%	Full Doc %	IO%	DTI%
Name 1														
Name 2														
Name 3														
Name 4														
Total:														

Full Documentation	81.54	83.94		606	7.203	75.91	23.24	3.52	100	12.72	12.32	100	9.68	
Non Full Doc	76.79	83.6		627	7.298	24.09	44.29	5.34	100	34.58	11.62	0	0.22	
Total	80.39	83.86		611	7.226	100	28.31	3.96	100	17.98	12.15	75.91	7.4	

2-yr IO	85.39	85.39		639	6.314	4.32	18.56	0	100	0	41.4	100	100	
Other IO	83.76	87.38		653	5.975	3.08	16.81	0	100	18.9	30.16	98.27	100	
Non-IO	80.05	83.67		608	7.31	92.6	29.15	4.28	100	18.79	10.19	74.04	0	
Total	80.39	83.86		611	7.226	100	28.31	3.96	100	17.98	12.15	75.91	7.4	

0-559	74.44	74.74		533	8.14	17.28	7.67	1.99	100	2.48	10.02	91.16	0	
560-599	80.16	80.96		580	7.548	20.39	19.65	2.86	100	4.78	8.1	84.21	0	
600-639	81.53	86.42		619	7.012	33.95	35.32	3.44	100	25.02	14.59	70.26	10.87	
640-679	82.08	88.51		656	6.743	21	40.87	5.49	100	32.58	14.29	61.7	13.25	
680>=	84.94	88.19		711	6.552	7.39	32.52	9.62	100	16.89	11.02	83.72	12.56	
Total	80.39	83.86		611	7.226	100	28.31	3.96	100	17.98	12.15	75.91	7.4	

<80,000	75.82	77.8		597	8.013	8.75	25.75	12.83	100	10.74	0.77	84.18	0.16	
80,000-100,000	79.47	82.68		603	7.598	8.25	24.98	7.25	100	16.99	1.97	79.9	0.62	
100,000>=	80.97	84.62		613	7.105	83	28.91	2.7	100	18.85	14.36	74.64	8.84	
Total	80.39	83.86		611	7.226	100	28.31	3.96	100	17.98	12.15	75.91	7.4	

Ist Lien	80.39	83.86		611	7.226	100	28.31	3.96	100	17.98	12.15	75.91	7.4	
2nd Lien														
Total	80.39	83.86		611	7.226	100	28.31	3.96	100	17.98	12.15	75.91	7.4	

[illegible]	[illegible]

[illegible]	[illegible]
0	
0	
0	

[illegible]	[illegible]
0	
0	
0	
0	

[illegible]	[illegible]
0	
0	
0	
0	
0	
0	

[illegible]	[illegible]
0	
0	
0	
0	

[illegible]	[illegible]
0	
0	
0	

RASC 2005 KS-1 - Price/Yield - NIM

Balance	$37,600,000.00	Delay	0	WAC	7.1589	WAM	357
Coupon	4	Dated	02/18/2005	NET	6.655175	WALA	1
Settle	02/18/2005	First Payment	02/25/2005				

Price = 99.93398	*50 PricingSpeed*	*75 PricingSpeed*	100 PricingSpeed	125 PricingSpeed	150 PricingSpeed	175 PricingSpeed	200 PricingSpeed	
200bp, 50 PricingSpeed, 40% Sev, Adv 100%, 0 Lag	4.120	4.121	4.122	4.123	4.123	4.122	4.121	Yield
	0.79	0.78	0.78	0.77	0.77	0.78	0.79	WAL for Princ Pmts
	0.76	0.75	0.74	0.74	0.74	0.75	0.76	Mod Durn
	1	1	1	1	1	1	1	Principal Window Begin
	22	22	22	21	22	22	31	Principal Window End
	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	Principal Writedown
	1.88%	1.88%	1.88%	1.88%	1.88%	1.88%	1.86%	Total Collat Loss (Call Sensitive)
	0.43%	0.43%	0.43%	0.39%	0.43%	0.43%	0.81%	Total Collat Loss (Tranche Life)
200bp, 75 PricingSpeed, 40% Sev, Adv 100%, 0 Lag	4.118	4.119	4.121	4.122	4.121	4.120	2.779	Yield
	0.82	0.80	0.79	0.78	0.79	0.79	0.80	WAL for Princ Pmts
	0.78	0.77	0.76	0.75	0.75	0.76	0.77	Mod Durn
	1	1	1	1	1	1	1	Principal Window Begin
	26	22	22	22	22	26	35	Principal Window End
	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.15%	Principal Writedown
	2.81%	2.81%	2.81%	2.81%	2.81%	2.81%	2.68%	Total Collat Loss (Call Sensitive)
	0.90%	0.65%	0.65%	0.65%	0.65%	0.90%	2.68%	Total Collat Loss (Tranche Life)
200bp, 100 PricingSpeed, 40% Sev, Adv 100%, 0 Lag	4.115	4.118	4.119	4.121	4.120	4.119	1.768	Yield
	0.84	0.82	0.80	0.79	0.79	0.81	0.79	WAL for Princ Pmts
	0.81	0.79	0.77	0.76	0.76	0.77	0.78	Mod Durn
	1	1	1	1	1	1	1	Principal Window Begin
	30	32	22	22	22	32	35	Principal Window End
	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.02%	Principal Writedown
	3.75%	3.75%	3.75%	3.75%	3.75%	3.70%	3.28%	Total Collat Loss (Call Sensitive)
	1.53%	1.71%	0.87%	0.87%	0.87%	1.71%	3.28%	Total Collat Loss (Tranche Life)
200bp, 125 PricingSpeed, 40% Sev, Adv 100%, 0 Lag	4.113	4.116	4.119	4.120	4.120	3.777	1.090	Yield
	0.87	0.84	0.81	0.80	0.80	0.81	0.79	WAL for Princ Pmts
	0.83	0.81	0.78	0.77	0.77	0.76	0.78	Mod Durn
	1	1	1	1	1	1	1	Principal Window Begin

	36	44	24	22	23	35	35	Principal Window End
	0.00%	0.00%	0.00%	0.00%	0.00%	0.30%	2.60%	Principal Writedown
	4.69%	4.69%	4.69%	4.69%	4.68%	4.30%	3.85%	Total Collat Loss (Call Sensitive)
	2.56%	3.23%	1.30%	1.09%	1.19%	4.30%	3.85%	Total Collat Loss (Tranche Life)
200bp, 150 PricingSpeed, 40% Sev, Adv 100%, 0 Lag	4.111	4.112	4.118	4.119	4.119	3.188	0.489	Yield
	0.90	0.88	0.82	0.80	0.81	0.81	0.79	WAL for Princ Pmts
	0.86	0.84	0.78	0.77	0.77	0.78	0.79	Mod Durn
	1	1	1	1	1	1	1	Principal Window Begin
	42	63	27	22	25	35	35	Principal Window End
	0.00%	0.00%	0.00%	0.00%	0.00%	0.81%	3.11%	Principal Writedown
	5.63%	5.63%	5.63%	5.63%	5.53%	4.88%	4.43%	Total Collat Loss (Call Sensitive)
	3.68%	5.49%	1.93%	1.30%	1.68%	4.88%	4.43%	Total Collat Loss (Tranche Life)
200bp, 175 PricingSpeed, 40% Sev, Adv 100%, 0 Lag	4.108	4.109	4.117	4.119	4.118	2.599	-0.112	Yield
	0.94	0.92	0.82	0.81	0.81	0.81	0.79	WAL for Princ Pmts
	0.89	0.88	0.79	0.77	0.78	0.79	0.79	Mod Durn
	1	1	1	1	1	1	1	Principal Window Begin
	49	76	32	22	28	35	35	Principal Window End
	0.00%	0.00%	0.00%	0.00%	0.00%	1.33%	3.62%	Principal Writedown
	6.56%	6.56%	6.56%	6.56%	6.12%	5.45%	5.00%	Total Collat Loss (Call Sensitive)
	5.08%	6.56%	2.99%	1.52%	2.40%	5.45%	5.00%	Total Collat Loss (Tranche Life)
200bp, 200 PricingSpeed, 40% Sev, Adv 100%, 0 Lag	4.104	4.105	4.114	4.118	4.118	2.087	-0.592	Yield
	0.99	0.98	0.86	0.81	0.82	0.81	0.79	WAL for Princ Pmts
	0.94	0.92	0.82	0.78	0.78	0.79	0.79	Mod Durn
	1	1	1	1	1	1	1	Principal Window Begin
	58	88	128	23	32	35	35	Principal Window End
	0.00%	0.00%	0.00%	0.00%	0.00%	1.77%	4.03%	Principal Writedown
	7.50%	7.50%	7.50%	7.50%	6.69%	6.02%	5.57%	Total Collat Loss (Call Sensitive)
	6.85%	7.50%	7.50%	1.91%	3.41%	6.02%	5.57%	Total Collat Loss (Tranche Life)

Prepay	50 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	150 PricingSpeed	175 PricingSpeed	200 PricingSpeed
No Prepays							
Lockout and Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties
Prepay Penalty Haircut	0	0	0	0	0	0	0
Delinq	100%	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Swap Curve Mat	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	15YR
Yld	3.248	3.597	3.8130	3.989	4.148	4.2845	4.4045	4.5065	4.6055	4.6865	4.9885

Generated by Intex Dealmaker 02/16/2005 8:04 AM

RASC 2005 KS-1 - Price/Yield - NIM

Balance	$37,600,000.00	Delay	0	WAC	7.15890153	WAM	357
Coupon	4	Dated	02/18/2005	NET	6.655175	WALA	1
Settle	02/18/2005	First Payment	02/25/2005				

Price = 99.93398	50 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	150 PricingSpeed	175 PricingSpeed	200 PricingSpeed	
0bp, 50 PricingSpeed, 40% Sev, Adv 100%, 0 Lag	4.126	4.126	4.126	4.126	4.125	4.125	4.123	Yield
	0.74	0.74	0.74	0.74	0.75	0.76	0.77	WAL for Princ Pmts
	0.71	0.71	0.71	0.71	0.72	0.73	0.74	Mod Durn
	1	1	1	1	1	1	1	Principal Window Begin
	20	20	20	21	21	22	24	Principal Window End
	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	Principal Writedown
	1.88%	1.88%	1.88%	1.88%	1.88%	1.87%	1.80%	Total Collat Loss (Call Sensitive)
	0.17%	0.17%	0.17%	0.20%	0.20%	0.23%	0.29%	Total Collat Loss (Tranche Life)
0bp, 75 PricingSpeed, 40% Sev, Adv 100%, 0 Lag	4.126	4.126	4.126	4.125	4.125	4.124	4.122	Yield
	0.75	0.75	0.75	0.75	0.75	0.76	0.78	WAL for Princ Pmts
	0.72	0.72	0.72	0.72	0.72	0.73	0.75	Mod Durn
	1	1	1	1	1	1	1	Principal Window Begin
	20	21	21	21	22	23	25	Principal Window End
	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	Principal Writedown
	2.81%	2.81%	2.81%	2.81%	2.81%	2.78%	2.38%	Total Collat Loss (Call Sensitive)
	0.25%	0.30%	0.30%	0.30%	0.34%	0.39%	0.48%	Total Collat Loss (Tranche Life)
0bp, 100 PricingSpeed, 40% Sev, Adv 100%, 0 Lag	4.125	4.125	4.125	4.125	4.124	4.122	2.771	Yield
	0.75	0.75	0.75	0.75	0.76	0.77	0.78	WAL for Princ Pmts
	0.72	0.72	0.72	0.72	0.73	0.74	0.76	Mod Durn
	1	1	1	1	1	1	1	Principal Window Begin
	21	21	22	22	23	25	35	Principal Window End
	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.14%	Principal Writedown
	3.75%	3.75%	3.75%	3.75%	3.74%	3.29%	2.85%	Total Collat Loss (Call Sensitive)
	0.40%	0.40%	0.46%	0.46%	0.52%	0.65%	2.85%	Total Collat Loss (Tranche Life)
0bp, 125 PricingSpeed, 40% Sev, Adv 100%, 0 Lag	4.125	4.124	4.124	4.124	4.123	3.603	-1.901	Yield
	0.76	0.76	0.76	0.76	0.77	0.79	0.75	WAL for Princ Pmts
	0.73	0.73	0.73	0.73	0.74	0.76	0.76	Mod Durn
	1	1	1	1	1	1	1	Principal Window Begin

	22	22	22	23	25	35	35	Principal Window End
	0.00%	0.00%	0.00%	0.00%	0.00%	0.44%	4.88%	Principal Writedown
	4.69%	4.69%	4.69%	4.69%	4.42%	3.76%	3.31%	Total Collat Loss (Call Sensitive)
	0.57%	0.57%	0.57%	0.65%	0.81%	3.76%	3.31%	Total Collat Loss (Tranche Life)
0bp, 150 PricingSpeed, 40% Sev, Adv 100%, 0 Lag	4.124	4.124	4.123	4.123	4.121	-0.993	-6.151	Yield
	0.76	0.76	0.77	0.77	0.79	0.75	0.71	WAL for Princ Pmts
	0.73	0.73	0.74	0.74	0.76	0.76	0.76	Mod Durn
	1	1	1	1	1	1	1	Principal Window Begin
	22	23	24	24	34	35	35	Principal Window End
	0.00%	0.00%	0.00%	0.00%	0.00%	4.17%	8.03%	Principal Writedown
	5.63%	5.63%	5.63%	5.63%	4.89%	4.23%	3.78%	Total Collat Loss (Call Sensitive)
	0.69%	0.78%	0.87%	0.87%	2.06%	4.23%	3.78%	Total Collat Loss (Tranche Life)
0bp, 175 PricingSpeed, 40% Sev, Adv 100%, 0 Lag	4.123	4.122	4.122	4.121	-0.157	-5.185	-7.739	Yield
	0.77	0.77	0.78	0.79	0.76	0.72	0.70	WAL for Princ Pmts
	0.74	0.74	0.75	0.75	0.78	0.75	0.76	Mod Durn
	1	1	1	1	1	1	1	Principal Window Begin
	24	24	25	29	35	35	35	Principal Window End
	0.00%	0.00%	0.00%	0.00%	3.65%	7.31%	9.19%	Principal Writedown
	6.56%	6.56%	6.56%	6.56%	5.36%	4.69%	4.24%	Total Collat Loss (Call Sensitive)
	1.02%	1.02%	1.13%	1.67%	5.36%	4.69%	4.24%	Total Collat Loss (Tranche Life)
0bp, 200 PricingSpeed, 40% Sev, Adv 100%, 0 Lag	4.122	4.121	4.120	3.549	-3.880	-6.525	-9.035	Yield
	0.78	0.79	0.79	1.02	0.72	0.71	0.70	WAL for Princ Pmts
	0.75	0.75	0.76	1.10	0.84	0.78	0.76	Mod Durn
	1	1	1	1	1	1	1	Principal Window Begin
	25	25	27	273	35	35	35	Principal Window End
	0.00%	0.00%	0.00%	1.60%	6.87%	8.43%	10.12%	Principal Writedown
	7.50%	7.50%	7.50%	7.27%	5.83%	5.16%	4.70%	Total Collat Loss (Call Sensitive)
	1.29%	1.29%	1.58%	7.27%	5.83%	5.16%	4.70%	Total Collat Loss (Tranche Life)

Prepay	50 PricingSpeed	75 PricingSpeed	100 PricingSpeed	125 PricingSpeed	150 PricingSpeed	175 PricingSpeed	200 PricingSpeed
No Prepays							
Lockout and Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties	Include Penalties
Prepay Penalty Haircut	0	0	0	0	0	0	0
Delinq	100%	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Generated by Intex Dealmaker 02/16/2005 8:05 AM

Swap Curve Mat	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	15YR
Yld	3.248	3.597	3.8130	3.989	4.148	4.2845	4.4045	4.5065	4.6055	4.6865	4.9885